English Translation of Financial Statements Originally Issued in Chinese
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

Consolidated Financial Statements for the
Nine Months Ended September 30, 2023 and 2022 and
Independent Auditors’ Review Report

勤業眾信
勤業眾信聯合會計師事務所
11073 台北市信義區松仁路100號20樓

Deloitte & Touche
20F, Taipei Nan Shan Plaza
No. 100, Songren Rd.,
Xinyi Dist., Taipei 11073, Taiwan

Tel :+886 (2) 2725-9988
Fax:+886 (2) 4051-6888
www.deloitte.com.tw

INDEPENDENT AUDITORS’ REVIEW REPORT

The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Limited

Introduction

We have reviewed the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited and its subsidiaries (collectively, the “Company”) as of September 30, 2023 and 2022, the related consolidated statements of comprehensive income for the three months ended September 30, 2023 and 2022 and for the nine months ended September 30, 2023 and 2022, the consolidated statements of changes in equity and cash flows for the nine months then ended, and the related notes to the consolidated financial statements, including material accounting policy information (collectively referred to as the “consolidated financial statements”). Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China. Our responsibility is to express a conclusion on the consolidated financial statements based on our reviews.

Scope of Review

We conducted our reviews in accordance with the Standards on Review Engagements of the Republic of China 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that caused us to believe that the accompanying consolidated financial statements do not present fairly, in all material respects, the consolidated financial position of the Company as of September 30, 2023 and 2022, its consolidated financial performance for the three months ended September 30, 2023 and 2022, and its consolidated financial performance and its consolidated cash flows for the nine months ended September 30, 2023 and 2022 in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China.

The engagement partners on the reviews resulting in this independent auditors’ review report are Shih Tsung Wu and Shang Chih Lin.

Deloitte & Touche
Taipei, Taiwan
Republic of China

November 14, 2023

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally applied in the Republic of China.

For the convenience of readers, the independent auditors’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent auditors’ review report and consolidated financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	September 30, 2023		December 31, 2022		September 30, 2022
ASSETS	Amount	%	Amount	%	Amount	%

CURRENT ASSETS
Cash and cash equivalents (Note 6)	$1,311,806,535	24	$1,342,814,083	27	$1,296,012,784	28
Financial assets at fair value through profit or loss (Note 7)	378,526	-	1,070,398	-	4,705,434	-
Financial assets at fair value through other comprehensive income (Note 8)	154,838,390	3	122,998,543	2	126,209,422	3
Financial assets at amortized cost (Note 9)	84,261,089	2	94,600,219	2	71,857,468	1
Hedging financial assets (Note 10)	37,451	-	2,329	-	88,431	-
Notes and accounts receivable, net (Note 11)	222,467,653	4	229,755,887	5	260,447,134	6
Receivables from related parties (Note 31)	356,257	-	1,583,958	-	1,091,174	-
Other receivables from related parties (Note 31)	82,363	-	68,975	-	76,143	-
Inventories (Note 12)	262,090,072	5	221,149,148	4	218,335,874	5
Other financial assets (Note 32)	26,938,240	-	25,964,428	1	24,855,999	-
Other current assets	19,221,060	-	12,888,776	-	10,552,495	-

Total current assets	2,082,477,636	38	2,052,896,744	41	2,014,232,358	43

NONCURRENT ASSETS
Financial assets at fair value through profit or loss (Note 7)	111,637	-	-	-	-	-
Financial assets at fair value through other comprehensive income (Note 8)	7,933,799	-	6,159,200	-	6,784,978	-
Financial assets at amortized cost (Note 9)	79,379,651	2	35,127,215	1	42,347,584	1
Investments accounted for using equity method (Note 13)	28,921,558	1	27,641,505	1	26,663,336	1
Property, plant and equipment (Note 14)	3,132,664,367	57	2,693,836,970	54	2,411,490,251	52
Right-of-use assets (Note 15)	41,254,711	1	41,914,136	1	42,349,743	1
Intangible assets (Note 16)	23,410,569	-	25,999,155	1	26,706,552	1
Deferred income tax assets (Note 4)	71,030,144	1	69,185,842	1	63,058,097	1
Refundable deposits	8,388,839	-	4,467,022	-	4,451,490	-
Other noncurrent assets	8,983,470	-	7,551,089	-	5,217,377	-

Total noncurrent assets	3,402,078,745	62	2,911,882,134	59	2,629,069,408	57

TOTAL	$5,484,556,381	100	$4,964,778,878	100	$4,643,301,766	100

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss (Note 7)	$132,768	-	$116,215	-	$611,010	-
Hedging financial liabilities (Note 10)	26,879,550	-	813	-	-	-
Accounts payable	52,150,883	1	54,879,708	1	60,147,405	1
Payables to related parties (Note 31)	1,621,423	-	1,642,637	-	1,870,819	-
Salary and bonus payable	28,657,288	1	36,435,509	1	31,380,029	1
Accrued profit sharing bonus to employees and compensation to directors (Note 27)	37,708,203	1	61,748,574	1	45,041,965	1
Payables to contractors and equipment suppliers	230,848,866	4	213,499,613	4	159,780,369	3
Cash dividends payable (Note 19)	155,592,426	3	142,617,093	3	142,617,093	3
Income tax payable (Note 4)	102,953,391	2	120,801,814	3	76,005,324	2
Long-term liabilities - current portion (Notes 17, 18 and 29)	7,420,132	-	19,313,889	-	23,426,667	1
Accrued expenses and other current liabilities (Notes 15, 20, 29 and 31)	326,069,886	6	293,170,952	6	266,550,606	6

Total current liabilities	970,034,816	18	944,226,817	19	807,431,287	18

NONCURRENT LIABILITIES
Bonds payable (Notes 17 and 29)	932,479,423	17	834,336,439	17	842,386,471	18
Long-term bank loans (Notes 18 and 29)	5,013,050	-	4,760,047	-	3,055,178	-
Deferred income tax liabilities (Note 4)	212,549	-	1,031,383	-	1,466,389	-
Lease liabilities (Notes 15 and 29)	29,415,325	1	29,764,097	-	30,182,353	1
Net defined benefit liability (Note 4)	8,615,678	-	9,321,091	-	8,503,262	-
Guarantee deposits	983,928	-	892,021	-	907,991	-
Others (Note 20)	164,983,505	3	179,958,116	4	197,052,676	4

Total noncurrent liabilities	1,141,703,458	21	1,060,063,194	21	1,083,554,320	23

Total liabilities	2,111,738,274	39	2,004,290,011	40	1,890,985,607	41

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock (Notes 19)	259,320,710	5	259,303,805	5	259,303,805	6
Capital surplus (Notes 19 and 26)	69,879,218	1	69,330,328	1	69,316,391	1
Retained earnings (Notes 19)
Appropriated as legal capital reserve	311,146,899	6	311,146,899	6	311,146,899	7
Appropriated as special capital reserve	17,228,363	-	3,154,310	-	35,064,663	1
Unappropriated earnings	2,682,157,537	49	2,323,223,479	47	2,066,562,035	44
	3,010,532,799	55	2,637,524,688	53	2,412,773,597	52
Others (Notes 19 and 26)	8,616,930	-	(20,505,626)	-	(3,419,487)	-

Equity attributable to shareholders of the parent	3,348,349,657	61	2,945,653,195	59	2,737,974,306	59

NON - CONTROLLING INTERESTS	24,468,450	-	14,835,672	1	14,341,853	-

Total equity	3,372,818,107	61	2,960,488,867	60	2,752,316,159	59

TOTAL	$5,484,556,381	100	$4,964,778,878	100	$4,643,301,766	100

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	For the Three Months Ended September 30				For the Nine Months Ended September 30
	2023		2022		2023		2022
	Amount	%	Amount	%	Amount	%	Amount	%

NET REVENUE (Notes 20, 31 and 36)	$546,732,758	100	$613,142,743	100	$1,536,206,985	100	$1,638,359,424	100

COST OF REVENUE (Notes 12, 27 and 31)	250,090,294	46	242,644,026	40	692,864,282	45	679,189,547	41

GROSS PROFIT	296,642,464	54	370,498,717	60	843,342,703	55	959,169,877	59

OPERATING EXPENSES (Notes 27 and 31)
Research and development	51,137,762	9	42,977,507	7	131,960,076	9	118,675,177	7
General and administrative	14,998,124	3	14,499,002	2	42,637,461	3	36,567,623	2
Marketing	2,572,905	-	2,709,953	-	7,615,158	-	6,929,370	1

Total operating expenses	68,708,791	12	60,186,462	9	182,212,695	12	162,172,170	10

OTHER OPERATING INCOME AND EXPENSES, NET (Notes 14 and 27)	131,230	-	11,959	-	131,095	-	(759,626)	-

INCOME FROM OPERATIONS (Note 36)	228,064,903	42	310,324,214	51	661,261,103	43	796,238,081	49

NON-OPERATING INCOME AND EXPENSES
Share of profits of associates	1,166,970	-	2,077,809	-	3,339,974	-	6,061,304	-
Interest income (Note 21)	15,595,274	3	6,615,044	1	42,885,113	3	11,834,868	1
Other income	78,165	-	120,905	-	403,727	-	941,465	-
Foreign exchange gain (loss), net (Note 34)	(791,543)	-	(3,748,421)	(1)	(1,838,720)	-	5,859,265	-
Finance costs (Note 22)	(3,111,922)	(1)	(3,370,018)	-	(9,080,763)	-	(8,415,015)	(1)
Other gains and losses, net (Note 23)	938,648	-	4,671,334	1	3,919,901	-	(2,999,124)	-

Total non-operating income and expenses	13,875,592	2	6,366,653	1	39,629,232	3	13,282,763	-

INCOME BEFORE INCOME TAX	241,940,495	44	316,690,867	52	700,890,335	46	809,520,844	49

INCOME TAX EXPENSE (Notes 4 and 24)	31,145,221	5	35,722,460	6	101,429,019	7	88,498,811	5

NET INCOME	210,795,274	39	280,968,407	46	599,461,316	39	721,022,033	44

OTHER COMPREHENSIVE INCOME (LOSS) (Notes 19 and 24)
Items that will not be reclassified subsequently to profit or loss:
Unrealized gain/(loss) on investments in equity instruments at fair value through other comprehensive income	(8,655)	-	(103,591)	-	987,893	-	68,610	-
Gain on hedging instruments	-	-	-	-	39,898	-	-	-
Share of other comprehensive income of associates	107,972	-	21,431	-	62,956	-	76,518	-
Income tax benefit (expense) related to items that will not be reclassified subsequently	-	-	31	-	(25)	-	262	-
	99,317	-	(82,129)	-	1,090,722	-	145,390	-
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations	27,637,865	5	34,872,636	5	28,594,668	2	68,084,934	4
Unrealized loss on investments in debt instruments at fair value through other comprehensive income	(1,856,201)	(1)	(2,973,821)	-	(1,455,025)	-	(11,263,186)	-
Gain (loss) on hedging instruments	(19,068)	-	4,989	-	(55,327)	-	1,347,573	-
Share of other comprehensive income of associates	187,312	-	299,724	-	237,518	-	591,374	-
Income tax benefit related to items that may be reclassified subsequently	-	-	-	-	-	-	6,036	-
	25,949,908	4	32,203,528	5	27,321,834	2	58,766,731	4

Other comprehensive income, net of income tax	26,049,225	4	32,121,399	5	28,412,556	2	58,912,121	4

TOTAL COMPREHENSIVE INCOME	$236,844,499	43	$313,089,806	51	$627,873,872	41	$779,934,154	48

NET INCOME ATTRIBUTABLE TO:
Shareholders of the parent	$210,999,939	39	$280,865,780	46	$599,785,521	39	$720,626,072	44
Non-controlling interests	(204,665)	-	102,627	-	(324,205)	-	395,961	-

	$210,795,274	39	$280,968,407	46	$599,461,316	39	$721,022,033	44

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Shareholders of the parent	$237,285,511	43	$312,889,198	51	$629,307,238	41	$780,221,513	48
Non-controlling interests	(441,012)	-	200,608	-	(1,433,366)	-	(287,359)	-

	$236,844,499	43	$313,089,806	51	$627,873,872	41	$779,934,154	48

EARNINGS PER SHARE (NT$, Note 25)
Basic earnings per share	$8.14		$10.83		$23.13		$27.79
Diluted earnings per share	$8.14		$10.83		$23.13		$27.79

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars)

	Equity Attributable to Shareholders of the Parent
								Others
									Unrealized
									Gain (Loss) on
									Financial
									Assets at Fair
								Foreign	Value Through		Unearned
	Capital Stock - Common Stock			Retained Earnings				Currency	Other	Gain (Loss) on	Stock-Based
	Shares			Legal Capital	Special Capital	Unappropriated		Translation	Comprehensive	Hedging	Employee		Treasury		Non-controlling	Total
	(In Thousands)	Amount	Capital Surplus	Reserve	Reserve	Earnings	Total	Reserve	Income	Instruments	Compensation	Total	Stock	Total	Interests	Equity

BALANCE, JANUARY 1, 2022	25,930,380	$259,303,805	$64,761,602	$311,146,899	$59,304,212	$1,536,378,550	$1,906,829,661	$(63,303,361)	$574,310	$120,536	$-	$(62,608,515)	$-	$2,168,286,553	$2,446,652	$2,170,733,205

Appropriations of earnings
Special capital reserve	-	-	-	-	(24,239,549)	24,239,549	-	-	-	-	-	-	-	-	-	-
Cash dividends to shareholders	-	-	-	-	-	(213,925,638)	(213,925,638)	-	-	-	-	-	-	(213,925,638)	-	(213,925,638)
Total	-	-	-	-	(24,239,549)	(189,686,089)	(213,925,638)	-	-	-	-	-	-	(213,925,638)	-	(213,925,638)

Net income	-	-	-	-	-	720,626,072	720,626,072	-	-	-	-	-	-	720,626,072	395,961	721,022,033

Other comprehensive income (loss), net of income tax	-	-	-	-	-	-	-	69,359,198	(11,207,118)	1,443,361	-	59,595,441	-	59,595,441	(683,320)	58,912,121

Total comprehensive income (loss)	-	-	-	-	-	720,626,072	720,626,072	69,359,198	(11,207,118)	1,443,361	-	59,595,441	-	780,221,513	(287,359)	779,934,154

Share-based payment arrangements	1,387	13,870	438,029	-	-	-	-	-	-	-	(265,177)	(265,177)	-	186,722	-	186,722

Treasury stock acquired	-	-	-	-	-	-	-	-	-	-	-	-	(871,566)	(871,566)	-	(871,566)

Treasury stock retired	(1,387)	(13,870)	(2,989)	-	-	(854,707)	(854,707)	-	-	-	-	-	871,566	-	-	-

Disposal of investments in equity instruments at fair value through other comprehensive income	-	-	-	-	-	98,209	98,209	-	(98,209)	-	-	(98,209)	-	-	-	-

Basis adjustment for loss on hedging instruments	-	-	-	-	-	-	-	-	-	(43,027)	-	(43,027)	-	(43,027)	-	(43,027)

Adjustments to share of changes in equities of associates	-	-	2,582	-	-	-	-	-	-	-	-	-	-	2,582	-	2,582

From share of changes in equities of subsidiaries	-	-	4,117,167	-	-	-	-	-	-	-	-	-	-	4,117,167	12,348,992	16,466,159

Decrease in non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(166,432)	(166,432)

BALANCE, SEPTEMBER 30, 2022	25,930,380	$259,303,805	$69,316,391	$311,146,899	$35,064,663	$2,066,562,035	$2,412,773,597	$6,055,837	$(10,731,017)	$1,520,870	$(265,177)	$(3,419,487)	$-	$2,737,974,306	$14,341,853	$2,752,316,159

BALANCE, JANUARY 1, 2023	25,930,380	$259,303,805	$69,330,328	$311,146,899	$3,154,310	$2,323,223,479	$2,637,524,688	$(11,743,301)	$(10,056,353)	$1,479,181	$(185,153)	$(20,505,626)	$-	$2,945,653,195	$14,835,672	$2,960,488,867

Appropriations of earnings
Special capital reserve	-	-	-	-	14,074,053	(14,074,053)	-	-	-	-	-	-	-	-	-	-
Cash dividends to shareholders	-	-	-	-	-	(226,900,972)	(226,900,972)	-	-	-	-	-	-	(226,900,972)	-	(226,900,972)
Total	-	-	-	-	14,074,053	(240,975,025)	(226,900,972)	-	-	-	-	-	-	(226,900,972)	-	(226,900,972)

Net income	-	-	-	-	-	599,785,521	599,785,521	-	-	-	-	-	-	599,785,521	(324,205)	599,461,316

Other comprehensive income (loss), net of income tax	-	-	-	-	-	-	-	29,942,174	(434,126)	13,669	-	29,521,717	-	29,521,717	(1,109,161)	28,412,556

Total comprehensive income (loss)	-	-	-	-	-	599,785,521	599,785,521	29,942,174	(434,126)	13,669	-	29,521,717	-	629,307,238	(1,433,366)	627,873,872

Employee restricted shares retired	(419)	(4,195)	4,195	-	-	4,614	4,614	-	-	-	-	-	-	4,614	-	4,614

Share-based payment arrangements	2,110	21,100	564,868	-	-	-	-	-	-	-	(235,582)	(235,582)	-	350,386	-	350,386

Disposal of investments in equity instruments at fair value through other comprehensive income	-	-	-	-	-	118,948	118,948	-	(118,948)	-	-	(118,948)	-	-	-	-

Basis adjustment for loss on hedging instruments	-	-	-	-	-	-	-	-	-	(44,631)	-	(44,631)	-	(44,631)	-	(44,631)

Adjustments to share of changes in equities of associates	-	-	(1,236)	-	-	-	-	-	-	-	-	-	-	(1,236)	-	(1,236)

From share of changes in equities of subsidiaries	-	-	(18,937)	-	-	-	-	-	-	-	-	-	-	(18,937)	11,264,847	11,245,910

Decrease in non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(198,703)	(198,703)

BALANCE, SEPTEMBER 30, 2023	25,932,071	$259,320,710	$69,879,218	$311,146,899	$17,228,363	$2,682,157,537	$3,010,532,799	$18,198,873	$(10,609,427)	$1,448,219	$(420,735)	$8,616,930	$-	$3,348,349,657	$24,468,450	$3,372,818,107

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	Nine Months Ended September 30
	2023	2022

CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$700,890,335	$809,520,844
Adjustments for:
Depreciation expense	374,654,167	323,122,219
Amortization expense	6,888,324	6,550,157
Expected credit losses recognized on investments in debt instruments	41,161	33,282
Finance costs	9,080,763	8,415,015
Share of profits of associates	(3,339,974)	(6,061,304)
Interest income	(42,885,113)	(11,834,868)
Share-based compensation	355,701	222,091
Loss on disposal or retirement of property, plant and equipment, net	335,393	91,532
Gain on disposal or retirement of intangible assets, net	(2,308)	-
Impairment loss on property, plant and equipment	-	790,740
Gain on financial instruments at fair value through profit or loss, net	(27,022)	-
Loss on disposal of investments in debt instruments at fair value through other comprehensive income, net	372,631	346,125
Loss on foreign exchange, net	4,178,853	12,532,183
Dividend income	(387,837)	(260,534)
Others	(280,262)	(292,572)
Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	857,225	(4,622,312)
Notes and accounts receivable, net	7,288,198	(62,861,124)
Receivables from related parties	1,227,701	(375,850)
Other receivables from related parties	(13,388)	(14,612)
Inventories	(40,940,924)	(25,233,553)
Other financial assets	263,031	(4,371,124)
Other current assets	(5,852,289)	(1,072,295)
Other noncurrent assets	(378,730)	-
Accounts payable	(2,728,825)	12,861,802
Payables to related parties	(21,214)	433,633
Salary and bonus payable	(7,778,221)	7,577,929
Accrued profit sharing bonus to employees and compensation to directors	(24,040,371)	8,517,224
Accrued expenses and other current liabilities	(34,382,658)	38,582,192
Other noncurrent liabilities	26,776,501	100,127,809
Net defined benefit liability	(705,413)	(2,533,617)
Cash generated from operations	969,445,435	1,210,191,012
Income taxes paid	(122,307,435)	(86,473,728)

Net cash generated by operating activities	847,138,000	1,123,717,284
(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	Nine Months Ended September 30
	2023	2022

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Financial instruments at fair value through profit or loss	$(323,973)	$-
Financial assets at fair value through other comprehensive income	(54,832,622)	(49,269,573)
Financial assets at amortized cost	(115,641,029)	(123,508,899)
Property, plant and equipment	(779,656,605)	(745,827,757)
Intangible assets	(3,387,581)	(5,471,086)
Proceeds from disposal or redemption of:
Financial assets at fair value through other comprehensive income	28,804,766	41,221,410
Financial assets at amortized cost	89,166,171	20,620,129
Property, plant and equipment	391,764	801,029
Intangible assets	2,308	-
Proceeds from return of capital of investments in equity instruments at fair value through other comprehensive income	117,897	300
Derecognition of hedging financial instruments	66,776	1,591,074
Interest received	41,015,135	9,440,363
Proceeds from government grants - property, plant and equipment	20,756,650	462,822
Proceeds from government grants - others	1,152	874
Other dividends received	387,837	260,534
Dividends received from investments accounted for using equity method	3,076,482	2,749,667
Increase in prepayments for leases	(50,173)	-
Refundable deposits paid	(4,053,259)	(1,904,318)
Refundable deposits refunded	357,210	437,209

Net cash used in investing activities	(773,801,094)	(848,396,222)

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in short-term loans	-	(111,959,992)
Increase in hedging financial liabilities - bank loans	27,908,580	-
Proceeds from issuance of bonds	75,900,000	188,093,561
Repayment of bonds	(18,100,000)	-
Proceeds from long-term bank loans	2,450,000	500,000
Repayment of long-term bank loans	(1,244,444)	-
Payments for transaction costs attributable to the issuance of bonds	(78,448)	(403,162)
Treasury stock acquired	-	(871,566)
Repayment of the principal portion of lease liabilities	(2,132,449)	(1,767,753)
Interest paid	(11,363,895)	(6,498,170)
Guarantee deposits received	230,116	199,190
Guarantee deposits refunded	(217,446)	(43,314)
Cash dividends	(213,925,639)	(213,925,639)
Increase in non-controlling interests	11,046,506	16,264,358

Net cash used in financing activities	(129,527,119)	(130,412,487)
(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

	Nine Months Ended September 30
	2023	2022

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	$25,182,665	$86,114,017

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(31,007,548)	231,022,592

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	1,342,814,083	1,064,990,192

CASH AND CASH EQUIVALENTS, END OF PERIOD	$1,311,806,535	$1,296,012,784

(Concluded)
The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2022

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

1.    GENERAL

Taiwan Semiconductor Manufacturing Company Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. TSMC is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.

On September 5, 1994, TSMC’s shares were listed on the Taiwan Stock Exchange (TWSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

The address of its registered office and principal place of business is No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan. The principal operating activities of TSMC’s subsidiaries are described in Note 4.

2.    THE AUTHORIZATION OF FINANCIAL STATEMENTS

The accompanying consolidated financial statements were approved and authorized for issue by the Board of Directors on November 14, 2023.

3.    APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

a.    Initial application of the amendments to the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), IFRIC Interpretations (IFRIC), and SIC Interpretations (SIC) (collectively, the “IFRSs”) endorsed and issued into effect by the Financial Supervisory Commission (FSC)

Except for the following, the initial application of the amendments to the IFRSs endorsed and issued into effect by the FSC did not have a material impact on the accounting policies of TSMC and its subsidiaries (collectively as the “Company”):

Amendments to IAS 12 “International Tax Reform - Pillar Two Model Rules”

The amendments introduce a temporary exception to the requirements in IAS 12 by stipulating that the Company should neither recognize nor disclose information about deferred tax assets and liabilities related to Pillar Two income taxes. The amendments also require the Company to disclose that it has applied the exception and separately disclose its current tax expense (income) related to Pillar Two income taxes. In addition, for periods in which Pillar Two legislation is enacted or substantively enacted but not yet in effect, the Company should disclose qualitative and quantitative information that helps users of financial statements understand the Company’s exposure to Pillar Two income taxes. The requirement that the Company applies the exception and the requirement to disclose that fact is applied immediately upon issuance of the amendments in May 2023. The remaining disclosure requirements are applied for annual reporting periods beginning on or after January 1, 2023, but not for any interim period ending on or before December 31, 2023.

b.    The IFRSs issued by International Accounting Standards Board (IASB) and endorsed by the FSC with effective date starting 2024

New, Amended and Revised Standards and Interpretations	Effective Date Issued by IASB

Amendments to IAS 1 “Classification of Liabilities as Current or Non-current” and “Non-current Liabilities with Covenants”	January 1, 2024

c.    The IFRSs issued by IASB , but not yet endorsed and issued into effect by the FSC

New, Amended and Revised Standards and Interpretations	Effective Date Issued by IASB

Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	To be determined by IASB

As of the date the accompanying consolidated financial statements were issued, the Company continues in evaluating the impact on its financial position and financial performance from the initial adoption of the aforementioned standards or interpretations and related applicable period. The related impact will be disclosed when the Company completes its evaluation.

4.    SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION

Except for the following, the accounting policies applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2022.

For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.

Statement of Compliance

The accompanying consolidated financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and IAS 34, “Interim Financial Reporting,” endorsed and issued into effect by the FSC. The consolidated financial statements do not present all the disclosures required for a complete set of annual consolidated financial statements prepared under the IFRSs endorsed and issued into effect by the FSC (collectively, the “Taiwan-IFRSs”).

Basis of Consolidation

The basis of preparation and the basis for the consolidated financial statements

The basis of preparation and the basis for the consolidated financial statements applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2022.

The subsidiaries in the consolidated financial statements

The detail information of the subsidiaries at the end of reporting period was as follows:

			Establishment	Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	and Operating Location	September 30, 2023	December 31, 2022	September 30, 2022	Note

TSMC	TSMC North America	Sales and marketing of integrated circuits and other semiconductor devices	San Jose, California, U.S.A.	100%	100%	100%	-
	TSMC Europe B.V. (TSMC Europe)	Customer service and supporting activities	Amsterdam, the Netherlands	100%	100%	100%	a)
	TSMC Japan Limited (TSMC Japan)	Customer service and supporting activities	Yokohama, Japan	100%	100%	100%	a)
	TSMC Design Technology Japan, Inc. (TSMC JDC)	Engineering support activities	Yokohama, Japan	100%	100%	100%	a)
	TSMC Japan 3DIC R&D Center, Inc. (TSMC 3DIC)	Engineering support activities	Yokohama, Japan	100%	100%	100%	a)
	TSMC Korea Limited (TSMC Korea)	Customer service and supporting activities	Seoul, Korea	100%	100%	100%	a)
	TSMC Partners, Ltd. (TSMC Partners)	Investing in companies involved in the semiconductor design and manufacturing, and other investment activities	Tortola, British Virgin Islands	100%	100%	100%	-
	TSMC Global, Ltd. (TSMC Global)	Investment activities	Tortola, British Virgin Islands	100%	100%	100%	-
	TSMC China Company Limited (TSMC China)	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	Shanghai, China	100%	100%	100%	-
	TSMC Nanjing Company Limited (TSMC Nanjing)	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	Nanjing, China	100%	100%	100%	-
	VisEra Technologies Company Ltd. (VisEra Tech)	Research, design, development, manufacturing, sales, packaging and test of color filter	Hsin-Chu, Taiwan	68%	68%	68%	-
	TSMC Arizona Corporation (TSMC Arizona)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Phoenix, Arizona, U.S.A.	100%	100%	100%	b)
	Japan Advanced Semiconductor Manufacturing, Inc. (JASM)	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	Kumamoto, Japan	71%	71%	71%	a), c)
	European Semiconductor Manufacturing Company GmbH (ESMC)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Dresden, Germany	100%	-	-	a), d)
	VentureTech Alliance Fund II, L.P. (VTAF II)	Investing in technology start-up companies	Cayman Islands	98%	98%	98%	a)
	VentureTech Alliance Fund III, L.P. (VTAF III)	Investing in technology start-up companies	Cayman Islands	98%	98%	98%	a)
	Emerging Fund L.P. (Emerging Fund)	Investing in technology start-up companies	Cayman Islands	99.9%	99.9%	99.9%	a)
TSMC Partners	TSMC Development, Inc. (TSMC Development)	Investing in companies involved in semiconductor manufacturing	Delaware, U.S.A.	100%	100%	100%	-
	TSMC Technology, Inc. (TSMC Technology)	Engineering support activities	Delaware, U.S.A.	100%	100%	100%	a)
	TSMC Design Technology Canada Inc. (TSMC Canada)	Engineering support activities	Ontario, Canada	100%	100%	100%	a)
VTAF III	Growth Fund Limited (Growth Fund)	Investing in technology start-up companies	Cayman Islands	100%	100%	100%	a)
TSMC Development	WaferTech, LLC (WaferTech)	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	Washington, U.S.A.	100%	100%	100%	-

Note a:    This is an immaterial subsidiary for which the consolidated financial statements are neither reviewed nor audited by the Company’s independent auditors.

Note b:    Under the terms of the development agreement entered into between TSMC Arizona and the City of Phoenix, the City of Phoenix commits approximately US$205 million toward various public infrastructure projects in the area of the proposed manufacturing facility, conditioned on TSMC Arizona’s achieving a minimum project scale with defined spending and job-creation thresholds.

Note c:    TSMC’s shareholding and the proportion of voting rights in JASM are 71% and 81%, respectively.

Note d:    ESMC is established in June 2023.

Retirement Benefits

Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year.

Hedge Accounting

Hedges of net investments in foreign operations

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized in other comprehensive income and accumulated under the heading of foreign currency translation reserve. The gains or losses relating to the ineffective portion are recognized immediately in profit or loss.

The gains and losses on the hedging instrument relating to the effective portion of the hedge, which were accumulated in the foreign currency translation reserve, are reclassified to profit or loss on the disposal or partial disposal of a foreign operation.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. The interim period income tax expense is accrued using the tax rate that would be applicable to expected total annual earnings, that is, the estimated average annual effective income tax rate applied to the pre-tax income of the interim period.

5.    MATERIAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION AND UNCERTAINTY

The same material accounting judgments and key sources of estimates and uncertainty have been followed in these consolidated financial statements as were applied in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2022.

6.    CASH AND CASH EQUIVALENTS

	September 30, 2023	December 31, 2022	September 30, 2022

Cash and deposits in banks	$1,297,689,297	$1,327,884,602	$1,277,760,695
Commercial paper	9,408,778	9,566,430	16,458,450
Money market funds	3,336,162	1,406,792	-
Repurchase agreements	1,229,906	1,133,310	-
Government bonds/Agency bonds	142,392	2,451,570	1,793,639
Corporate bonds	-	371,379	-

	$1,311,806,535	$1,342,814,083	$1,296,012,784

Deposits in banks consisted of highly liquid time deposits that were readily convertible to known amounts of cash and were subject to an insignificant risk of changes in value.

7.    FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	September 30, 2023	December 31, 2022	September 30, 2022

Financial assets

Mandatorily measured at FVTPL
Convertible bonds	$231,022	$122,852	$-
Forward exchange contracts	147,504	947,546	4,705,434
Mutual funds	111,637	-	-

	$490,163	$1,070,398	$4,705,434
(Continued)

	September 30, 2023	December 31, 2022	September 30, 2022

Current	$378,526	$1,070,398	$4,705,434
Noncurrent	111,637	-	-

	$490,163	$1,070,398	$4,705,434

Financial liabilities

Held for trading
Forward exchange contracts	$132,768	$116,215	$611,010
(Concluded)

The Company entered into forward exchange contracts to manage exposures due to fluctuations of foreign exchange rates. These forward exchange contracts did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for these forward exchange contracts.

Outstanding forward exchange contracts consisted of the following:

		Contract Amount
	Maturity Date	(In Thousands)

September 30, 2023

Sell NT$	October 2023	NT$	10,026,983
Sell US$	October 2023 to November 2023	US$	173,000

December 31, 2022

Sell NT$	January 2023 to March 2023	NT$	79,610,590
Sell US$	January 2023 to March 2023	US$	752,486
Sell RMB	January 2023 to March 2023	RMB	1,448,371

September 30, 2022

Sell NT$	October 2022 to November 2022	NT$	104,780,845
Sell US$	October 2022 to December 2022	US$	1,871,955
Sell RMB	October 2022 to November 2022	RMB	1,481,748

8.    FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	September 30, 2023	December 31, 2022	September 30, 2022

Investments in debt instruments at FVTOCI
Corporate bonds	$80,389,109	$66,116,166	$66,420,737
Agency mortgage-backed securities	36,337,585	28,367,926	29,680,882
Government bonds/Agency bonds	24,061,844	18,961,888	20,259,681
Asset-backed securities	10,419,593	9,274,697	9,580,806
	151,208,131	122,720,677	125,942,106
(Continued)

	September 30, 2023	December 31, 2022	September 30, 2022

Investments in equity instruments at FVTOCI
Non-publicly traded equity investments	$7,933,799	$6,159,200	$6,784,978
Publicly traded stocks	3,630,259	277,866	267,316
	11,564,058	6,437,066	7,052,294

	$162,772,189	$129,157,743	$132,994,400

Current	$154,838,390	$122,998,543	$126,209,422
Noncurrent	7,933,799	6,159,200	6,784,978

	$162,772,189	$129,157,743	$132,994,400
(Concluded)

These investments in equity instruments are held for medium to long-term purposes and therefore are accounted for as FVTOCI. For dividends recognized from these investments, please refer to consolidated statements of cash flows. All of the dividends are mainly from investments held at the end of the reporting period.

For the nine months ended September 30, 2023 and 2022, as the Company adjusted its investment portfolio, equity investments designated at FVTOCI were divested for NT$189,390 thousand and NT$195,301 thousand, respectively. The related other equity-unrealized gain/loss on financial assets at FVTOCI of NT$118,948 thousand and NT$98,209 thousand were transferred to increase retained earnings, respectively.

As of September 30, 2023 and 2022, the cumulative loss allowance for expected credit loss of NT$49,497 thousand and NT$38,718 thousand was recognized under investments in debt instruments at FVTOCI, respectively. Refer to Note 30 for information relating to the credit risk management and expected credit loss.

9.    FINANCIAL ASSETS AT AMORTIZED COST

	September 30, 2023	December 31, 2022	September 30, 2022

Corporate bonds	$126,268,615	$81,041,056	$70,840,021
Commercial paper	22,166,254	48,742,817	43,404,235
Government bonds/Agency bonds	15,297,477	-	-
Less: Allowance for impairment loss	(91,606)	(56,439)	(39,204)

	$163,640,740	$129,727,434	$114,205,052

Current	$84,261,089	$94,600,219	$71,857,468
Noncurrent	79,379,651	35,127,215	42,347,584

	$163,640,740	$129,727,434	$114,205,052

Refer to Note 30 for information relating to credit risk management and expected credit loss for financial assets at amortized cost.

10.    HEDGING FINANCIAL INSTRUMENTS

	September 30, 2023	December 31, 2022	September 30, 2022

Financial assets - current

Fair value hedges
Interest rate futures contracts	$37,451	$2,329	$88,431

Financial liabilities - current

Fair value hedges
Interest rate futures contracts	$-	$813	$-
Hedges of net investments in foreign operations
Bank loans	26,879,550	-	-

	$26,879,550	$813	$-

Fair value hedge

The Company entered into interest rate futures contracts, which are used to partially hedge against the fair value changes caused by interest rate fluctuation in the Company’s fixed income investments. The hedge ratio is adjusted in response to the changes in the financial market and capped at 100%.

On the basis of economic relationships, the value of the interest rate futures contracts and the value of the hedged financial assets change in opposite directions in response to movements in interest rates.

The main source of hedge ineffectiveness in these hedging relationships is the credit risk of the hedged financial assets, which is not reflected in the fair value of the interest rate futures contracts. No other sources of ineffectiveness emerged from these hedging relationships during the hedging period. Amount of hedge ineffectiveness recognized in profit or loss is classified under other gains and losses, net.

The following tables summarize the information relating to the hedges of interest rate risk.

September 30, 2023

Hedging Instruments	Contract Amount (US$ in Thousands)	Maturity

Interest rate futures contracts - US Treasury futures	US$ 54,400	December 2023

Hedged Items	Asset Carrying Amount	Accumulated Amount of Fair Value Hedge Adjustments

Financial assets at FVTOCI	$ 3,615,318	$ (37,451)

December 31, 2022

Hedging Instruments	Contract Amount (US$ in Thousands)	Maturity

Interest rate futures contracts - US Treasury futures	US$ 74,300	March 2023

Hedged Items	Asset Carrying Amount	Accumulated Amount of Fair Value Hedge Adjustments

Financial assets at FVTOCI	$ 4,008,179	$ (1,516)

September 30, 2022

Hedging Instruments	Contract Amount (US$ in Thousands)	Maturity

Interest rate futures contracts - US Treasury futures	US$ 78,900	December 2022

Hedged Items	Asset Carrying Amount	Accumulated Amount of Fair Value Hedge Adjustments

Financial assets at FVTOCI	$ 4,148,778	$ (88,431)

The effect for the nine months ended September 30, 2023 and 2022 is detailed below:

	Change in Value Used for Calculating Hedge Ineffectiveness
	Nine Months Ended September 30
Hedging Instruments/Hedged Items	2023	2022

Hedging Instruments
Interest rate futures contracts - US Treasury futures	$101,369	$276,460
Hedged Items
Financial assets at FVTOCI	(101,369)	(276,460)

	$-	$-

Cash flow hedge

The Company entered into forward contracts to partially hedge foreign exchange rate risks or interest rate risks associated with certain highly probable forecast transactions (capital expenditures or issuance of debts). The hedge ratio is adjusted in response to the changes in the financial market and capped at 100%. The forward contracts have maturities of 12 months or less.

On the basis of economic relationships, the Company expects that the value of forward contracts and the value of hedged transactions will change in opposite directions in response to movements in foreign exchange rates or interest rates.

The main source of hedge ineffectiveness in these hedging relationships is driven by the effect of the counterparty’s own credit risk on the fair value of forward contracts. No other sources of ineffectiveness have emerged from these hedging relationships during the hedging period. For the nine months ended September 30, 2023 and 2022, refer to Note 19 (d) for gain or loss arising from changes in the fair value of hedging instruments, the amount transferred to initial carrying amount of hedged items and the amount reclassified to finance costs of hedged items.

The effect for the nine months ended September 30, 2023 and 2022 is detailed below:

	Change in Value Used for Calculating Hedge Ineffectiveness
	Nine Months Ended September 30
Hedging Instruments/Hedged Items	2023	2022

Hedging Instruments
Forward exchange contracts (capital expenditures)	$39,898	$-
Forward interest rate contracts (issuance of debts)	$-	$1,378,928

Hedged Items
Forecast transaction (capital expenditures)	$(39,898)	$-
Forecast transaction (issuance of debts)	$-	$(1,378,928)

Hedges of net investments in foreign operations

TSMC has designated the foreign currency bank loans as a hedge of net investments in foreign operations to manage its foreign currency risk arising from investment in overseas subsidiaries.

The main source of hedge ineffectiveness in these hedging relationships is driven by the material difference between the notional amount of foreign currency bank loans and the net investment in foreign operations. No other sources of ineffectiveness have emerged from these hedging relationships during the hedging period. For the nine months ended September 30, 2023, refer to Note 19 (d) for gain or loss arising from changes in the fair value of hedging instruments.

The following tables summarize the information relating to the hedges of net investments in foreign operations.

September 30, 2023

Hedging Instruments	Contract Amount (In Thousands)	Annual Interest Rate	Maturity	Balance in Other Equity (Continuing Hedges)

Bank loans	JPY 124,500,000	0%-0.06%	Due by February 2024	$1,029,030

The effect for the nine months ended September 30, 2023 is detailed below:

Change in Value Used for Calculating Hedge Ineffectiveness
Hedging Instruments/Hedged Items	Nine Months Ended September 30, 2023

Hedging Instruments
Bank loans	$1,029,030

Hedged Items
Net investments in foreign operations	$(1,029,030)

11.    NOTES AND ACCOUNTS RECEIVABLE, NET

	September 30, 2023	December 31, 2022	September 30, 2022

At amortized cost
Notes and accounts receivable	$218,688,626	$222,761,927	$254,776,451
Less: Loss allowance	(752,380)	(331,646)	(375,054)
	217,936,246	222,430,281	254,401,397
At FVTOCI	4,531,407	7,325,606	6,045,737

	$222,467,653	$229,755,887	$260,447,134

The Company signed a contract with the bank to sell certain accounts receivable without recourse and transaction cost required. These accounts receivable are classified as at FVTOCI because they are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets.

In principle, the payment term granted to customers during the reporting period is due 30 days from the invoice date or 15-30 days from the end of the month when the invoice is issued. Aside from recognizing impairment loss for credit-impaired accounts receivable, the Company recognizes loss allowance based on the expected credit loss ratio of customers by different risk levels with consideration of factors of historical loss ratios and customers’ financial conditions, competitiveness and business outlook. For accounts receivable past due over 90 days without collaterals or guarantees, the Company recognizes loss allowance at full amount.

Aging analysis of notes and accounts receivable

	September 30, 2023	December 31, 2022	September 30, 2022

Not past due	$207,436,935	$205,053,142	$252,863,359
Past due
Past due within 30 days	15,751,218	24,516,277	7,958,446
Past due over 31 days	31,880	518,114	383
Less: Loss allowance	(752,380)	(331,646)	(375,054)

	$222,467,653	$229,755,887	$260,447,134

All of the Company’s accounts receivable classified as at FVTOCI were not past due.

Movements of the loss allowance for accounts receivable

	Nine Months Ended September 30
	2023	2022

Balance, beginning of period	$331,646	$347,020
Provision	420,698	27,935
Effect of exchange rate changes	36	99

Balance, end of period	$752,380	$375,054

For the nine months ended September 30, 2023 and 2022, the changes in loss allowance were mainly due to the variations in the balance of accounts receivable of different risk levels.

12.    INVENTORIES

	September 30, 2023	December 31, 2022	September 30, 2022

Finished goods	$35,048,480	$54,818,402	$38,572,060
Work in process	171,354,152	125,661,912	144,337,075
Raw materials	35,076,818	20,389,115	14,998,114
Supplies and spare parts	20,610,622	20,279,719	20,428,625

	$262,090,072	$221,149,148	$218,335,874

Write-down of inventories to net realizable value and reversal of write-down of inventories resulting from the increase in net realizable value were included in the cost of revenue. The amounts are illustrated below:

	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022

Net inventory losses (reversal of write-down of inventories)	$(1,090,783)	$1,710,080	$1,830,238	$2,967,546

13.    INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

Associates consisted of the following:

		Place of	Carrying Amount			% of Ownership and Voting Rights Held by the Company
Name of Associate	Principal Activities	Incorporation and Operation	September 30, 2023	December 31, 2022	September 30, 2022	September 30, 2023	December 31, 2022	September 30, 2022

Vanguard International Semiconductor Corporation (VIS)	Manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks	Hsinchu, Taiwan	$13,103,470	$13,492,653	$12,763,668	28%	28%	28%
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	Manufacturing and sales of integrated circuits and other semiconductor devices	Singapore	9,985,558	8,934,731	8,845,688	39%	39%	39%
Xintec Inc. (Xintec)	Wafer level chip size packaging and wafer level post passivation interconnection service	Taoyuan, Taiwan	3,580,425	3,528,417	3,340,497	41%	41%	41%
Global Unichip Corporation (GUC)	Researching, developing, manufacturing, testing and marketing of integrated circuits	Hsinchu, Taiwan	2,238,136	1,666,651	1,693,668	35%	35%	35%
Mutual-Pak Technology Co., Ltd. (Mutual-Pak)	Manufacturing of electronic parts, wholesaling and retailing of electronic materials, and researching, developing and testing of RFID	New Taipei, Taiwan	13,969	19,053	19,815	28%	28%	28%

			$28,921,558	$27,641,505	$26,663,336

The market prices of the associates’ ownership held by the Company in publicly traded stocks calculated by the closing price are summarized as follows. The closing price represents the quoted price in active markets, the level 1 fair value measurement.

Name of Associate	September 30, 2023	December 31, 2022	September 30, 2022

GUC	$63,728,928	$29,926,918	$27,499,149
VIS	$31,567,198	$35,977,321	$30,174,527
Xintec	$13,075,626	$10,716,449	$10,683,065

14.    PROPERTY, PLANT AND EQUIPMENT

	September 30, 2023	December 31, 2022	September 30, 2022

Assets used by the Company	$3,132,660,998	$2,693,815,688	$2,411,465,486
Assets subject to operating leases	3,369	21,282	24,765

	$3,132,664,367	$2,693,836,970	$2,411,490,251

Assets used by the Company

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Equipment under Installation and Construction in Progress	Total

Cost

Balance at January 1, 2023	$7,661,817	$637,046,949	$4,295,942,530	$85,028,040	$1,336,842,608	$6,362,521,944
Additions (deductions)	-	165,720,355	938,930,779	14,788,418	(322,659,640)	796,779,912
Disposals or retirements	-	(484,812)	(19,043,355)	(529,565)	-	(20,057,732)
Transfers from right-of-use assets	-	-	4,444	-	-	4,444
Transfers from assets subject to operating leases	-	-	80,370	-	-	80,370
Transfers to assets subject to operating leases	-	-	(14,592)	-	-	(14,592)
Effect of exchange rate changes	135,207	365,755	2,727,400	107,811	14,648,846	17,985,019

Balance at September 30, 2023	$7,797,024	$802,648,247	$5,218,627,576	$99,394,704	$1,028,831,814	$7,157,299,365

Accumulated depreciation and impairment

Balance at January 1, 2023	$556,161	$342,938,359	$3,264,880,880	$59,540,116	$790,740	$3,668,706,256
Additions	979	32,551,748	331,772,027	7,730,495	-	372,055,249
Disposals or retirements	-	(482,318)	(18,272,627)	(528,515)	-	(19,283,460)
Transfers from right-of-use assets	-	-	1,851	-	-	1,851
Transfers from assets subject to operating leases	-	-	53,537	-	-	53,537
Transfers to assets subject to operating leases	-	-	(1,702)	-	-	(1,702)
Effect of exchange rate changes	28,436	383,964	2,598,645	95,591	-	3,106,636

Balance at September 30, 2023	$585,576	$375,391,753	$3,581,032,611	$66,837,687	$790,740	$4,024,638,367

Carrying amounts at January 1, 2023	$7,105,656	$294,108,590	$1,031,061,650	$25,487,924	$1,336,051,868	$2,693,815,688
Carrying amounts at September 30, 2023	$7,211,448	$427,256,494	$1,637,594,965	$32,557,017	$1,028,041,074	$3,132,660,998

Cost

Balance at January 1, 2022	$6,488,230	$576,597,777	$3,984,749,236	$76,154,170	$593,155,733	$5,237,145,146
Additions	702,377	44,034,103	270,334,176	6,208,437	426,656,999	747,936,092
Disposals or retirements	-	(83,302)	(17,020,612)	(890,753)	-	(17,994,667)
Transfers to assets subject to operating leases	-	-	(65,779)	-	-	(65,779)
Effect of exchange rate changes	445,035	2,002,705	9,896,845	366,624	8,982,282	21,693,491

Balance at September 30, 2022	$7,635,642	$622,551,283	$4,247,893,866	$81,838,478	$1,028,795,014	$5,988,714,283

Accumulated depreciation and impairment

Balance at January 1, 2022	$499,826	$306,165,242	$2,903,539,441	$51,826,663	$-	$3,262,031,172
Additions	1,042	26,567,909	287,390,332	6,921,986	-	320,881,269
Disposals or retirements	-	(72,173)	(16,176,281)	(890,323)	-	(17,138,777)
Transfers to assets subject to operating leases	-	-	(40,266)	-	-	(40,266)
Impairment	-	-	-	-	790,740	790,740
Effect of exchange rate changes	73,997	1,514,039	8,843,768	292,855	-	10,724,659

Balance at September 30, 2022	$574,865	$334,175,017	$3,183,556,994	$58,151,181	$790,740	$3,577,248,797

Carrying amounts at January 1, 2022	$5,988,404	$270,432,535	$1,081,209,795	$24,327,507	$593,155,733	$1,975,113,974
Carrying amounts at September 30, 2022	$7,060,777	$288,376,266	$1,064,336,872	$23,687,297	$1,028,004,274	$2,411,465,486

The significant part of the Company’s buildings includes main plants, mechanical and electrical power equipment and clean rooms, and the related depreciation is calculated using the estimated useful lives of 20 years, 10 years and 10 years, respectively.

In the first quarter of 2022, the Company recognized an impairment loss of NT$790,740 thousand for certain machinery and equipment that were assessed to have no future use, and the recoverable amount of the aforementioned assets were nil. Such impairment loss was recognized in other operating income and expenses.

Information about capitalized interest is set out in Note 22.

15.    LEASE ARRANGEMENTS

a.    Right-of-use assets

	September 30, 2023	December 31, 2022	September 30, 2022

Carrying amounts

Land	$38,056,493	$38,525,856	$39,025,511
Buildings	3,163,900	3,356,700	3,290,126
Machinery and equipment	-	2,965	3,298
Office equipment	34,318	28,615	30,808

	$41,254,711	$41,914,136	$42,349,743

	Nine Months Ended September 30
	2023	2022

Additions to right-of-use assets	$2,006,983	$12,187,065

	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022

Depreciation of right-of-use assets
Land	$618,681	$571,074	$1,838,310	$1,519,635
Buildings	256,734	247,566	738,607	697,566
Machinery and equipment	-	219	369	635
Office equipment	5,632	5,929	17,663	17,636

	$881,047	$824,788	$2,594,949	$2,235,472

b.    Lease liabilities

	September 30, 2023	December 31, 2022	September 30, 2022

Carrying amounts

Current portion (classified under accrued expenses and other current liabilities)	$2,775,196	$2,603,504	$2,564,228
Noncurrent portion	29,415,325	29,764,097	30,182,353

	$32,190,521	$32,367,601	$32,746,581

Ranges of discount rates for lease liabilities are as follows:

	September 30, 2023	December 31, 2022	September 30, 2022

Land	0.39%-2.30%	0.39%-2.30%	0.39%-1.89%
Buildings	0.47%-6.52%	0.39%-5.63%	0.39%-3.88%
Machinery and equipment	-	0.71%	0.71%
Office equipment	0.28%-7.13%	0.28%-4.71%	0.28%-3.88%

c.    Material terms of right-of-use assets

The Company leases land and buildings mainly for the use of plants and offices with lease terms of 1 to 36 years. The lease contracts for land located in the R.O.C. specify that lease payments will be adjusted every 2 years on the basis of changes in announced land value prices. The Company does not have purchase options to acquire the leasehold land and buildings at the end of the lease terms.

d.    Other lease information

	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022

Expenses relating to short-term leases	$155,708	$1,181,261	$1,170,143	$3,499,639

	Nine Months Ended September 30
	2023	2022

Total cash outflow for leases	$4,052,060	$5,421,545

16.    INTANGIBLE ASSETS

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total

Cost

Balance at January 1, 2023	$5,791,821	$25,759,019	$48,675,794	$11,701,892	$91,928,526
Additions	-	401,909	3,575,195	102,337	4,079,441
Disposals or retirements	-	-	(54,677)	-	(54,677)
Effect of exchange rate changes	212,914	2,863	7,445	27,499	250,721

Balance at September 30, 2023	$6,004,735	$26,163,791	$52,203,757	$11,831,728	$96,204,011

Accumulated amortization and impairment

Balance at January 1, 2023	$-	$17,696,437	$38,838,394	$9,394,540	$65,929,371
Additions	-	2,105,832	3,923,467	859,025	6,888,324
Disposals or retirements	-	-	(54,677)	-	(54,677)
Effect of exchange rate changes	-	2,863	91	27,470	30,424

Balance at September 30, 2023	$-	$19,805,132	$42,707,275	$10,281,035	$72,793,442

Carrying amounts at January 1, 2023	$5,791,821	$8,062,582	$9,837,400	$2,307,352	$25,999,155
Carrying amounts at September 30, 2023	$6,004,735	$6,358,659	$9,496,482	$1,550,693	$23,410,569
(Continued)

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total

Cost

Balance at January 1, 2022	$5,379,164	$23,533,959	$43,650,957	$11,497,309	$84,061,389
Additions	-	2,257,739	3,431,703	185,092	5,874,534
Disposals or retirements	-	-	(55,727)	-	(55,727)
Effect of exchange rate changes	555,641	3,329	18,700	2,723	580,393

Balance at September 30, 2022	$5,934,805	$25,795,027	$47,045,633	$11,685,124	$90,460,589

Accumulated amortization and impairment

Balance at January 1, 2022	$-	$14,912,293	$34,121,578	$8,205,821	$57,239,692
Additions	-	2,076,582	3,583,345	890,230	6,550,157
Disposals or retirements	-	-	(55,727)	-	(55,727)
Effect of exchange rate changes	-	3,329	15,282	1,304	19,915

Balance at September 30, 2022	$-	$16,992,204	$37,664,478	$9,097,355	$63,754,037

Carrying amounts at January 1, 2022	$5,379,164	$8,621,666	$9,529,379	$3,291,488	$26,821,697
Carrying amounts at September 30, 2022	$5,934,805	$8,802,823	$9,381,155	$2,587,769	$26,706,552
(Concluded)

The Company’s goodwill has been tested for impairment at the end of the annual reporting period and the recoverable amount is determined based on the value in use. The value in use was calculated based on the cash flow forecast from the financial budgets covering the future five-year period, and the Company used annual discount rate of 8.7% in its test of impairment as of December 31, 2022 to reflect the relevant specific risk in the cash-generating unit.

17.    BONDS PAYABLE

	September 30, 2023	December 31, 2022	September 30, 2022

Domestic unsecured bonds	$440,462,000	$379,526,000	$375,832,000
Overseas unsecured bonds	500,355,500	476,051,500	492,373,000
Less: Discounts on bonds payable	(3,090,167)	(3,141,061)	(3,318,529)
Less: Current portion	(5,247,910)	(18,100,000)	(22,500,000)

	$932,479,423	$834,336,439	$842,386,471

The Company issued domestic unsecured bonds for the nine months ended September 30, 2023. The major terms are as follows:

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment

NT$ unsecured bonds

112-1 (Green bond)	A	March 2023 to March 2028	$12,200,000	1.54%	Bullet repayment; interest payable annually
	B	March 2023 to March 2030	2,300,000	1.60%	The same as above
	C	March 2023 to March 2033	4,800,000	1.78%	The same as above
(Continued)

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment

112-2 (Green bond)	A	May 2023 to May 2028	$13,100,000	1.60%	Bullet repayment; interest payable annually
	B	May 2023 to May 2030	2,300,000	1.65%	The same as above
	C	May 2023 to May 2033	5,300,000	1.82%	The same as above
112-3	A	June 2023 to June 2028	11,400,000	1.60%	The same as above
	B	June 2023 to June 2030	2,600,000	1.65%	The same as above
	C	June 2023 to June 2033	6,000,000	1.80%	The same as above
112-4	A	August 2023 to August 2028	7,300,000	1.60%	The same as above
	B	August 2023 to August 2030	700,000	1.65%	The same as above
	C	August 2023 to August 2033	7,900,000	1.76%	The same as above
(Concluded)

The Company issued domestic unsecured bonds during the period from October 1, 2023 to November 14, 2023. The major terms are as follows:

Issuance	Tranche	Issuance Period	Total Amount	Coupon Rate	Repayment and Interest Payment

NT$ unsecured bonds

112-5	A	October 2023 to October 2028	$4,300,000	1.62%	Bullet repayment; interest payable annually
	B	October 2023 to October 2033	5,500,000	1.76%	The same as above

The major terms of overseas unsecured bonds are as follows:

Issuance Period	Total Amount (US$ in Thousands)		Coupon Rate	Repayment and Interest Payment

September 2020 to September 2025	US$	1,000,000	0.75%	Bullet repayment (callable at any time, in whole or in part, at the relevant redemption price according to relevant agreements); interest payable semi-annually
September 2020 to September 2027		750,000	1.00%	The same as above
September 2020 to September 2030		1,250,000	1.375%	The same as above
(Continued)

Issuance Period	Total Amount (US$ in Thousands)		Coupon Rate	Repayment and Interest Payment

April 2021 to April 2026	US$	1,100,000	1.25%	Bullet repayment (callable at any time, in whole or in part, at the relevant redemption price according to relevant agreements); interest payable semi-annually
April 2021 to April 2028		900,000	1.75%	The same as above
April 2021 to April 2031		1,500,000	2.25%	The same as above
October 2021 to October 2026		1,250,000	1.75%	The same as above
October 2021 to October 2031		1,250,000	2.50%	The same as above
October 2021 to October 2041		1,000,000	3.125%	The same as above
October 2021 to October 2051		1,000,000	3.25%	The same as above
April 2022 to April 2027		1,000,000	3.875%	The same as above
April 2022 to April 2029		500,000	4.125%	The same as above
April 2022 to April 2032		1,000,000	4.25%	The same as above
April 2022 to April 2052		1,000,000	4.50%	The same as above
July 2022 to July 2027		400,000	4.375%	The same as above
July 2022 to July 2032		600,000	4.625%	The same as above
(Concluded)

18.    LONG-TERM BANK LOANS

	September 30, 2023	December 31, 2022	September 30, 2022

Unsecured loans	$7,218,889	$6,013,333	$4,010,000
Less: Discounts on government grants	(33,617)	(39,397)	(28,155)
Less: Current portion	(2,172,222)	(1,213,889)	(926,667)

	$5,013,050	$4,760,047	$3,055,178

Loan content
Annual interest rate	1.15%-1.35%	1.03%-1.23%	0.40%-1.10%
Maturity date	Due by December 2027	Due by December 2027	Due by May 2027

The long-term bank loans of the Company are with preferential interest rates subsidized by the government, and the loans are used to fund capital expenditure qualifying for the subsidy.

19.    EQUITY

a.    Capital stock

	September 30, 2023	December 31, 2022	September 30, 2022

Authorized shares (in thousands)	28,050,000	28,050,000	28,050,000
Authorized capital	$280,500,000	$280,500,000	$280,500,000
Issued and paid shares (in thousands)	25,932,071	25,930,380	25,930,380
Issued capital	$259,320,710	$259,303,805	$259,303,805

A holder of issued common shares with par value of NT$10 is entitled to vote and to receive dividends.

The authorized shares include 500,000 thousand shares allocated for the exercise of employee stock options.

On March 1, 2023 and March 1, 2022, the Company issued employee restricted stock awards (RSAs) for its employees in a total of 2,110 and 1,387 thousand shares, respectively, with a par value of NT$10. The aforementioned issuance of new shares was approved by the relevant authority and the registration has been completed.

During the first quarter of 2023, TSMC reclaimed 419 thousand employee restricted shares that were unvested. On May 9, 2023, TSMC’s Board of Directors resolved to cancel the aforementioned shares. Subsequently, TSMC completed the registration for share cancellation. Refer to Note 26 for information on RSAs.

On May 10, 2022, TSMC’s Board of Directors resolved to cancel 1,387 thousand treasury shares. Refer to Note 19 (e) for information.

As of September 30, 2023, TSMC’s total issued and outstanding ADSs were 1,063,213 thousand units, representing 5,316,067 thousand common shares.

b.    Capital surplus

The categories of uses and the sources of capital surplus based on regulations were as follows:

	September 30, 2023	December 31, 2022	September 30, 2022

May be used to offset a deficit, distributed as cash dividends, or transferred to share capital

Additional paid-in capital	$24,406,854	$24,183,645	$24,183,645
From merger	22,803,291	22,803,291	22,803,291
From convertible bonds	8,892,371	8,892,371	8,892,371
From difference between the consideration received and the carrying amount of the subsidiaries’ net assets during actual disposal	8,406,282	8,406,282	8,406,282
Donations - donated by shareholders	11,275	11,275	11,275
(Continued)

	September 30, 2023	December 31, 2022	September 30, 2022

May only be used to offset a deficit

From share of changes in equities of subsidiaries	$4,210,955	$4,229,892	$4,231,119
From share of changes in equities of associates	310,627	311,863	309,904
Donations - unclaimed dividend	53,680	53,680	40,475

May not be used for any purpose

Employee restricted shares	783,883	438,029	438,029

	$69,879,218	$69,330,328	$69,316,391
(Concluded)

If such capital surplus is distributed as transferred to share capital, it is limited to a certain percentage of the Company’s paid-in capital each year.

c.    Retained earnings and dividend policy

TSMC’s Articles of Incorporation provide that, earnings distribution may be made on a quarterly basis after the close of each quarter. Distribution of earnings by way of cash dividends should be approved by TSMC’s Board of Directors and reported to TSMC’s shareholders in its meeting. When allocating earnings, TSMC shall first estimate and reserve the taxes to be paid, offset its losses, set aside a legal capital reserve at 10% of the remaining earnings (until the accumulated legal capital reserve equals TSMC’s paid-in capital), then set aside a special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge. Any balance left over shall be allocated according to relevant laws and TSMC’s Articles of Incorporation.

TSMC’s Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of earnings shall be made preferably by way of cash dividend. Distribution of earnings may also be made by way of stock dividend, provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

The legal capital reserve may be used to offset a deficit, or be distributed as dividends in cash or stocks for the portion in excess of 25% of the paid-in capital if the Company incurs no loss.

Pursuant to existing regulations, the Company is required to set aside an additional special capital reserve equivalent to the net debit balance of the other components of stockholders’ equity, such as the accumulated balance of the foreign currency translation reserve, the effectiveness of hedges of net investments in foreign operations, unrealized valuation gain or loss from fair value through other comprehensive income financial assets, gain or loss from changes in fair value of hedging instruments in cash flow hedges, etc. For the subsequent decrease in the deduction amount to stockholders’ equity, any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of 2023, 2022 and 2021 quarterly earnings have been approved by TSMC’s Board of Directors in its meeting, respectively. The appropriations and cash dividends per share were as follows:

	Third Quarter	Second Quarter	First Quarter
Resolution Date of TSMC’s	of 2023	of 2023	of 2023
Board of Directors in its	November 14,	August 8,	May 9,
meeting	2023	2023	2023

Special capital reserve	$(17,228,363)	$(6,365,562)	$3,273,452
Cash dividends to shareholders	$90,762,248	$77,796,213	$77,796,213
Cash dividends per share (NT$)	$3.50	$3.00	$3.00

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Resolution Date of TSMC’s	of 2022	of 2022	of 2022	of 2022
Board of Directors in its	February 14,	November 8,	August 9,	May 10,
meeting	2023	2022	2022	2022

Special capital reserve	$17,166,163	$(31,910,353)	$(12,002,798)	$(15,541,054)
Cash dividends to shareholders	$71,308,546	$71,308,547	$71,308,546	$71,308,546
Cash dividends per share (NT$)	$2.75	$2.75	$2.75	$2.75

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Resolution Date of TSMC’s	of 2021	of 2021	of 2021	of 2021
Board of Directors in its	February 15,	November 9,	August 10,	June 9,
meeting	2022	2021	2021	2021

Special capital reserve	$3,304,303	$710,169	$10,201,220	$(6,287,050)
Cash dividends to shareholders	$71,308,546	$71,308,547	$71,308,546	$71,308,546
Cash dividends per share (NT$)	$2.75	$2.75	$2.75	$2.75

The quarterly cash dividends per share is affected by the subsequent number of outstanding ordinary shares, the information of the actual payout is available at the Market Observation Post System website.

d.    Others

Changes in others were as follows:

	Nine Months Ended September 30, 2023
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total

Balance, beginning of period	$(11,743,301)	$(10,056,353)	$1,479,181	$(185,153)	$(20,505,626)
Exchange differences arising on translation of foreign operations	28,675,626	-	-	-	28,675,626
Gain (Loss) on hedging instruments designated as hedges of net investments in foreign operations	1,029,030	-	-	-	1,029,030
Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	-	987,066	-	-	987,066
Debt instruments	-	(1,837,009)	-	-	(1,837,009)
Cumulative unrealized gain (loss) of equity instruments transferred to retained earnings due to disposal	-	(118,948)	-	-	(118,948)
Cumulative unrealized gain (loss) of debt instruments transferred to profit or loss due to disposal	-	372,631	-	-	372,631
Loss allowance adjustments from debt instruments	-	9,353	-	-	9,353
(Continued)

	Nine Months Ended September 30, 2023
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total

Gain (loss) arising on changes in the fair value of hedging instruments	$-	$-	$(15,429)	$-	$(15,429)
Transferred to initial carrying amount of hedged items	-	-	(44,631)	-	(44,631)
Issuance of shares	-	-	-	(585,968)	(585,968)
Share-based payment expenses recognized	-	-	-	350,386	350,386
Share of other comprehensive income (loss) of associates	237,518	33,858	29,098	-	300,474
Income tax effect	-	(25)	-	-	(25)

Balance, end of period	$18,198,873	$(10,609,427)	$1,448,219	$(420,735)	$8,616,930
(Concluded)

	Nine Months Ended September 30, 2022
	Foreign Currency Translation Reserve	Unrealized Gain (Loss) on Financial Assets at FVTOCI	Gain (Loss) on Hedging Instruments	Unearned Stock-Based Employee Compensation	Total

Balance, beginning of period	$(63,303,361)	$574,310	$120,536	$-	$(62,608,515)
Exchange differences arising on translation of foreign operations	68,767,824	-	-	-	68,767,824
Unrealized gain (loss) on financial assets at FVTOCI
Equity instruments	-	69,040	-	-	69,040
Debt instruments	-	(11,609,864)	-	-	(11,609,864)
Cumulative unrealized gain (loss) of equity instruments transferred to retained earnings due to disposal	-	(98,209)	-	-	(98,209)
Cumulative unrealized gain (loss) of debt instruments transferred to profit or loss due to disposal	-	346,125	-	-	346,125
Loss allowance adjustments from debt instruments	-	553	-	-	553
Gain (loss) arising on changes in the fair value of hedging instruments	-	-	1,347,573	-	1,347,573
Transferred to initial carrying amount of hedged items	-	-	(43,027)	-	(43,027)
Issuance of shares	-	-	-	(451,899)	(451,899)
Share-based payment expenses recognized	-	-	-	186,722	186,722
Share of other comprehensive income (loss) of associates	591,374	(13,234)	89,752	-	667,892
Income tax effect	-	262	6,036	-	6,298

Balance, end of period	$6,055,837	$(10,731,017)	$1,520,870	$(265,177)	$(3,419,487)

The aforementioned other equity includes the changes in other equities of TSMC and TSMC’s share of its subsidiaries and associates.

e.    Treasury stock

For TSMC’s shareholders’ interests, TSMC’s Board of Directors approved a share buyback program on February 15, 2022 to repurchase 1,387 thousand shares. TSMC has completed the aforementioned share buyback program during the first quarter of 2022. On May 10, 2022, TSMC’s Board of Directors resolved to cancel the 1,387 thousand shares. Subsequently, TSMC completed the registration for share cancellation.

20.    NET REVENUE

a.Disaggregation of revenue from contracts with customers

	Three Months Ended September 30		Nine Months Ended September 30
Product	2023	2022	2023	2022

Wafer	$473,037,347	$540,209,881	$1,342,457,631	$1,454,627,869
Others	73,695,411	72,932,862	193,749,354	183,731,555

	$546,732,758	$613,142,743	$1,536,206,985	$1,638,359,424

	Three Months Ended September 30		Nine Months Ended September 30
Geography	2023	2022	2023	2022

Taiwan	$36,868,992	$51,983,021	$104,596,734	$173,512,993
United States	360,671,111	432,369,098	969,078,250	1,072,532,079
China	67,735,985	48,832,450	200,699,087	171,635,229
Japan	31,507,219	29,592,683	100,697,479	81,396,101
Europe, the Middle East and Africa	24,986,738	31,192,872	92,761,775	87,590,071
Others	24,962,713	19,172,619	68,373,660	51,692,951

	$546,732,758	$613,142,743	$1,536,206,985	$1,638,359,424

The Company categorized the net revenue mainly based on the countries where the customers are headquartered.

	Three Months Ended September 30		Nine Months Ended September 30
Platform	2023	2022	2023	2022

High Performance Computing	$227,816,587	$238,237,286	$667,707,961	$669,423,118
Smartphone	212,001,177	251,069,572	545,740,324	648,625,225
Internet of Things	47,409,811	59,410,567	128,299,154	143,104,893
Automotive	28,338,188	31,203,686	101,636,345	81,976,301
Digital Consumer Electronics	13,570,337	14,900,562	38,157,300	44,625,094
Others	17,596,658	18,321,070	54,665,901	50,604,793

	$546,732,758	$613,142,743	$1,536,206,985	$1,638,359,424

	Three Months Ended September 30		Nine Months Ended September 30
Resolution	2023	2022	2023	2022

3-nanometer	$28,994,752	$-	$29,478,462	$-
5-nanometer	173,185,785	148,812,933	440,305,826	335,834,446
7-nanometer	78,277,122	142,152,179	264,307,983	417,396,526
10-nanometer	3,500	4,480	20,401	17,837
16-nanometer	44,470,242	66,299,632	146,737,652	191,645,300
20-nanometer	2,788,643	2,124,614	8,710,398	6,409,003
28-nanometer	47,211,672	52,861,617	146,858,837	149,841,720
40/45-nanometer	29,417,131	37,855,129	91,585,761	108,326,372
65-nanometer	26,323,837	25,338,814	81,748,326	69,063,607
90-nanometer	5,044,479	11,311,235	20,590,275	31,089,564
0.11/0.13 micron	13,072,664	16,732,222	33,590,386	42,810,676
0.15/0.18 micron	20,137,375	29,754,752	64,474,177	82,486,441
0.25 micron and above	4,110,145	6,962,274	14,049,147	19,706,377

Wafer revenue	$473,037,347	$540,209,881	$1,342,457,631	$1,454,627,869

b.    Contract balances

	September 30, 2023	December 31, 2022	September 30, 2022	January 1, 2022

Contract liabilities (classified under accrued expenses and other current liabilities)	$50,852,364	$70,806,617	$56,941,335	$39,762,588

The changes in the contract liability balances primarily result from the timing difference between the satisfaction of performance obligation and the customer’s payment.

The Company recognized revenue from the beginning balance of contract liability, which amounted to NT$5,620,410 thousand and NT$1,502,974 thousand for the three months ended September 30, 2023 and 2022, respectively; and NT$69,030,566 thousand and NT$37,198,089 thousand for the nine months ended September 30, 2023 and 2022, respectively.

c.    Temporary receipts from customers

	September 30, 2023	December 31, 2022	September 30, 2022

Current portion (classified under accrued expenses and other current liabilities)	$152,751,076	$107,723,580	$97,843,204
Noncurrent portion (classified under other noncurrent liabilities)	148,913,776	168,399,207	190,225,981

	$301,664,852	$276,122,787	$288,069,185

The Company’s temporary receipts from customer are payments made by customers to the Company to retain the Company’s capacity. When the terms and conditions set forth in the agreements are subsequently satisfied, the treatment of temporary receipts, either by refund or by accounts receivable offsetting, will be determined by mutual consent.

21.    INTEREST INCOME

	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022

Interest income
Cash and cash equivalents	$12,607,398	$5,294,717	$35,717,276	$8,960,401
Financial assets at amortized cost	1,844,769	650,010	4,257,022	1,061,539
Financial assets at FVTOCI	1,143,107	670,317	2,910,815	1,812,928

	$15,595,274	$6,615,044	$42,885,113	$11,834,868

22.    FINANCE COSTS

	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022

Interest expense
Corporate bonds	$4,594,570	$4,051,243	$13,177,497	$9,781,682
Lease liabilities	96,148	85,705	286,653	183,008
Bank loans	24,689	6,882	71,914	21,527
Others	371	328	1,486	503
Less: Capitalized interest under property, plant and equipment	(1,603,856)	(774,140)	(4,456,787)	(1,571,705)

	$3,111,922	$3,370,018	$9,080,763	$8,415,015

Information about capitalized interest is as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022

Capitalization rate	1.20%-3.36%	0.84%-3.36%	1.08%-3.36%	0.56%-3.36%
23.    OTHER GAINS AND LOSSES, NET

	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022

Loss on disposal of financial assets, net
Investments in debt instruments at FVTOCI	$(115,078)	$(100,974)	$(372,631)	$(346,125)
Gain (loss) on financial instruments at FVTPL, net
Mandatorily measured at FVTPL	1,148,784	4,884,964	3,982,692	(2,537,012)
The accrual of expected credit loss of financial assets
Investments in debt instruments at FVTOCI	(2,748)	(1,085)	(9,353)	(553)
Financial assets at amortized cost	(18,099)	(9,319)	(31,808)	(32,729)
Other (losses) gains, net	(74,211)	(102,252)	351,001	(82,705)

	$938,648	$4,671,334	$3,919,901	$(2,999,124)

24.    INCOME TAX

a.    Income tax expense recognized in profit or loss

Income tax expense consisted of the following:

	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022

Current income tax expense
Current tax expense recognized in the current period	$33,869,144	$40,291,507	$103,890,142	$103,055,761
Income tax adjustments on prior years	(14,038)	-	(9,698)	(523,244)
Other income tax adjustments	51,012	55,481	166,838	142,285
	33,906,118	40,346,988	104,047,282	102,674,802
Deferred income tax benefit
The origination and reversal of temporary differences	(2,760,897)	(5,731,478)	(3,563,301)	(15,260,364)
Investment tax credits	-	1,106,950	945,038	1,084,373
	(2,760,897)	(4,624,528)	(2,618,263)	(14,175,991)

Income tax expense recognized in profit or loss	$31,145,221	$35,722,460	$101,429,019	$88,498,811

b.    Income tax examination

The tax authorities have examined income tax returns of TSMC through 2021. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

25.    EARNINGS PER SHARE

	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022

Basic EPS	$8.14	$10.83	$23.13	$27.79
Diluted EPS	$8.14	$10.83	$23.13	$27.79

EPS is computed as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022

Basic EPS
Net income available to common shareholders of the parent	$210,999,939	$280,865,780	$599,785,521	$720,626,072
Weighted average number of common shares outstanding used in the computation of basic EPS (in thousands)	25,929,267	25,928,993	25,929,208	25,929,256
Basic EPS (in dollars)	$8.14	$10.83	$23.13	$27.79
(Continued)

	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022

Diluted EPS
Net income available to common shareholders of the parent	$210,999,939	$280,865,780	$599,785,521	$720,626,072
Weighted average number of common shares outstanding used in the computation of basic EPS (in thousands)	25,929,267	25,928,993	25,929,208	25,929,256
Effects of all dilutive potential common shares (in thousands)	91	172	130	137
Weighted average number of common shares used in the computation of diluted EPS (in thousands)	25,929,358	25,929,165	25,929,338	25,929,393
Diluted EPS (in dollars)	$8.14	$10.83	$23.13	$27.79
(Concluded)

26.    SHARE-BASED PAYMENT ARRANGEMENTS

a.    Equity-settled share-based payment-RSAs

The RSAs in each year are as follows:

	2022 RSAs	2021 RSAs

Resolution Date of TSMC’s shareholders in its meeting	June 8, 2022	July 26, 2021
Resolution Date of TSMC’s Board of Directors in its meeting	February 14, 2023	February 15, 2022
Issuance of stocks (in thousands)	2,110	1,387
Eligible employees	Executive officers	Executive officers
Grant date/Issuance date	March 1, 2023	March 1, 2022

Vesting conditions of the aforementioned arrangement are as follow:

1)    The RSAs granted to eligible employees can only be vested if

•the employee remains employed by the Company on the last date of each vesting period;

•during the vesting period, the employee may not breach any agreement with the Company or violate the Company’s work rules; and

•certain employee performance metrics and TSMC’s business performance metrics are met.

2)    The maximum percentage of granted RSAs that may be vested each year shall be as follows: one-year anniversary of the grant: 50%; two-year anniversary of the grant: 25%; and three-year anniversary of the grant: 25%; provided that the actual percentage and number of the RSAs to be vested in each year will be calculated based on the achievement of TSMC’s business performance metrics.

3)    For eligible executive officers of TSMC: The maximum number of RSAs that may be vested in each year will be set as 110%, among which 100% will be subject to a calculation based on TSMC's relative Total Shareholder Return (”TSR”, including capital gains and dividends) achievement to determine the number of RSAs to be vested; this number will be further subject to a modifier to increase or decrease up to 10% based on the Compensation and People Development Committee’s evaluation of TSMC’s Environmental, Social, and Governance (”ESG”) achievements. The number of shares so calculated should be rounded down to the nearest integral.

TSMC’s TSR relative to the TSR of S&P 500 IT Index	Ratio of Shares to be Vested
Above the Index by X percentage points	50% + X * 2.5%, with the maximum of 100%
Equal to the Index	50%
Below the Index by X percentage points	50% - X * 2.5%, with the minimum of 0%

4)    Restrictions imposed on the employees’ rights in the RSAs before the vesting conditions are fulfilled:

•During each vesting period, no employee granted RSAs, except for inheritance, may sell, pledge, transfer, give to another person, create any encumbrance on, or otherwise dispose of, any shares under the unvested RSAs.

•Before the vesting conditions are fulfilled, the attendance, proposal rights, speech rights, voting rights and etc. shall be exercised by the engaged trustee/custodian on the employee’s behalf. Any other shareholder rights including but not limited to the entitlement to any distribution regarding dividends, bonuses and capital reserve, and the subscription right of the new shares issued for any capital increase, are the same as those of holders of common shares of TSMC.

5)    Details of granted RSAs in each year are as follows:

	2022 RSAs	2021 RSAs
	Number of Shares (In Thousands)	Number of Shares (In Thousands)

Balance, beginning of period	-	1,387
Issuance of stocks	2,110	-
Vested shares	-	(274)
Canceled shares	-	(419)

Balance, end of period	2,110	694

Weighted-average fair value of RSAs (in dollars)	$277.71	$325.81

The RSAs in each year are measured at fair value at grant date by using the binominal tree approach. Relevant information is as follows:

	2022 RSAs	2021 RSAs
	March 1, 2023	March 1, 2022

Stock price at measurement date (in dollars)	$511	$604
Expected price volatility	29.34%-32.11%	25.34%-28.28%
Expected life	1-3 years	1-3 years
Risk-free interest rate	1.06%	0.57%

Refer to Note 27 for the compensation costs of the RSAs recognized by TSMC.

The issuance of RSAs for year 2023 of no more than 6,249 thousand common shares has been approved by TSMC’s shareholders’ meeting held on June 6, 2023. The grants will be made free of charge.

b.    Cash-settled share-based payment arrangements

The cash-settled share-based payment arrangements in each year are as follows:

	2022 Plan	2021 Plan

Resolution Date of TSMC’s Board of Directors in its meeting	February 14, 2023	February 15, 2022
Issuance of units (in thousands) (Note)	400	236
Grant date	March 1, 2023	March 1, 2022

Note:    One unit of the right represents a right to the market value of one TSMC’s common share when vested.

The vesting conditions and the ratio of units to be vested for key management personnel of the plan are the same as the aforementioned RSAs.

The fair value of compensation costs for the cash-settled share-based payment was measured by using binominal tree approach and will be measured at each reporting period until settlement. Relevant information is as follows:

	Nine Months Ended September 30
	2023		2022
	2022 Plan	2021 Plan	2021 Plan

Stock price at measurement date (in dollars)	$522	$522	$476.5
Expected price volatility	25.20%-26.65%	25.20%-26.65%	26.72%-30.73%
Residual life	1-3 years	1-2 years	1-3 years
Risk-free interest rate	1.08%	1.05%	1.18%

Refer to Note 27 for the compensation costs of the cash-settled share-based payment recognized by TSMC. As of September 30, 2023, December 31, 2022 and September 30, 2022, the liabilities under cash-settled share-based payment arrangement amounted to NT$50,222 thousand, NT$30,757 thousand and NT$23,537 thousand, respectively.

27.    ADDITIONAL INFORMATION OF EXPENSES BY NATURE

	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022

a. Depreciation of property, plant and equipment and right-of-use assets

Recognized in cost of revenue	$137,203,831	$95,904,327	$352,150,676	$301,364,537
Recognized in operating expenses	7,722,319	7,239,604	22,499,522	21,752,204
Recognized in other operating income and expenses	680	3,288	3,969	5,478

	$144,926,830	$103,147,219	$374,654,167	$323,122,219

	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022

b. Amortization of intangible assets

Recognized in cost of revenue	$1,672,325	$1,536,479	$4,859,139	$4,548,103
Recognized in operating expenses	681,007	661,968	2,029,185	2,002,054

	$2,353,332	$2,198,447	$6,888,324	$6,550,157

c. Employee benefits expenses

Post-employment benefits
Defined contribution plans	$1,355,745	$1,194,939	$3,980,104	$3,342,703
Defined benefit plans	70,335	52,626	211,018	157,187
	1,426,080	1,247,565	4,191,122	3,499,890
Share-based payments
Equity-settled	127,349	80,290	355,701	222,091
Cash-settled	9,124	7,536	47,303	24,835
	136,473	87,826	403,004	246,926

Other employee benefits	58,704,130	63,077,715	169,792,271	168,008,855

	$60,266,683	$64,413,106	$174,386,397	$171,755,671

Employee benefits expense summarized by function
Recognized in cost of revenue	$33,519,721	$37,344,903	$98,158,663	$100,859,986
Recognized in operating expenses	26,746,962	27,068,203	76,227,734	70,895,685

	$60,266,683	$64,413,106	$174,386,397	$171,755,671

According to TSMC’s Articles of Incorporation, TSMC shall allocate compensation to directors and profit sharing bonus to employees of TSMC not more than 0.3% and not less than 1% of annual profits during the period, respectively.

TSMC accrued profit sharing bonus to employees based on a percentage of net income before income tax, profit sharing bonus to employees and compensation to directors during the period; compensation to directors was expensed based on estimated amount payable. If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the differences are recorded as a change in accounting estimate. Accrued profit sharing bonus to employees is illustrated below:

	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022

Profit sharing bonus to employees	$12,607,089	$16,771,157	$35,832,625	$43,031,392

TSMC’s profit sharing bonus to employees and compensation to directors for 2022 and 2021 had been approved by the Board of Directors of TSMC, as illustrated below:

	Years Ended December 31
	2022	2021

Resolution Date of TSMC’s Board of Directors in its meeting	February 14, 2023	February 15, 2022
Profit sharing bonus to employees	$60,702,047	$35,601,449
Compensation to directors	$690,128	$487,537

There is no significant difference between the aforementioned approved amounts and the amounts charged against earnings of 2022 and 2021, respectively.

The information about the appropriations of TSMC’s profit sharing bonus to employees and compensation to directors is available at the Market Observation Post System website.

28.    GOVERNMENT GRANTS

Subsidiaries such as JASM and TSMC Nanjing received subsidies from the governments of Japan and China, respectively, for local plants setup and operation, which were mainly used to subsidize the purchase costs of property, plant and equipment as well as partial costs and expenses incurred from plant construction and production. For the nine months ended September 30, 2023 and 2022, the Company received a total of NT$20,757,802 thousand and NT$463,696 thousand as government grants, respectively.

29.    CASH FLOW INFORMATION

a.    Non-cash transactions

	Nine Months Ended September 30
	2023	2022

Additions of financial assets at FVTOCI	$56,055,303	$40,812,439
Conversion of convertible bonds into equity securities	(145,144)	-
Changes in accrued expenses and other current liabilities	(1,077,537)	8,458,351
Changes in other financial assets	-	(1,217)

Payments for acquisition of financial assets at FVTOCI	$54,832,622	$49,269,573

Disposal of financial assets at FVTOCI	$28,988,810	$38,683,380
Changes in other financial assets	(184,044)	2,538,030

Proceeds from disposal of financial assets at FVTOCI	$28,804,766	$41,221,410

Additions of property, plant and equipment	$796,779,912	$747,936,092
Changes in other financial assets	44,432	5,599,717
Exchange of assets	(59,387)	-
Changes in payables to contractors and equipment suppliers	(12,887,052)	(6,733,136)
Changes in accrued expenses and other current liabilities	195,589	596,789
Transferred to initial carrying amount of hedged items	39,898	-
Capitalized interests	(4,456,787)	(1,571,705)

Payments for acquisition of property, plant and equipment	$779,656,605	$745,827,757

b.    Reconciliation of liabilities arising from financing activities

			Non-cash Changes
	Balance as of January 1, 2023	Financing Cash Flow	Foreign Exchange Movement	Leases Modifications	Other Changes (Note)	Balance as of September 30, 2023

Hedging financial liabilities- bank loans	$-	$27,908,580	$(1,029,030)	$-	$-	$26,879,550
Bonds payable	852,436,439	57,721,552	27,301,588	-	267,754	937,727,333
Long-term bank loans	5,973,936	1,205,556	-	-	5,780	7,185,272
Lease liabilities	32,367,601	(2,411,870)	28,970	1,919,167	286,653	32,190,521

Total	$890,777,976	$84,423,818	$26,301,528	$1,919,167	$560,187	$1,003,982,676

			Non-cash Changes
	Balance as of January 1, 2022	Financing Cash Flow	Foreign Exchange Movement	Leases Modifications	Other Changes (Note)	Balance as of September 30, 2022

Short-term loans	$114,921,333	$(111,959,992)	$(2,372,053)	$-	$(589,288)	$-
Bonds payable	614,470,652	187,690,399	62,510,018	-	215,402	864,886,471
Long-term bank loans	3,475,798	500,000	-	-	6,047	3,981,845
Lease liabilities	22,940,665	(1,941,321)	147,704	11,416,525	183,008	32,746,581

Total	$755,808,448	$74,289,086	$60,285,669	$11,416,525	$(184,831)	$901,614,897

Note:    Other changes include amortization of bonds payable, amortization of long-term bank loan interest subsidy, financial cost of lease liabilities and discounts on short-term loans.

30.    FINANCIAL INSTRUMENTS

a.    Categories of financial instruments

	September 30, 2023	December 31, 2022	September 30, 2022

Financial assets
FVTPL (Note 1)	$490,163	$1,070,398	$4,705,434
FVTOCI (Note 2)	167,303,596	136,483,349	139,040,137
Hedging financial assets	37,451	2,329	88,431
Amortized cost (Note 3)	1,729,394,612	1,727,306,556	1,695,094,039

	$1,897,225,822	$1,864,862,632	$1,838,928,041

Financial liabilities
FVTPL (Note 4)	$132,768	$116,215	$611,010
Hedging financial liabilities	26,879,550	813	-
Amortized cost (Note 5)	1,820,363,905	1,669,270,659	1,635,913,770

	$1,847,376,223	$1,669,387,687	$1,636,524,780

Note 1:    Financial assets mandatorily measured at FVTPL.

Note 2:    Including notes and accounts receivable (net), equity and debt investments.

Note 3:    Including cash and cash equivalents, financial assets at amortized cost, notes and accounts receivable (including related parties), other receivables, refundable deposits and temporary payments (including those classified under other current assets and other noncurrent assets).

Note 4:    Held for trading.

Note 5:    Including accounts payable (including related parties), payables to contractors and equipment suppliers, cash dividends payable, accrued expenses and other current liabilities, bonds payable, long-term bank loans, guarantee deposits and other noncurrent liabilities.

b.    Financial risk management objectives

The Company manages its exposure to foreign currency risk, interest rate risk, equity price risk, credit risk and liquidity risk with the objective to reduce the potentially adverse effects the market uncertainties may have on its financial performance.

The plans for material treasury activities are reviewed by the Audit and Risk Committee and/or Board of Directors in accordance with procedures required by relevant regulations or internal controls. During the implementation of such plans, the Company must comply with certain treasury procedures that provide guiding principles for overall financial risk management and segregation of duties.

c.    Market risk

The Company is exposed to the financial market risks, primarily changes in foreign currency exchange rates, interest rates and equity investment prices. A portion of these risks is hedged.

Foreign currency risk

Substantially all the Company’s sales are denominated in U.S. dollars and over half of its capital expenditures and equity investments are denominated in currencies other than NT dollars, primarily in U.S. dollars, Japanese yen and Euros. As a result, any significant fluctuations to its disadvantage in the exchanges rate of NT dollar against such currencies, in particular a weakening of U.S. dollar against NT dollar, would have an adverse impact on the revenue and operating profit as expressed in NT dollars. The Company uses foreign currency derivative contracts and non-derivative financial instruments, such as currency forwards, currency swaps and foreign currency bank loans, to protect against currency exchange rate risks associated with non-NT dollar-denominated assets and liabilities, certain forecasted transactions, and net investments in foreign operations. These hedges reduce, but do not entirely eliminate, the effect of foreign currency exchange rate movements on the assets and liabilities.

Based on a sensitivity analysis performed on the Company’s total monetary assets and liabilities for the nine months ended September 30, 2023 and 2022, a hypothetical adverse foreign currency exchange rate change of 10% would have decreased its net income by NT$362,316 thousand and NT$697,072 thousand respectively, after taking into account hedges and offsetting positions.

Interest rate risk

The Company is exposed to interest rate risks primarily in relation to its investment portfolio and outstanding debt. Changes in interest rates affect the interest earned on the Company’s cash and cash equivalents and fixed income securities, the fair value of those securities, as well as the interest paid on its debt.

The majority of the Company’s fixed income investments are fixed-rate securities, which are classified as financial assets at FVTOCI and amortized cost. Those classified as FVTOCI may have their fair value adversely affected due to an increase in interest rates, but for those classified as amortized cost, their carrying amount will not be affected by changes in interest rates. At the same time, if interest rates fall, cash and cash equivalents may generate less interest income than expected. The Company has entered and may in the future enter into interest rate derivatives to partially hedge the interest rate risk on its fixed income investments and anticipated debt issuance. However, these hedges can offset only a limited portion of the financial impact from movements in interest rates.

Based on a sensitivity analysis performed on the Company’s fixed income investments at the end of the reporting period, interest rates increase of 100 basis points (1.00%) across all maturities would have decreased the Company’s other comprehensive income by NT$3,887,322 thousand and NT$4,065,956 thousand for the nine months ended September 30, 2023 and 2022, respectively.

The majority of the Company’s debt is fixed-rate and measured at amortized cost and as such, changes in interest rates would not affect future cash flows or the carrying amount.

Other price risk

The Company is exposed to equity price risk arising from financial assets at FVTOCI.

Assuming a hypothetical decrease of 10% in prices of the equity investments at the end of the reporting period for the nine months ended September 30, 2023 and 2022, the other comprehensive income would have decreased by NT$925,125 thousand and NT$692,880 thousand, respectively.

d.    Credit risk management

Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in financial losses to the Company. The Company is exposed to credit risks from operating activities, primarily accounts receivable, and from investing activities, primarily deposits, fixed-income investments and other financial instruments with banks. Credit risk is managed separately for business related and financial related exposures. As of the end of the reporting period, the Company’s maximum credit risk exposure is equal to the carrying amount of financial assets.

Business related credit risk

The Company’s accounts receivable are from its customers worldwide. The majority of the Company’s outstanding accounts receivable are not covered by collaterals or guarantees. While the Company has procedures to monitor and manage credit risk exposure on accounts receivable, there is no assurance such procedures will effectively eliminate losses resulting from its credit risk. This risk is heightened during periods when economic conditions worsen.

As of September 30, 2023, December 31, 2022 and September 30, 2022, the Company’s ten largest customers accounted for 85%, 82% and 82% of accounts receivable, respectively. The Company considers the concentration of credit risk for the remaining accounts receivable not material.

Financial credit risk

The Company mitigates its financial credit risk by selecting counterparties with investment grade credit ratings and by limiting the exposure to any individual counterparty. The Company regularly monitors and reviews the limit applied to counterparties and adjusts the limit according to market conditions and the credit standing of the counterparties.

The objective of the Company’s investment policy is to achieve a return that will allow the Company to preserve principal and support liquidity requirements. The policy generally requires securities to be investment grade and limits the amount of credit exposure to any one issuer. The Company assesses whether there has been a significant increase in credit risk in the invested securities since initial recognition by reviewing changes in external credit ratings, financial market conditions and material information of the issuers.

The Company assesses the 12-month expected credit loss and lifetime expected credit loss based on the probability of default and loss given default provided by external credit rating agencies. The current credit risk assessment policies are as follows:

Category	Description	Basis for Recognizing Expected Credit Loss	Expected Credit Loss Ratio

Performing	Credit rating is investment grade on valuation date	12 months expected credit loss	0-0.1%
Doubtful	Credit rating is non-investment grade on valuation date	Lifetime expected credit loss-not credit impaired	-
In default	Credit rating is CC or below on valuation date	Lifetime expected credit loss-credit impaired	-
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Company has no realistic prospect of recovery	Amount is written off	-

For the nine months ended September 30, 2023 and 2022, the expected credit loss increased NT$46,881 thousand and NT$41,636 thousand, respectively. The changes were mainly due to increased investment amount and adjusted investment portfolio.

e.    Liquidity risk management

The objective of liquidity risk management is to ensure the Company has sufficient liquidity to fund its business operations over the next 12 months. The Company manages its liquidity risk by maintaining adequate cash and cash equivalents, financial assets at FVTOCI-current, financial assets at amortized cost-current and sufficient cost-efficient funding.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments, including principal and interest.

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total
September 30, 2023

Non-derivative financial liabilities

Hedging financial liabilities-bank loans	$26,879,864	$-	$-	$-	$26,879,864
Accounts payable (including related parties)	53,772,306	-	-	-	53,772,306
Payables to contractors and equipment suppliers	230,848,866	-	-	-	230,848,866
Accrued expenses and other current liabilities	272,295,549	-	-	-	272,295,549
Bonds payable	23,690,820	169,555,796	358,616,332	613,998,069	1,165,861,017
Long-term bank loans	2,254,821	4,331,666	794,526	-	7,381,013
Lease liabilities (including those classified under accrued expenses and other current liabilities) (Note)	3,135,408	5,381,609	4,733,050	22,344,257	35,594,324
Others	-	143,468,212	15,847,107	2,496,129	161,811,448
	612,877,634	322,737,283	379,991,015	638,838,455	1,954,444,387

Derivative financial instruments

Forward exchange contracts
Outflows	13,751,704	-	-	-	13,751,704
Inflows	(13,763,851)	-	-	-	(13,763,851)
	(12,147)	-	-	-	(12,147)

	$612,865,487	$322,737,283	$379,991,015	$638,838,455	$1,954,432,240
(Continued)

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total

December 31, 2022

Non-derivative financial liabilities

Accounts payable (including related parties)	$56,522,345	$-	$-	$-	$56,522,345
Payables to contractors and equipment suppliers	213,499,613	-	-	-	213,499,613
Accrued expenses and other current liabilities	219,587,908	-	-	-	219,587,908
Bonds payable	34,668,909	94,869,159	320,211,460	625,049,539	1,074,799,067
Long-term bank loans	1,278,130	3,533,152	1,360,549	-	6,171,831
Lease liabilities (including those classified under accrued expenses and other current liabilities) (Note)	2,999,840	5,367,809	4,754,007	22,589,117	35,710,773
Others	-	166,266,718	10,518,481	783,182	177,568,381
	528,556,745	270,036,838	336,844,497	648,421,838	1,783,859,918

Derivative financial instruments

Forward exchange contracts
Outflows	103,617,399	-	-	-	103,617,399
Inflows	(104,600,085)	-	-	-	(104,600,085)
	(982,686)	-	-	-	(982,686)

	$527,574,059	$270,036,838	$336,844,497	$648,421,838	$1,782,877,232

September 30, 2022

Non-derivative financial liabilities

Accounts payable (including related parties)	$62,018,224	$-	$-	$-	$62,018,224
Payables to contractors and equipment suppliers	159,780,369	-	-	-	159,780,369
Accrued expenses and other current liabilities	206,908,541	-	-	-	206,908,541
Bonds payable	39,450,837	94,867,341	314,685,674	648,515,423	1,097,519,275
Long-term bank loans	963,041	2,601,517	524,867	-	4,089,425
Lease liabilities (including those classified under accrued expenses and other current liabilities) (Note)	2,946,938	5,278,010	4,749,791	23,213,612	36,188,351
Others	-	191,095,118	3,581,616	-	194,676,734
	472,067,950	293,841,986	323,541,948	671,729,035	1,761,180,919

Derivative financial instruments

Forward exchange contracts
Outflows	170,881,226	-	-	-	170,881,226
Inflows	(175,119,667)	-	-	-	(175,119,667)
	(4,238,441)	-	-	-	(4,238,441)

	$467,829,509	$293,841,986	$323,541,948	$671,729,035	$1,756,942,478
(Concluded)

Note: Information about the maturity analysis for lease liabilities more than 5 years:

	5-10 Years	10-15 Years	15-20 Years	More Than 20 Years	Total

September 30, 2023

Lease liabilities	$10,347,093	$7,277,535	$4,244,674	$474,955	$22,344,257

December 31, 2022

Lease liabilities	$10,241,734	$7,329,012	$4,233,886	$784,485	$22,589,117

September 30, 2022

Lease liabilities	$10,373,309	$7,513,470	$4,390,162	$936,671	$23,213,612

f.    Fair value of financial instruments

1)    Fair value measurements recognized in the consolidated balance sheets

Fair value measurements are grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The timing of transfers between levels within the fair value hierarchy is at the end of reporting period.

2)    Fair value of financial instruments that are measured at fair value on a recurring basis

Fair value hierarchy

The following table presents the Company’s financial assets and liabilities measured at fair value on a recurring basis:

	September 30, 2023
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Mandatorily measured at FVTPL
Convertible bonds	$-	$-	$231,022	$231,022
Forward exchange contracts	-	147,504	-	147,504
Mutual funds	-	-	111,637	111,637

	$-	$147,504	$342,659	$490,163

Financial assets at FVTOCI

Investments in debt instruments
Corporate bonds	$-	$80,389,109	$-	$80,389,109
Agency mortgage-backed securities	-	36,337,585	-	36,337,585
Government bonds/Agency bonds	23,706,398	355,446	-	24,061,844
Asset-backed securities	-	10,419,593	-	10,419,593
Investments in equity instruments
Non-publicly traded equity investments	-	-	7,933,799	7,933,799
Publicly traded stocks	3,630,259	-	-	3,630,259
Notes and accounts receivable, net	-	4,531,407	-	4,531,407

	$27,336,657	$132,033,140	$7,933,799	$167,303,596

Hedging financial assets

Fair value hedges
Interest rate futures contracts	$37,451	$-	$-	$37,451

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$-	$132,768	$-	$132,768

	December 31, 2022
	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL

Mandatorily measured at FVTPL
Forward exchange contracts	$-	$947,546	$-	$947,546
Convertible bonds	-	-	122,852	122,852

	$-	$947,546	$122,852	$1,070,398

Financial assets at FVTOCI

Investments in debt instruments
Corporate bonds	$-	$66,116,166	$-	$66,116,166
Agency mortgage-backed securities	-	28,367,926	-	28,367,926
Government bonds/Agency bonds	18,845,577	116,311	-	18,961,888
Asset-backed securities	-	9,274,697	-	9,274,697
Investments in equity instruments
Non-publicly traded equity investments	-	-	6,159,200	6,159,200
Publicly traded stocks	277,866	-	-	277,866
Notes and accounts receivable, net	-	7,325,606	-	7,325,606

	$19,123,443	$111,200,706	$6,159,200	$136,483,349

Hedging financial assets

Fair value hedges
Interest rate futures contracts	$2,329	$-	$-	$2,329

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$-	$116,215	$-	$116,215

Hedging financial liabilities

Fair value hedges
Interest rate futures contracts	$813	$-	$-	$813

	September 30, 2022
	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL

Mandatorily measured at FVTPL
Forward exchange contracts	$-	$4,705,434	$-	$4,705,434

Financial assets at FVTOCI

Investments in debt instruments
Corporate bonds	$-	$66,420,737	$-	$66,420,737
Agency mortgage-backed securities	-	29,680,882	-	29,713,881
Government bonds/Agency bonds	20,139,588	120,093	-	20,226,682
Asset-backed securities	-	9,580,806	-	9,580,806
Investments in equity instruments
Non-publicly traded equity investments	-	-	6,784,978	6,784,978
Publicly traded stocks	267,316	-	-	267,316
Notes and accounts receivable, net	-	6,045,737	-	6,045,737

	$20,406,904	$111,848,255	$6,784,978	$139,040,137
(Continued)

	September 30, 2022
	Level 1	Level 2	Level 3	Total

Hedging financial assets

Fair value hedges
Interest rate futures contracts	$88,431	$-	$-	$88,431

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$-	$611,010	$-	$611,010

(Concluded)

Reconciliation of Level 3 fair value measurements of financial assets

The financial assets measured at Level 3 fair value were equity investments classified as financial assets at FVTOCI and financial assets at FVTPL. Reconciliations for the nine months ended September 30, 2023 and 2022 are as follows:

	Nine Months Ended September 30
	2023	2022

Balance, beginning of period	$6,282,052	$5,887,892
Additions	1,034,748	315,772
Recognized in profit or loss	27,022	-
Recognized in other comprehensive income or loss	695,099	(11,606)
Disposals and proceeds from return of capital of investments	(117,897)	-
Transfers out of level 3 (Note)	-	(139,770)
Effect of exchange rate changes	355,434	732,690

Balance, end of period	$8,276,458	$6,784,978

Note:    The transfer from level 3 to level 1 is because quoted prices (unadjusted) in active markets data became available for the equity investments.

Valuation techniques and assumptions used in Level 2 fair value measurement

The fair values of financial assets and financial liabilities are determined as follows:

•The fair values of corporate bonds, agency bonds, agency mortgage-backed securities, asset-backed securities and government bonds are determined by quoted market prices provided by third party pricing services.

•The fair values of forward contracts are measured using forward rates and discount rates derived from quoted market prices.

•The fair value of accounts receivable classified as at FVTOCI is determined by the present value of future cash flows based on the discount rate that reflects the credit risk of counterparties.

Valuation techniques and assumptions used in Level 3 fair value measurement

The fair values of non-publicly traded equity investments (excluding those trading on the Emerging Stock Board) and mutual funds are mainly determined by using the asset approach and market approach.

The asset approach takes into account the net asset value measured at the fair value by independent parties. On September 30, 2023, December 31, 2022 and September 30, 2022, the Company uses unobservable inputs derived from discount for lack of marketability of 10%. When other inputs remain equal, the fair value will decrease by NT$59,572 thousand, NT$48,704 thousand and NT$56,247 thousand, respectively, if discounts for lack of marketability increase by 1%.

For the remaining few investments, the market approach is used to arrive at their fair values, for which the recent financing activities of investees, the market transaction prices of the similar companies and market conditions are considered.

In addition, the fair values of convertible bonds are prior transaction prices.

3)    Fair value of financial instruments that are not measured at fair value

Except as detailed in the following table, the Company considers that the carrying amounts of financial instruments in the consolidated financial statements that are not measured at fair value approximate their fair values.

Fair value hierarchy

The table below sets out the fair value hierarchy for the Company’s financial assets and liabilities which are not required to be measured at fair value:

	September 30, 2023
	Carrying	Fair Value
	Amount	Level 1	Level 2	Total

Financial assets

Financial assets at amortized costs
Corporate bonds	$126,195,790	$-	$124,215,176	$124,215,176
Commercial paper	22,147,473	-	22,166,534	22,166,534
Government bonds/Agency bonds	15,297,477	2,787,162	12,327,040	15,114,202

	$163,640,740	$2,787,162	$158,708,750	$161,495,912

Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$937,727,333	$-	$829,219,281	$829,219,281

	December 31, 2022
	Carrying	Fair Value
	Amount	Level 1	Level 2	Total

Financial assets

Financial assets at amortized costs
Corporate bonds	$80,994,958	$-	$80,236,142	$80,236,142
Commercial paper	48,732,476	-	48,882,028	48,882,028

	$129,727,434	$-	$129,118,170	$129,118,170

Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$852,436,439	$-	$765,301,535	$765,301,535

	September 30, 2022
	Carrying	Fair Value
	Amount	Level 1	Level 2	Total

Financial assets

Financial assets at amortized costs
Corporate bonds	$70,800,817	$-	$69,466,149	$69,466,149
Commercial paper	43,404,235	-	43,517,466	43,517,466

	$114,205,052	$-	$112,983,615	$112,983,615
Financial liabilities

Financial liabilities at amortized costs
Bonds payable	$864,886,471	$-	$765,664,981	$765,664,981

Valuation techniques and assumptions used in Level 2 fair value measurement

The fair values of corporate bonds, the Company’s bonds payable and agency bonds are determined by quoted market prices provided by third party pricing services.

The fair value of commercial paper is determined by the present value of future cash flows based on the discounted curves that are derived from the quoted market prices.

31.    RELATED PARTY TRANSACTIONS

Intercompany balances and transactions between TSMC and its subsidiaries, which are related parties of TSMC, have been eliminated upon consolidation; therefore those items are not disclosed in this note. The following is a summary of significant transactions between the Company and other related parties:

a.    Related party name and categories

Related Party Name	Related Party Categories

GUC	Associates
VIS	Associates
SSMC	Associates
Xintec	Associates
TSMC Education and Culture Foundation	Other related parties

b.    Net revenue

		Three Months Ended September 30		Nine Months Ended September 30
		2023	2022	2023	2022

Item	Related Party Categories

Net revenue from sale of goods	Associates	$2,707,687	$3,392,845	$9,934,126	$9,363,166

c.    Purchases

	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022

Related Party Categories

Associates	$922,561	$1,699,804	$3,303,946	$4,797,872

d.    Receivables from related parties

		September 30, 2023	December 31, 2022	September 30, 2022

Item	Related Party Name

Receivables from	GUC	$199,068	$1,471,351	$934,086
related parties	Xintec	157,189	112,607	157,088

		$356,257	$1,583,958	$1,091,174

Other receivables	SSMC	$60,333	$68,277	$70,674
from related	VIS	22,030	669	5,469
parties	Others	-	29	-

		$82,363	$68,975	$76,143

e.    Payables to related parties

		September 30, 2023	December 31, 2022	September 30, 2022

Item	Related Party Name

Payables to related	Xintec	$1,186,773	$1,047,452	$1,181,914
parties	SSMC	295,730	385,979	527,944
	VIS	47,914	190,587	141,586
	Others	91,006	18,619	19,375

		$1,621,423	$1,642,637	$1,870,819

f.    Accrued expenses and other current liabilities

		September 30, 2023	December 31, 2022	September 30, 2022

Item	Related Party Categories

Contract liabilities	Associates	$1,210,736	$1,075,659	$837,482

g.    Others

		Three Months Ended September 30		Nine Months Ended September 30
		2023	2022	2023	2022

Item	Related Party Categories

Manufacturing expenses	Associates	$1,536,508	$1,624,663	$3,454,397	$4,489,117

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, price and terms were determined in accordance with mutual agreements.

The Company leased factory and office from associates. The lease terms and prices were both determined in accordance with mutual agreements. The rental expenses were paid to associates monthly; the related expenses were both classified under manufacturing expenses.

h.    Compensation of key management personnel

The compensation to directors and other key management personnel were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2023	2022	2023	2022

Short-term employee benefits	$817,111	$1,138,271	$2,454,401	$3,122,981
Post-employment benefits	1,049	698	2,965	2,373
Share-based payments	134,066	82,887	386,838	203,008

	$952,226	$1,221,856	$2,844,204	$3,328,362

The compensation to directors and other key management personnel were determined by the Compensation and People Development Committee of TSMC in accordance with the individual performance and market trends.

32.    PLEDGED ASSETS

The Company provided certificate of deposits recorded in other financial assets as collateral mainly for building lease agreements. As of September 30, 2023, December 31, 2022 and September 30, 2022, the aforementioned other financial assets amounted to NT$128,861 thousand, NT$129,138 thousand and NT$131,995 thousand, respectively.

33.    SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Significant contingent liabilities and unrecognized commitments of the Company as of the end of the reporting period, excluding those disclosed in other notes, were as follows:

a.Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity provided TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. As of the end of reporting period, the R.O.C. Government did not invoke such right.

b.Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, in September 2006, Philips spun-off its semiconductor subsidiary which was renamed as NXP B.V. Further, TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares, respectively. TSMC and NXP B.V. are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs. There was no default from the aforementioned commitment as of the end of reporting period.

c.In September 2022, Daedalus Prime LLC (“Daedalus”) filed complaints in the U.S. International Trade Commission (“ITC”) and the U.S. District Court for the Eastern District of Texas alleging that TSMC, TSMC North America, and other companies infringe four U.S. patents. The ITC instituted an investigation in October 2022. In June 2023, Daedalus dropped two of the asserted patents in the ITC.

Also in June 2023, Daedalus filed another complaint in the Eastern District of Texas alleging that TSMC infringes five U.S. patents. In September 2023, the ITC granted the parties’ joint motion to suspend the procedural schedule while the parties finalize the settlement agreement and then request termination of the ITC Investigation and related litigations. In October 2023, the parties jointly requested the ITC to terminate the investigation and Eastern District of Texas to dismiss the related litigations. The related litigations in the Eastern District of Texas have been dismissed.

d.TSMC entered into long-term purchase agreements of materials and supplies and agreements of waste disposal with multiple suppliers. The relative minimum fulfillment quantity and price are specified in the agreements.

e.TSMC entered into a long-term purchase agreement of equipment. The relative fulfillment quantity and price are specified in the agreement.

f.TSMC entered into long-term energy purchase agreements with multiple suppliers. The relative fulfillment period, quantity and price are specified in the agreements.

g.Amounts available under unused letters of credit as of September 30, 2023, December 31, 2022 and September 30, 2022 were NT$391,084 thousand, NT$383,974 thousand and NT$238,309 thousand, respectively.

h.The Company entrusted financial institutions to provide performance guarantees mainly for import and export of goods, lease agreement and energy purchase agreement. As of September 30, 2023, December 31, 2022 and September 30, 2022, the aforementioned guarantee amounted to NT$8,064,025 thousand, NT$7,623,262 thousand, and NT$7,603,958 thousand, respectively.

34.    EXCHANGE RATE INFORMATION OF FOREIGN-CURRENCY FINANCIAL ASSETS AND LIABILITIES

The following information was summarized according to the foreign currencies other than the functional currency of the Company. The exchange rates disclosed were used to translate the foreign currencies into the functional currency. The significant financial assets and liabilities denominated in foreign currencies were as follows:

	Foreign Currencies (In Thousands)	Exchange Rate (Note 1)		Carrying Amount (In Thousands)

September 30, 2023

Financial assets

Monetary items
USD	$14,024,503	32.281		$452,724,972
EUR	284,709	33.989		9,676,990
EUR	172,497	1.053	(Note2)	5,863,012
JPY	63,541,086	0.2159		13,718,520

Financial liabilities

Monetary items
USD	14,086,103	32.281		454,713,480
EUR	436,807	33.989		14,846,641
EUR	165,914	1.053	(Note2)	5,639,262
JPY	188,152,004	0.2159		40,622,018
(Continued)

	Foreign Currencies (In Thousands)	Exchange Rate (Note 1)		Carrying Amount (In Thousands)

December 31, 2022

Financial assets

Monetary items
USD	$15,214,896	30.713		$467,295,097
EUR	8,375	32.838		275,006
EUR	29,161	7.432	(Note3)	957,587
JPY	133,034,271	0.2331		31,010,288

Financial liabilities

Monetary items
USD	15,190,659	30.713		466,550,704
EUR	2,375,378	32.838		78,002,647
JPY	134,608,488	0.2331		31,377,239

September 30, 2022

Financial assets

Monetary items
USD	12,210,697	31.766		387,884,990
USD	712,465	7.093	(Note4)	22,632,159
EUR	1,546	31.121		48,100
EUR	20,774	6.949	(Note3)	646,523
JPY	93,019,566	0.2202		20,482,908
JPY	6,683,505	0.0492	(Note5)	1,471,708

Financial liabilities

Monetary items
USD	14,953,889	31.766		475,025,231
EUR	1,180,147	31.121		36,727,345
JPY	93,842,663	0.2202		20,664,154
JPY	6,697,526	0.0492	(Note5)	1,474,795
(Concluded)

Note 1:    Except as otherwise noted, exchange rate represents the number of NT dollar for which one foreign currency could be exchanged.

Note 2:    The exchange rate represents the number of one U.S. dollar for which one Euro could be exchanged.

Note 3:    The exchange rate represents the number of RMB for which one Euro could be exchanged.

Note 4:    The exchange rate represents the number of RMB for which one U.S. dollar could be exchanged.

Note 5:    The exchange rate represents the number of RMB for which one Japanese yen could be exchanged.

Please refer to the consolidated statements of comprehensive income for the total of realized and unrealized foreign exchange gain and loss for the three months and the nine months ended September 30, 2023 and 2022, respectively. Since there were varieties of foreign currency transactions and functional currencies within the subsidiaries of the Company, the Company was unable to disclose foreign exchange gain (loss) towards each foreign currency with significant impact.

35.    ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the Securities and Futures Bureau for TSMC:

a.    Financings provided: See Table 1 attached;

b.    Endorsement/guarantee provided: See Table 2 attached;

c.    Marketable securities held (excluding investments in subsidiaries and associates): See Table 3 attached;

d.    Marketable securities acquired and disposed of at costs or prices of at least NT$300 million or 20% of the paid-in capital: See Table 4 attached;

e.    Acquisition of individual real estate properties at costs of at least NT$300 million or 20% of the paid-in capital: See Table 5 attached;

f.    Disposal of individual real estate properties at prices of at least NT$300 million or 20% of the paid-in capital: None;

g.    Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: See Table 6 attached;

h.    Receivables from related parties amounting to at least NT$100 million or 20% of the paid-in capital: See Table 7 attached;

i.    Information about the derivative financial instruments transaction: See Notes 7 and 10;

j.    Others: The business relationship between the parent and the subsidiaries and significant transactions between them: See Table 8 attached;

k.    Names, locations, and related information of investees over which TSMC exercises significant influence (excluding information on investment in mainland China): See Table 9 attached;

l.    Information on investment in mainland China

1)    The name of the investee in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, income (losses) of the investee, share of profits/losses of investee, ending balance, amount received as dividends from the investee, and the limitation on investee: See Table 10 attached.

2)    Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: See Table 8 attached.

m.    Information of major shareholders

List of all shareholders with ownership of 5 percent or greater showing the names and the number of shares and percentage of ownership held by each shareholder: See Table 11 attached.

36.    OPERATING SEGMENTS INFORMATION

TSMC’s chief operating decision makers periodically review operating results, focusing on operating income generated by foundry segment. Operating results are used for resource allocation and/or performance assessment. As a result, the Company has only one operating segment, the foundry segment. The foundry segment engages mainly in the manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.

The basis for the measurement of income from operations is the same as that for the preparation of financial statements. Please refer to the consolidated statements of comprehensive income for the related segment revenue and operating results.

TABLE 1

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

FINANCINGS PROVIDED

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023 (Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Financing Company	Counterparty	Financial Statement Account	Related Party	Maximum Balance for the Period (Foreign Currencies in Thousands) (Note 3)			Ending Balance (Foreign Currencies in Thousands) (Note 3)			Amount Actually Drawn (Foreign Currencies in Thousands)			Interest Rate	Nature for Financing	Transaction Amounts	Reason for Financing	Allowance for Bad Debt	Collateral		Financing Limits for Each Borrowing Company (Notes 1 and 2)	Financing Company’s Total Financing Amount Limits (Notes 1 and 2)
																			Item	Value

0	TSMC	TSMC Arizona	Other receivables from related parties	Yes	$ (US$	96,843,000 3,000,000	$ )	$ (US$	96,843,000 3,000,000	$ )		$-		-	The need for short-term financing	$-	Capacity installation and working capital	$-	-	$-	$334,834,966	$669,669,931
1	TSMC China	TSMC Nanjing	Other receivables from related parties	Yes	$ (RMB (US$	76,035,870 8,800,000 1,150,000	$ )& )	$ (RMB (US$	53,439,170 8,800,000 450,000	$ )& )	$ (RMB	38,912,720 8,800,000	$ )	1.30%-1.50%	The need for short-term and long-term financing	-	Operating capital	-	-	-	94,962,438	94,962,438

Note 1:    The amount available for lending to TSMC Arizona from TSMC shall not exceed ten percent (10%) of the net worth of TSMC, and the total amount available for lending from TSMC to borrowers shall not exceed twenty percent (20%) of the net worth of TSMC.

Note 2:    The aggregate amount available for lending to TSMC Nanjing from TSMC China shall not exceed the net worth of TSMC China.

Note 3:    The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 2

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ENDORSEMENTS/GUARANTEES PROVIDED

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023 (Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party (Notes 1 and 2)	Maximum Balance for the Period (Foreign Currencies in Thousands) (Note 3)			Ending Balance (Foreign Currencies in Thousands) (Note 3)			Amount Actually Drawn (US$ in Thousands)			Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable (Notes 1 and 2)	Guarantee Provided by Parent Company	Guarantee Provided by A Subsidiary	Guarantee Provided to Subsidiaries in Mainland China
		Name	Nature of Relationship

0	TSMC	TSMC North America	Subsidiary	$1,339,339,863	$ (US$	2,686,209 83,213	$ )	$ (US$	2,686,209 83,213	$ )	$ (US$	2,686,209 83,213	$ )	$-	0.08%	$1,339,339,863	Yes	No	No
		TSMC Global	Subsidiary	1,339,339,863	$ (US$	242,107,500 7,500,000	$ )	$ (US$	242,107,500 7,500,000	$ )	$ (US$	242,107,500 7,500,000	$ )	-	7.23%	1,339,339,863	Yes	No	No
		TSMC Arizona	Subsidiary	1,339,339,863	$ (US$	388,418,550 12,032,420	$ )	$ (US$	388,418,550 12,032,420	$ )	$ (US$	259,294,550 8,032,420	$ )	-	11.60%	1,339,339,863	Yes	No	No
		TSMC Development	Subsidiary	1,339,339,863	$ (US$	13,971,217 432,800	$ )	$ (US$	13,971,217 432,800	$ )	$ (US$	13,971,055 432,795	$ )	-	0.42%	1,339,339,863	Yes	No	No

1	TSMC Japan	TSMC JDC	The same parent company	325,873	$ (JPY	284,988 1,320,000	$ )	$ (JPY	284,988 1,320,000	$ )	$ (JPY	284,988 1,320,000	$ )	-	0.01%	325,873	No	No	No

Note 1:    The total amount of the endorsement/guarantee provided by TSMC to TSMC North America, TSMC Global, TSMC Arizona and TSMC Development shall not exceed forty percent (40%) of TSMC’s net worth.

Note 2:    The total amount of the endorsement/guarantee provided by TSMC Japan to TSMC JDC shall not exceed two hundred and fifty percent (250%) of TSMC Japan’s net worth.

Note 3:    The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 3

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES HELD

SEPTEMBER 30, 2023 (Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2023						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC	Non-publicly traded equity investments
	Shin-Etsu Handotai Taiwan Co., Ltd.	-	Financial assets at fair value through other comprehensive income	10,500	$438,648		7	$438,648
	United Industrial Gases Co., Ltd.	-	〃	21,230	435,139		10	435,139
	Global Investment Holding Inc.	-	〃	10,442	102,595		6	102,595
	Crimson Asia Capital	-	〃	-	-		1	-

	Commercial paper
	Nan Ya Plastics Corporation	-	Financial assets at amortized cost	850	8,479,423		N/A	8,487,558
	Cathay Financial Holding Co., Ltd.	-	〃	620	6,184,269		N/A	6,190,369
	Formosa Chemicals & Fibre Corporation	-	〃	500	4,987,514		N/A	4,992,430
	Taiwan Power Company	-	〃	200	1,996,620		N/A	1,996,514
	CPC Corporation, Taiwan	-	〃	50	499,647		N/A	499,663

TSMC Partners	Fund
	Matter Venture Partners Fund I, L.P.	-	Financial assets at fair value through Profit or Loss	-	US$	3,458	9	US$	3,458

	Non-publicly traded equity investments
	Shanghai Walden Venture Capital Enterprise	-	Financial assets at fair value through other comprehensive income	-	US$	32,792	6	US$	32,792
	Walden Technology Ventures Investments II, L.P.	-	〃	-	US$	23,347	9	US$	23,347
	Walden Technology Ventures Investments III, L.P.	-	〃	-	US$	13,139	4	US$	13,139
	Tela Innovations	-	〃	6,942	-		22	-

	Publicly traded stocks
	ARM Holdings plc	-	Financial assets at fair value through other comprehensive income	1,961	US$	104,941	-	US$	104,941
	Movella Holdings Inc.	-	〃	3,095	US$	1,660	6	US$	1,660

TSMC Global	Corporate bond
	Bank of America Corporation	-	Financial assets at fair value through other comprehensive income	-	US$	87,259	N/A	US$	87,259
	Morgan Stanley	-	〃	-	US$	79,716	N/A	US$	79,716
	The Goldman Sachs Group, Inc.	-	〃	-	US$	57,185	N/A	US$	57,185
	JPMorgan Chase & Co.	-	〃	-	US$	56,152	N/A	US$	56,152
	Wells Fargo & Company	-	〃	-	US$	55,625	N/A	US$	55,625
	Citigroup Inc.	-	〃	-	US$	49,067	N/A	US$	49,067
	Sumitomo Mitsui Financial Group, Inc.	-	〃	-	US$	44,494	N/A	US$	44,494
	Mitsubishi UFJ Financial Group, Inc.	-	〃	-	US$	38,159	N/A	US$	38,159
	Barclays PLC	-	〃	-	US$	36,403	N/A	US$	36,403
	HSBC Holdings plc	-	〃	-	US$	29,551	N/A	US$	29,551
	AbbVie Inc.	-	〃	-	US$	26,463	N/A	US$	26,463
	Royal Bank of Canada	-	〃	-	US$	26,323	N/A	US$	26,323
	Banco Santander, S.A.	-	〃	-	US$	25,041	N/A	US$	25,041

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2023						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	CVS Health Corporation	-	Financial assets at fair value through other comprehensive income	-	US$	23,574	N/A	US$	23,574
	Lloyds Banking Group plc	-	〃	-	US$	23,376	N/A	US$	23,376
	Oracle Corporation	-	〃	-	US$	22,718	N/A	US$	22,718
	The Toronto-Dominion Bank	-	〃	-	US$	21,877	N/A	US$	21,877
	Capital One Financial Corporation	-	〃	-	US$	20,473	N/A	US$	20,473
	BPCE SA	-	〃	-	US$	20,201	N/A	US$	20,201
	BNP Paribas SA	-	〃	-	US$	19,963	N/A	US$	19,963
	Credit Agricole SA London Branch	-	〃	-	US$	19,755	N/A	US$	19,755
	Athene Global Funding	-	〃	-	US$	19,737	N/A	US$	19,737
	Metropolitan Life Global Funding I	-	〃	-	US$	19,027	N/A	US$	19,027
	Fédération des caisses Desjardins du Québec	-	〃	-	US$	18,942	N/A	US$	18,942
	Equitable Financial Life Global Funding	-	〃	-	US$	18,357	N/A	US$	18,357
	National Securities Clearing Corporation	-	〃	-	US$	18,089	N/A	US$	18,089
	AIG Global Funding	-	〃	-	US$	17,928	N/A	US$	17,928
	Sumitomo Mitsui Trust Bank, Limited	-	〃	-	US$	17,475	N/A	US$	17,475
	Principal Life Global Funding II	-	〃	-	US$	17,469	N/A	US$	17,469
	Société Générale Société anonyme	-	〃	-	US$	17,245	N/A	US$	17,245
	Guardian Life Global Funding	-	〃	-	US$	16,589	N/A	US$	16,589
	Danske Bank A/S	-	〃	-	US$	16,412	N/A	US$	16,412
	The Bank of Nova Scotia	-	〃	-	US$	15,972	N/A	US$	15,972
	Volkswagen Group of America Finance, LLC	-	〃	-	US$	15,893	N/A	US$	15,893
	Nomura Holdings, Inc.	-	〃	-	US$	15,155	N/A	US$	15,155
	Hyundai Capital America	-	〃	-	US$	14,524	N/A	US$	14,524
	Santander UK Group Holdings plc	-	〃	-	US$	14,263	N/A	US$	14,263
	Standard Chartered PLC	-	〃	-	US$	14,038	N/A	US$	14,038
	Banque Fédérative du Crédit Mutuel Société anonyme	-	〃	-	US$	13,898	N/A	US$	13,898
	U.S. Bancorp.	-	〃	-	US$	13,859	N/A	US$	13,859
	UBS Group AG	-	〃	-	US$	13,836	N/A	US$	13,836
	NTT Finance Corporation	-	〃	-	US$	13,270	N/A	US$	13,270
	American Express Company	-	〃	-	US$	13,205	N/A	US$	13,205
	UnitedHealth Group Incorporated	-	〃	-	US$	13,176	N/A	US$	13,176
	Protective Life Global Funding	-	〃	-	US$	13,140	N/A	US$	13,140
	Amgen Inc.	-	〃	-	US$	12,938	N/A	US$	12,938
	Deutsche Bank AG - New York Branch	-	〃	-	US$	12,926	N/A	US$	12,926
	AerCap Ireland Capital Designated Activity Company	-	〃	-	US$	12,746	N/A	US$	12,746
	Penske Truck Leasing Co., L.P.	-	〃	-	US$	12,673	N/A	US$	12,673
	Enel Finance International N.V.	-	〃	-	US$	12,650	N/A	US$	12,650
	Truist Financial Corporation	-	〃	-	US$	12,564	N/A	US$	12,564
	Pfizer Investment Enterprises Pte. Ltd.	-	〃	-	US$	12,147	N/A	US$	12,147
	Intuit Inc.	-	〃	-	US$	12,139	N/A	US$	12,139
	Apple Inc.	-	〃	-	US$	12,134	N/A	US$	12,134
	New York Life Global Funding	-	〃	-	US$	11,958	N/A	US$	11,958
	ING Groep N.V.	-	〃	-	US$	11,878	N/A	US$	11,878
	Nationwide Building Society	-	〃	-	US$	11,823	N/A	US$	11,823
	Amazon.com, Inc.	-	〃	-	US$	11,591	N/A	US$	11,591
	NatWest Markets Plc	-	〃	-	US$	11,577	N/A	US$	11,577
	Mizuho Financial Group, Inc.	-	〃	-	US$	11,364	N/A	US$	11,364
	Nordea Bank Abp	-	〃	-	US$	11,291	N/A	US$	11,291
	ASB Bank Limited	-	〃	-	US$	11,175	N/A	US$	11,175

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2023						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Northwestern Mutual Global Funding	-	Financial assets at fair value through other comprehensive income	-	US$	10,966	N/A	US$	10,966
	NextEra Energy Capital Holdings, Inc.	-	〃	-	US$	10,857	N/A	US$	10,857
	Bank of Montreal	-	〃	-	US$	10,607	N/A	US$	10,607
	Verizon Communications Inc.	-	〃	-	US$	10,595	N/A	US$	10,595
	Southern California Edison Company	-	〃	-	US$	10,498	N/A	US$	10,498
	The Bank of New York Mellon Corporation	-	〃	-	US$	10,467	N/A	US$	10,467
	Ryder System, Inc.	-	〃	-	US$	10,200	N/A	US$	10,200
	S&P Global Inc.	-	〃	-	US$	10,190	N/A	US$	10,190
	Equifax Inc.	-	〃	-	US$	10,066	N/A	US$	10,066
	Macquarie Group Limited	-	〃	-	US$	9,935	N/A	US$	9,935
	ABN AMRO Bank N.V.	-	〃	-	US$	9,858	N/A	US$	9,858
	ONEOK, Inc.	-	〃	-	US$	9,720	N/A	US$	9,720
	Svenska Handelsbanken AB (publ)	-	〃	-	US$	9,622	N/A	US$	9,622
	John Deere Capital Corporation	-	〃	-	US$	9,426	N/A	US$	9,426
	AT&T Inc.	-	〃	-	US$	9,369	N/A	US$	9,369
	Haleon US Capital LLC	-	〃	-	US$	9,008	N/A	US$	9,008
	Roper Technologies, Inc.	-	〃	-	US$	8,992	N/A	US$	8,992
	Equinor ASA	-	〃	-	US$	8,865	N/A	US$	8,865
	Exelon Corporation	-	〃	-	US$	8,843	N/A	US$	8,843
	Florida Power & Light Company	-	〃	-	US$	8,775	N/A	US$	8,775
	Merck & Co., Inc.	-	〃	-	US$	8,651	N/A	US$	8,651
	Honeywell International Inc.	-	〃	-	US$	8,330	N/A	US$	8,330
	Fifth Third Bancorp	-	〃	-	US$	8,305	N/A	US$	8,305
	Macquarie Bank Limited	-	〃	-	US$	8,240	N/A	US$	8,240
	The PNC Financial Services Group, Inc.	-	〃	-	US$	8,040	N/A	US$	8,040
	Rabobank Nederland - New York Branch	-	〃	-	US$	7,962	N/A	US$	7,962
	AstraZeneca Finance LLC	-	〃	-	US$	7,812	N/A	US$	7,812
	Daimler Trucks Finance North America LLC	-	〃	-	US$	7,793	N/A	US$	7,793
	Lowe's Companies, Inc.	-	〃	-	US$	7,768	N/A	US$	7,768
	TORONTO-DOMINION BANK/THE	-	〃	-	US$	7,764	N/A	US$	7,764
	International Bank for Reconstruction and Development	-	〃	-	US$	7,704	N/A	US$	7,704
	KfW	-	〃	-	US$	7,640	N/A	US$	7,640
	Constellation Energy Generation, LLC	-	〃	-	US$	7,599	N/A	US$	7,599
	Lockheed Martin Corporation	-	〃	-	US$	7,549	N/A	US$	7,549
	Intel Corporation	-	〃	-	US$	7,482	N/A	US$	7,482
	Coöperatieve Rabobank U.A.	-	〃	-	US$	7,420	N/A	US$	7,420
	Great-West Lifeco U.S. Finance 2020, Lp	-	〃	-	US$	7,406	N/A	US$	7,406
	Inter-American Development Bank	-	〃	-	US$	7,375	N/A	US$	7,375
	Suncorp-Metway Limited	-	〃	-	US$	7,368	N/A	US$	7,368
	Cox Communications, Inc.	-	〃	-	US$	7,315	N/A	US$	7,315
	Chevron Corporation	-	〃	-	US$	6,892	N/A	US$	6,892
	The East Ohio Gas Company	-	〃	-	US$	6,821	N/A	US$	6,821
	Fiserv, Inc.	-	〃	-	US$	6,733	N/A	US$	6,733
	Fidelity National Information Services, Inc.	-	〃	-	US$	6,664	N/A	US$	6,664
	Philip Morris International Inc.	-	〃	-	US$	6,592	N/A	US$	6,592
	AstraZeneca PLC	-	〃	-	US$	6,574	N/A	US$	6,574
	Pacific Life Global Funding II	-	〃	-	US$	6,538	N/A	US$	6,538
	UBS AG, London Branch	-	〃	-	US$	6,430	N/A	US$	6,430
	Met Tower Global Funding	-	〃	-	US$	6,383	N/A	US$	6,383

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2023						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	WEC Energy Group, Inc.	-	Financial assets at fair value through other comprehensive income	-	US$	6,319	N/A	US$	6,319
	MPLX LP	-	〃	-	US$	6,306	N/A	US$	6,306
	Roche Holdings, Inc.	-	〃	-	US$	6,293	N/A	US$	6,293
	Georgia Power Company	-	〃	-	US$	6,251	N/A	US$	6,251
	NatWest Group plc	-	〃	-	US$	6,141	N/A	US$	6,141
	The Charles Schwab Corporation	-	〃	-	US$	6,106	N/A	US$	6,106
	Take-Two Interactive Software, Inc.	-	〃	-	US$	6,008	N/A	US$	6,008
	Ameren Corporation	-	〃	-	US$	5,973	N/A	US$	5,973
	Eaton Corporation	-	〃	-	US$	5,952	N/A	US$	5,952
	Huntington Bancshares Incorporated	-	〃	-	US$	5,889	N/A	US$	5,889
	Intercontinental Exchange, Inc.	-	〃	-	US$	5,794	N/A	US$	5,794
	Exxon Mobil Corporation	-	〃	-	US$	5,769	N/A	US$	5,769
	Elevance Health, Inc.	-	〃	-	US$	5,737	N/A	US$	5,737
	ERAC USA Finance LLC	-	〃	-	US$	5,575	N/A	US$	5,575
	Scentre Group Trust 1	-	〃	-	US$	5,559	N/A	US$	5,559
	Anheuser-Busch Companies, LLC	-	〃	-	US$	5,540	N/A	US$	5,540
	WPP Finance 2010	-	〃	-	US$	5,490	N/A	US$	5,490
	NBN Co Limited	-	〃	-	US$	5,356	N/A	US$	5,356
	Medtronic Global Holdings S.C.A.	-	〃	-	US$	5,342	N/A	US$	5,342
	Discover Bank (New Castle, Delaware)	-	〃	-	US$	5,294	N/A	US$	5,294
	Fox Corporation	-	〃	-	US$	5,274	N/A	US$	5,274
	Alabama Power Company	-	〃	-	US$	5,246	N/A	US$	5,246
	Comcast Corporation	-	〃	-	US$	5,182	N/A	US$	5,182
	NiSource Inc.	-	〃	-	US$	5,144	N/A	US$	5,144
	CNH Industrial Capital LLC	-	〃	-	US$	5,115	N/A	US$	5,115
	McKesson Corporation	-	〃	-	US$	5,090	N/A	US$	5,090
	Sydney Airport Finance Company Pty Ltd	-	〃	-	US$	5,056	N/A	US$	5,056
	Lincoln National Corporation	-	〃	-	US$	4,931	N/A	US$	4,931
	Ventas Realty, Limited Partnership	-	〃	-	US$	4,925	N/A	US$	4,925
	Siemens Financieringsmaatschappij N.V.	-	〃	-	US$	4,904	N/A	US$	4,904
	Virginia Electric and Power Company	-	〃	-	US$	4,896	N/A	US$	4,896
	Southwest Airlines Co.	-	〃	-	US$	4,856	N/A	US$	4,856
	CGI Inc.	-	〃	-	US$	4,695	N/A	US$	4,695
	Huntington National Bank	-	〃	-	US$	4,666	N/A	US$	4,666
	Brookfield Finance Inc.	-	〃	-	US$	4,591	N/A	US$	4,591
	HEICO Corporation	-	〃	-	US$	4,559	N/A	US$	4,559
	Bristol-Myers Squibb Company	-	〃	-	US$	4,550	N/A	US$	4,550
	ANZ New Zealand (Int'l) Limited	-	〃	-	US$	4,536	N/A	US$	4,536
	HP Inc.	-	〃	-	US$	4,469	N/A	US$	4,469
	Pioneer Natural Resources Company	-	〃	-	US$	4,456	N/A	US$	4,456
	Nutrien Ltd.	-	〃	-	US$	4,394	N/A	US$	4,394
	W. P. Carey Inc.	-	〃	-	US$	4,371	N/A	US$	4,371
	CenterPoint Energy, Inc.	-	〃	-	US$	4,367	N/A	US$	4,367
	Otis Worldwide Corporation	-	〃	-	US$	4,305	N/A	US$	4,305
	ITC Holdings Corp.	-	〃	-	US$	4,264	N/A	US$	4,264
	Skandinaviska Enskilda Banken AB (publ)	-	〃	-	US$	4,216	N/A	US$	4,216
	Citizens Bank, National Association	-	〃	-	US$	4,192	N/A	US$	4,192
	Brighthouse Financial Global Funding	-	〃	-	US$	4,172	N/A	US$	4,172
	Toyota Motor Credit Corporation	-	〃	-	US$	4,167	N/A	US$	4,167

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2023						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Dollar General Corporation	-	Financial assets at fair value through other comprehensive income	-	US$	4,039	N/A	US$	4,039
	F&G Global Funding	-	〃	-	US$	4,036	N/A	US$	4,036
	Korea Electric Power Corporation	-	〃	-	US$	3,968	N/A	US$	3,968
	Element Fleet Management Corp.	-	〃	-	US$	3,941	N/A	US$	3,941
	Monongahela Power Company	-	〃	-	US$	3,918	N/A	US$	3,918
	CNO Global Funding	-	〃	-	US$	3,852	N/A	US$	3,852
	Schlumberger Investment SA	-	〃	-	US$	3,846	N/A	US$	3,846
	AvalonBay Communities, Inc.	-	〃	-	US$	3,829	N/A	US$	3,829
	Stryker Corporation	-	〃	-	US$	3,768	N/A	US$	3,768
	Public Storage	-	〃	-	US$	3,735	N/A	US$	3,735
	Walmart Inc.	-	〃	-	US$	3,708	N/A	US$	3,708
	B.A.T. International Finance p.l.c.	-	〃	-	US$	3,672	N/A	US$	3,672
	Appalachian Power Company	-	〃	-	US$	3,590	N/A	US$	3,590
	Norsk Hydro ASA	-	〃	-	US$	3,582	N/A	US$	3,582
	Fortinet, Inc.	-	〃	-	US$	3,563	N/A	US$	3,563
	AutoZone, Inc.	-	〃	-	US$	3,560	N/A	US$	3,560
	The Israel Electric Corporation Ltd	-	〃	-	US$	3,548	N/A	US$	3,548
	V.F. Corporation	-	〃	-	US$	3,505	N/A	US$	3,505
	Jackson National Life Global Funding	-	〃	-	US$	3,486	N/A	US$	3,486
	GA Global Funding Trust	-	〃	-	US$	3,470	N/A	US$	3,470
	DNB Bank ASA	-	〃	-	US$	3,453	N/A	US$	3,453
	Eversource Energy	-	〃	-	US$	3,450	N/A	US$	3,450
	Parker-Hannifin Corporation	-	〃	-	US$	3,434	N/A	US$	3,434
	CenterPoint Energy Resources Corp.	-	〃	-	US$	3,399	N/A	US$	3,399
	BorgWarner Inc.	-	〃	-	US$	3,368	N/A	US$	3,368
	Baxter International Inc.	-	〃	-	US$	3,365	N/A	US$	3,365
	Sempra	-	〃	-	US$	3,342	N/A	US$	3,342
	Morgan Stanley Bank, N.A.	-	〃	-	US$	3,334	N/A	US$	3,334
	Kimco Realty Corporation	-	〃	-	US$	3,319	N/A	US$	3,319
	Meta Platforms, Inc.	-	〃	-	US$	3,301	N/A	US$	3,301
	B.A.T Capital Corporation	-	〃	-	US$	3,246	N/A	US$	3,246
	Ross Stores, Inc.	-	〃	-	US$	3,225	N/A	US$	3,225
	Advocate Health & Hospitals Corporation	-	〃	-	US$	3,216	N/A	US$	3,216
	Pfizer Inc.	-	〃	-	US$	3,209	N/A	US$	3,209
	Highmark Inc.	-	〃	-	US$	3,192	N/A	US$	3,192
	Verisk Analytics, Inc.	-	〃	-	US$	3,150	N/A	US$	3,150
	Realty Income Corporation	-	〃	-	US$	3,126	N/A	US$	3,126
	Truist Bank	-	〃	-	US$	3,101	N/A	US$	3,101
	ONE Gas, Inc.	-	〃	-	US$	3,041	N/A	US$	3,041
	Wells Fargo Bank, National Association	-	〃	-	US$	3,026	N/A	US$	3,026
	Corebridge Financial, Inc.	-	〃	-	US$	3,003	N/A	US$	3,003
	Lundin Energy Finance BV	-	〃	-	US$	2,994	N/A	US$	2,994
	EIDP, Inc.	-	〃	-	US$	2,988	N/A	US$	2,988
	Mutual Of Omaha Companies Global Funding	-	〃	-	US$	2,965	N/A	US$	2,965
	CNA Financial Corporation	-	〃	-	US$	2,963	N/A	US$	2,963
	CMS Energy Corporation	-	〃	-	US$	2,947	N/A	US$	2,947
	Coca-Cola Europacific Partners PLC	-	〃	-	US$	2,944	N/A	US$	2,944
	Atmos Energy Corporation	-	〃	-	US$	2,902	N/A	US$	2,902
	Nestlé Holdings, Inc.	-	〃	-	US$	2,894	N/A	US$	2,894

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2023						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Johnson & Johnson	-	Financial assets at fair value through other comprehensive income	-	US$	2,891	N/A	US$	2,891
	Prologis, L.P.	-	〃	-	US$	2,854	N/A	US$	2,854
	Xcel Energy Inc.	-	〃	-	US$	2,832	N/A	US$	2,832
	Southern California Gas Company	-	〃	-	US$	2,827	N/A	US$	2,827
	Rio Tinto Finance (USA) Limited	-	〃	-	US$	2,816	N/A	US$	2,816
	7-Eleven, Inc.	-	〃	-	US$	2,782	N/A	US$	2,782
	Diageo Capital plc	-	〃	-	US$	2,775	N/A	US$	2,775
	BHP Billiton Finance (USA) Limited	-	〃	-	US$	2,772	N/A	US$	2,772
	Canadian Imperial Bank of Commerce	-	〃	-	US$	2,763	N/A	US$	2,763
	Baxalta Incorporated	-	〃	-	US$	2,710	N/A	US$	2,710
	Novartis Capital Corporation	-	〃	-	US$	2,705	N/A	US$	2,705
	Dominion Energy, Inc.	-	〃	-	US$	2,688	N/A	US$	2,688
	Weyerhaeuser Company	-	〃	-	US$	2,631	N/A	US$	2,631
	Oncor Electric Delivery Company LLC	-	〃	-	US$	2,615	N/A	US$	2,615
	Eastern Energy Gas Holdings, LLC	-	〃	-	US$	2,601	N/A	US$	2,601
	Chevron Phillips Chemical Company LLC	-	〃	-	US$	2,571	N/A	US$	2,571
	National Australia Bank Limited, New York Branch	-	〃	-	US$	2,543	N/A	US$	2,543
	Black Hills Corporation	-	〃	-	US$	2,540	N/A	US$	2,540
	Avangrid, Inc.	-	〃	-	US$	2,536	N/A	US$	2,536
	Simon Property Group, L.P.	-	〃	-	US$	2,533	N/A	US$	2,533
	The Estée Lauder Companies Inc.	-	〃	-	US$	2,509	N/A	US$	2,509
	Bank of New Zealand	-	〃	-	US$	2,506	N/A	US$	2,506
	Masco Corporation	-	〃	-	US$	2,489	N/A	US$	2,489
	The Southern Company	-	〃	-	US$	2,464	N/A	US$	2,464
	Santander UK plc	-	〃	-	US$	2,440	N/A	US$	2,440
	Air Products and Chemicals, Inc.	-	〃	-	US$	2,433	N/A	US$	2,433
	Nuveen Finance, LLC	-	〃	-	US$	2,426	N/A	US$	2,426
	American Electric Power Company, Inc.	-	〃	-	US$	2,369	N/A	US$	2,369
	CRH America, Inc.	-	〃	-	US$	2,368	N/A	US$	2,368
	Bayer US Finance II LLC	-	〃	-	US$	2,357	N/A	US$	2,357
	Swedbank AB (publ)	-	〃	-	US$	2,321	N/A	US$	2,321
	Workday, Inc.	-	〃	-	US$	2,317	N/A	US$	2,317
	USAA Capital Corp.	-	〃	-	US$	2,303	N/A	US$	2,303
	Texas Instruments Incorporated	-	〃	-	US$	2,299	N/A	US$	2,299
	Chevron U.S.A. Inc.	-	〃	-	US$	2,290	N/A	US$	2,290
	Air Lease Corporation	-	〃	-	US$	2,282	N/A	US$	2,282
	Magellan Midstream Partners, L.P.	-	〃	-	US$	2,273	N/A	US$	2,273
	Yara International ASA	-	〃	-	US$	2,262	N/A	US$	2,262
	Mitsubishi HC Capital Inc.	-	〃	-	US$	2,212	N/A	US$	2,212
	RGA Global Funding	-	〃	-	US$	2,196	N/A	US$	2,196
	Cardinal Health, Inc.	-	〃	-	US$	2,194	N/A	US$	2,194
	GE HealthCare Technologies Inc.	-	〃	-	US$	2,193	N/A	US$	2,193
	Empower Finance 2020, LP	-	〃	-	US$	2,177	N/A	US$	2,177
	Sprint Spectrum Co Llc	-	〃	-	US$	2,169	N/A	US$	2,169
	The Western Union Company	-	〃	-	US$	2,130	N/A	US$	2,130
	Georgia-Pacific LLC	-	〃	-	US$	2,107	N/A	US$	2,107
	Health Care Service Corporation, a Mutual Legal Reserve Company	-	〃	-	US$	2,073	N/A	US$	2,073
	American Honda Finance Corporation	-	〃	-	US$	2,030	N/A	US$	2,030

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2023						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Phillips 66	-	Financial assets at fair value through other comprehensive income	-	US$	2,004	N/A	US$	2,004
	Bank of America, National Association	-	〃	-	US$	1,984	N/A	US$	1,984
	Pricoa Global Funding I	-	〃	-	US$	1,967	N/A	US$	1,967
	KODIT Global 2023-1 Co., Ltd.	-	〃	-	US$	1,961	N/A	US$	1,961
	Magna International Inc.	-	〃	-	US$	1,935	N/A	US$	1,935
	Mead Johnson Nutrition Company	-	〃	-	US$	1,934	N/A	US$	1,934
	Public Service Electric and Gas Company	-	〃	-	US$	1,930	N/A	US$	1,930
	Tucson Electric Power Company	-	〃	-	US$	1,920	N/A	US$	1,920
	UBS Group Funding (Jersey) Ltd.	-	〃	-	US$	1,898	N/A	US$	1,898
	Public Service Enterprise Group Incorporated	-	〃	-	US$	1,890	N/A	US$	1,890
	Ameriprise Financial, Inc.	-	〃	-	US$	1,887	N/A	US$	1,887
	National Rural Utilities Cooperative Finance Corporation	-	〃	-	US$	1,885	N/A	US$	1,885
	Welltower Inc.	-	〃	-	US$	1,877	N/A	US$	1,877
	Marriott International, Inc.	-	〃	-	US$	1,868	N/A	US$	1,868
	Olympus Corporation	-	〃	-	US$	1,863	N/A	US$	1,863
	Gulf Power Company	-	〃	-	US$	1,848	N/A	US$	1,848
	Marsh & McLennan Companies, Inc.	-	〃	-	US$	1,843	N/A	US$	1,843
	CSX Corporation	-	〃	-	US$	1,839	N/A	US$	1,839
	Shinhan Financial Group Co., Ltd.	-	〃	-	US$	1,810	N/A	US$	1,810
	NBK SPC Limited	-	〃	-	US$	1,773	N/A	US$	1,773
	Mitsubishi Corporation	-	〃	-	US$	1,768	N/A	US$	1,768
	Caterpillar Financial Services Corporation	-	〃	-	US$	1,764	N/A	US$	1,764
	Berkshire Hathaway Energy Company	-	〃	-	US$	1,744	N/A	US$	1,744
	Citibank, N.A.	-	〃	-	US$	1,743	N/A	US$	1,743
	Kentucky Utilities Company	-	〃	-	US$	1,718	N/A	US$	1,718
	CenterPoint Energy Houston Electric, LLC	-	〃	-	US$	1,712	N/A	US$	1,712
	Mondelez International, Inc.	-	〃	-	US$	1,692	N/A	US$	1,692
	SMBC Aviation Capital Finance DAC	-	〃	-	US$	1,691	N/A	US$	1,691
	Enbridge Inc.	-	〃	-	US$	1,687	N/A	US$	1,687
	DTE Energy Company	-	〃	-	US$	1,660	N/A	US$	1,660
	Evergy Kansas Central, Inc.	-	〃	-	US$	1,657	N/A	US$	1,657
	University of California	-	〃	-	US$	1,600	N/A	US$	1,600
	Gulfstream Natural Gas System, L.L.C.	-	〃	-	US$	1,572	N/A	US$	1,572
	CSL Finance plc	-	〃	-	US$	1,552	N/A	US$	1,552
	Burlington Northern Santa Fe, LLC	-	〃	-	US$	1,547	N/A	US$	1,547
	eBay Inc.	-	〃	-	US$	1,544	N/A	US$	1,544
	Emerson Electric Co.	-	〃	-	US$	1,525	N/A	US$	1,525
	Glencore Funding LLC	-	〃	-	US$	1,519	N/A	US$	1,519
	Westpac Banking Corporation	-	〃	-	US$	1,516	N/A	US$	1,516
	International Business Machines Corporation	-	〃	-	US$	1,508	N/A	US$	1,508
	APA Infrastructure Limited	-	〃	-	US$	1,490	N/A	US$	1,490
	Duke Energy Corporation	-	〃	-	US$	1,482	N/A	US$	1,482
	Jefferies Financial Group Inc.	-	〃	-	US$	1,476	N/A	US$	1,476
	Zoetis Inc.	-	〃	-	US$	1,464	N/A	US$	1,464
	Kinder Morgan, Inc.	-	〃	-	US$	1,452	N/A	US$	1,452
	Microchip Technology Incorporated	-	〃	-	US$	1,450	N/A	US$	1,450
	Amcor Flexibles North America Inc.	-	〃	-	US$	1,448	N/A	US$	1,448
	Phillips 66 Company	-	〃	-	US$	1,445	N/A	US$	1,445
	Commonwealth Bank of Australia	-	〃	-	US$	1,432	N/A	US$	1,432

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2023						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Wipro IT Services LLC	-	Financial assets at fair value through other comprehensive income	-	US$	1,429	N/A	US$	1,429
	NSTAR Electric Company	-	〃	-	US$	1,425	N/A	US$	1,425
	Essex Portfolio, L.P.	-	〃	-	US$	1,407	N/A	US$	1,407
	Duke Energy Florida, LLC	-	〃	-	US$	1,402	N/A	US$	1,402
	Alimentation Couche-Tard Inc.	-	〃	-	US$	1,383	N/A	US$	1,383
	Alliant Energy Finance, LLC	-	〃	-	US$	1,345	N/A	US$	1,345
	The Cigna Group	-	〃	-	US$	1,311	N/A	US$	1,311
	Eastern Gas Transmission and Storage, Inc.	-	〃	-	US$	1,300	N/A	US$	1,300
	BOC Aviation Limited	-	〃	-	US$	1,264	N/A	US$	1,264
	American International Group, Inc.	-	〃	-	US$	1,239	N/A	US$	1,239
	The Williams Companies, Inc.	-	〃	-	US$	1,220	N/A	US$	1,220
	Andrew W. Mellon Foundation, The	-	〃	-	US$	1,207	N/A	US$	1,207
	Union Pacific Corporation	-	〃	-	US$	1,186	N/A	US$	1,186
	Ecolab Inc.	-	〃	-	US$	1,162	N/A	US$	1,162
	Reliance Standard Life Global Funding II	-	〃	-	US$	1,082	N/A	US$	1,082
	Mondelez International Holdings Netherlands B.V.	-	〃	-	US$	1,075	N/A	US$	1,075
	Ferguson Finance PLC	-	〃	-	US$	1,073	N/A	US$	1,073
	Nucor Corporation	-	〃	-	US$	1,055	N/A	US$	1,055
	State Street Corporation	-	〃	-	US$	1,036	N/A	US$	1,036
	Enterprise Products Operating LLC	-	〃	-	US$	1,008	N/A	US$	1,008
	AIB Group plc	-	〃	-	US$	1,003	N/A	US$	1,003
	Scottish Power Limited	-	〃	-	US$	997	N/A	US$	997
	Sabine Pass Liquefaction, LLC	-	〃	-	US$	996	N/A	US$	996
	New York State Electric & Gas Corporation	-	〃	-	US$	986	N/A	US$	986
	Lennox International Inc.	-	〃	-	US$	980	N/A	US$	980
	Suntory Holdings Limited	-	〃	-	US$	960	N/A	US$	960
	AIA Group Limited	-	〃	-	US$	936	N/A	US$	936
	Canadian Pacific Railway Company	-	〃	-	US$	936	N/A	US$	936
	LYB Finance Company B.V.	-	〃	-	US$	926	N/A	US$	926
	Juniper Networks, Inc.	-	〃	-	US$	901	N/A	US$	901
	Amcor Finance (USA), Inc.	-	〃	-	US$	894	N/A	US$	894
	Lennar Corporation	-	〃	-	US$	890	N/A	US$	890
	The Sherwin-Williams Company	-	〃	-	US$	890	N/A	US$	890
	T-Mobile USA, Inc.	-	〃	-	US$	886	N/A	US$	886
	Piedmont Natural Gas Company, Inc.	-	〃	-	US$	884	N/A	US$	884
	Unilever Capital Corporation	-	〃	-	US$	884	N/A	US$	884
	AEP Texas Inc.	-	〃	-	US$	875	N/A	US$	875
	Reynolds American Inc.	-	〃	-	US$	874	N/A	US$	874
	The Interpublic Group of Companies, Inc.	-	〃	-	US$	868	N/A	US$	868
	Harcourt General, Inc.	-	〃	-	US$	866	N/A	US$	866
	Kenvue Inc.	-	〃	-	US$	847	N/A	US$	847
	Hormel Foods Corporation	-	〃	-	US$	841	N/A	US$	841
	County of Palm Beach, Florida	-	〃	-	US$	810	N/A	US$	810
	TransCanada PipeLines Limited	-	〃	-	US$	806	N/A	US$	806
	Niagara Mohawk Power Corporation	-	〃	-	US$	754	N/A	US$	754
	Veralto Corporation	-	〃	-	US$	746	N/A	US$	746
	CubeSmart, L.P.	-	〃	-	US$	742	N/A	US$	742
	Manufacturers and Traders Trust Company	-	〃	-	US$	735	N/A	US$	735
	BP Capital Markets America, Inc.	-	〃	-	US$	733	N/A	US$	733

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2023						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Sysco Corporation	-	Financial assets at fair value through other comprehensive income	-	US$	733	N/A	US$	733
	The Brooklyn Union Gas Company	-	〃	-	US$	731	N/A	US$	731
	Southern Power Company	-	〃	-	US$	730	N/A	US$	730
	Voya Financial, Inc.	-	〃	-	US$	727	N/A	US$	727
	Mars, Incorporated	-	〃	-	US$	724	N/A	US$	724
	Consolidated Edison Company of New York, Inc.	-	〃	-	US$	721	N/A	US$	721
	TELUS Corporation	-	〃	-	US$	720	N/A	US$	720
	PACCAR Financial Corp.	-	〃	-	US$	718	N/A	US$	718
	Oklahoma Gas and Electric Company	-	〃	-	US$	715	N/A	US$	715
	Waste Management, Inc.	-	〃	-	US$	713	N/A	US$	713
	Visa Inc.	-	〃	-	US$	711	N/A	US$	711
	Sky Limited	-	〃	-	US$	686	N/A	US$	686
	Hyundai Capital Services, Inc.	-	〃	-	US$	671	N/A	US$	671
	QNB Finance Ltd.	-	〃	-	US$	663	N/A	US$	663
	The Allstate Corporation	-	〃	-	US$	655	N/A	US$	655
	Sodexo, Inc.	-	〃	-	US$	651	N/A	US$	651
	Bell Canada, Inc.	-	〃	-	US$	634	N/A	US$	634
	Automatic Data Processing, Inc.	-	〃	-	US$	619	N/A	US$	619
	MetLife, Inc.	-	〃	-	US$	593	N/A	US$	593
	L3Harris Technologies, Inc.	-	〃	-	US$	590	N/A	US$	590
	Burlington Resources Inc.	-	〃	-	US$	588	N/A	US$	588
	Florida Hurricane Catastrophe Fund Finance Corporation	-	〃	-	US$	580	N/A	US$	580
	Infor, Inc.	-	〃	-	US$	573	N/A	US$	573
	Starbucks Corporation	-	〃	-	US$	572	N/A	US$	572
	American Water Capital Corp.	-	〃	-	US$	555	N/A	US$	555
	Columbia Pipelines Holding Company, LLC	-	〃	-	US$	547	N/A	US$	547
	Shell International Finance B.V.	-	〃	-	US$	529	N/A	US$	529
	Columbia Pipelines Operating Co. LLC	-	〃	-	US$	512	N/A	US$	512
	Intesa Sanpaolo S.p.A.	-	〃	-	US$	505	N/A	US$	505
	ConocoPhillips Company	-	〃	-	US$	502	N/A	US$	502
	State of Hawaii	-	〃	-	US$	502	N/A	US$	502
	Arizona Public Service Company	-	〃	-	US$	498	N/A	US$	498
	Mississippi Power Company	-	〃	-	US$	487	N/A	US$	487
	MassMutual Global Funding II	-	〃	-	US$	486	N/A	US$	486
	Westpac New Zealand Limited	-	〃	-	US$	481	N/A	US$	481
	Haleon UK Capital plc	-	〃	-	US$	479	N/A	US$	479
	Trane Technologies Luxembourg Finance S.A.	-	〃	-	US$	474	N/A	US$	474
	Deutsche Telekom International Finance B.V.	-	〃	-	US$	472	N/A	US$	472
	Genuine Parts Company	-	〃	-	US$	471	N/A	US$	471
	Altria Group, Inc.	-	〃	-	US$	467	N/A	US$	467
	McCormick & Company, Incorporated	-	〃	-	US$	461	N/A	US$	461
	Tyson Foods, Inc.	-	〃	-	US$	442	N/A	US$	442
	DENSO Corporation	-	〃	-	US$	440	N/A	US$	440
	Gilead Sciences, Inc.	-	〃	-	US$	438	N/A	US$	438
	Brazos Higher Education Authority Inc	-	〃	-	US$	434	N/A	US$	434
	Pernod Ricard International Finance LLC	-	〃	-	US$	415	N/A	US$	415
	Aker BP ASA	-	〃	-	US$	414	N/A	US$	414
	Target Corporation	-	〃	-	US$	404	N/A	US$	404
	National Australia Bank Limited	-	〃	-	US$	403	N/A	US$	403

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2023						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	The Home Depot, Inc.	-	Financial assets at fair value through other comprehensive income	-	US$	402	N/A	US$	402
	Entergy Corporation	-	〃	-	US$	385	N/A	US$	385
	University of Massachusetts Building Authority	-	〃	-	US$	384	N/A	US$	384
	Banco del Estado de Chile	-	〃	-	US$	383	N/A	US$	383
	Aflac Incorporated	-	〃	-	US$	380	N/A	US$	380
	GlaxoSmithKline Capital Inc.	-	〃	-	US$	378	N/A	US$	378
	Oregon Health & Science University	-	〃	-	US$	370	N/A	US$	370
	Sierra Pacific Power Company	-	〃	-	US$	370	N/A	US$	370
	PepsiCo, Inc.	-	〃	-	US$	358	N/A	US$	358
	Cargill, Incorporated	-	〃	-	US$	351	N/A	US$	351
	The Norinchukin Bank	-	〃	-	US$	350	N/A	US$	350
	RTX Corporation	-	〃	-	US$	320	N/A	US$	320
	The Walt Disney Company	-	〃	-	US$	308	N/A	US$	308
	Mid-America Apartments, L.P.	-	〃	-	US$	299	N/A	US$	299
	Electricité de France S.A.	-	〃	-	US$	293	N/A	US$	293
	Consumers Energy Company	-	〃	-	US$	292	N/A	US$	292
	Salesforce, Inc.	-	〃	-	US$	288	N/A	US$	288
	Aptiv PLC	-	〃	-	US$	285	N/A	US$	285
	National Grid plc	-	〃	-	US$	276	N/A	US$	276
	Nordson Corporation	-	〃	-	US$	272	N/A	US$	272
	Barclays Bank PLC	-	〃	-	US$	271	N/A	US$	271
	QatarEnergy	-	〃	-	US$	267	N/A	US$	267
	NetApp, Inc.	-	〃	-	US$	257	N/A	US$	257
	Pennsylvania Electric Company	-	〃	-	US$	230	N/A	US$	230
	KBC Group NV	-	〃	-	US$	229	N/A	US$	229
	Children's Hospital Of Orange County	-	〃	-	US$	221	N/A	US$	221
	Riverside County Infrastructure Financing Authority	-	〃	-	US$	204	N/A	US$	204
	Marathon Petroleum Corporation	-	〃	-	US$	196	N/A	US$	196
	Hoover Alabama Board Of Education	-	〃	-	US$	103	N/A	US$	103
	Republic Services, Inc.	-	〃	-	US$	99	N/A	US$	99
	Beth Israel Deaconess Medical Center, Inc.	-	〃	-	US$	84	N/A	US$	84
	County of Pima, Arizona	-	〃	-	US$	78	N/A	US$	78
	Metropolitan Edison Company	-	〃	-	US$	78	N/A	US$	78
	State of Wisconsin	-	〃	-	US$	63	N/A	US$	63
	Aon Corporation	-	〃	-	US$	50	N/A	US$	50
	County of Nueces, Texas	-	〃	-	US$	25	N/A	US$	25
	Bank of America Corporation	-	Financial assets at amortized cost	-	US$	758,760	N/A	US$	746,945
	The Goldman Sachs Group, Inc.	-	〃	-	US$	614,148	N/A	US$	594,996
	Morgan Stanley	-	〃	-	US$	458,073	N/A	US$	451,022
	Wells Fargo & Company	-	〃	-	US$	457,149	N/A	US$	448,959
	JPMorgan Chase & Co.	-	〃	-	US$	374,897	N/A	US$	371,486
	Citigroup Global Markets Inc.	-	〃	-	US$	349,886	N/A	US$	348,143
	Citigroup Inc.	-	〃	-	US$	209,009	N/A	US$	208,348
	Citigroup Global Markets Holdings Inc.	-	〃	-	US$	149,951	N/A	US$	148,254
	Goldman Sachs Finance Corp International Ltd	-	〃	-	US$	149,857	N/A	US$	148,409
	Jpmorgan LLC	-	〃	-	US$	49,984	N/A	US$	49,674
	Nationwide Building Society	-	〃	-	US$	10,266	N/A	US$	9,972
	ING Groep N.V.	-	〃	-	US$	9,730	N/A	US$	9,665
	Daimler Trucks Finance North America LLC	-	〃	-	US$	9,630	N/A	US$	9,479

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2023						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Great-West Lifeco U.S. Finance 2020, Lp	-	Financial assets at amortized cost	-	US$	9,469	N/A	US$	9,140
	Mizuho Financial Group, Inc.	-	〃	-	US$	9,399	N/A	US$	9,320
	BNP Paribas SA	-	〃	-	US$	9,246	N/A	US$	9,131
	Fédération des caisses Desjardins du Québec	-	〃	-	US$	9,180	N/A	US$	8,904
	GA Global Funding Trust	-	〃	-	US$	9,174	N/A	US$	9,122
	Nomura Holdings, Inc.	-	〃	-	US$	9,166	N/A	US$	8,904
	UBS Group AG	-	〃	-	US$	9,155	N/A	US$	8,919
	Deutsche Bank AG - New York Branch	-	〃	-	US$	9,151	N/A	US$	9,042
	Athene Global Funding	-	〃	-	US$	9,087	N/A	US$	8,906
	NongHyup Bank	-	〃	-	US$	8,764	N/A	US$	8,595
	Svenska Handelsbanken AB (publ)	-	〃	-	US$	8,707	N/A	US$	8,657
	Canadian Imperial Bank of Commerce	-	〃	-	US$	8,610	N/A	US$	8,394
	Banque Fédérative du Crédit Mutuel Société anonyme	-	〃	-	US$	8,426	N/A	US$	8,256
	Banco Santander, S.A.	-	〃	-	US$	8,302	N/A	US$	8,113
	Ventas Realty, Limited Partnership	-	〃	-	US$	8,253	N/A	US$	8,075
	Enel Finance International N.V.	-	〃	-	US$	8,241	N/A	US$	8,058
	Volkswagen Group of America Finance, LLC	-	〃	-	US$	8,040	N/A	US$	7,929
	Protective Life Global Funding	-	〃	-	US$	7,960	N/A	US$	7,753
	CRH America, Inc.	-	〃	-	US$	7,942	N/A	US$	7,744
	Mercedes-Benz Finance North America LLC	-	〃	-	US$	7,872	N/A	US$	7,828
	BPCE SA	-	〃	-	US$	7,832	N/A	US$	7,631
	Sydney Airport Finance Company Pty Ltd	-	〃	-	US$	7,702	N/A	US$	7,538
	Sumitomo Mitsui Financial Group, Inc.	-	〃	-	US$	7,474	N/A	US$	7,338
	AIG Global Funding	-	〃	-	US$	7,407	N/A	US$	7,235
	Banco Bilbao Vizcaya Argentaria, S.A.	-	〃	-	US$	6,976	N/A	US$	6,830
	Southern California Edison Company	-	〃	-	US$	5,899	N/A	US$	5,836
	F&G Global Funding	-	〃	-	US$	5,509	N/A	US$	5,358
	NatWest Markets Plc	-	〃	-	US$	5,498	N/A	US$	5,390
	Bayer US Finance II LLC	-	〃	-	US$	4,993	N/A	US$	4,978
	Hyundai Capital Services, Inc.	-	〃	-	US$	4,976	N/A	US$	4,863
	Ecolab Inc.	-	〃	-	US$	4,971	N/A	US$	4,949
	Jackson Financial Inc.	-	〃	-	US$	4,784	N/A	US$	4,772
	Bristol-Myers Squibb Company	-	〃	-	US$	4,777	N/A	US$	4,766
	Kinder Morgan, Inc.	-	〃	-	US$	4,636	N/A	US$	4,637
	Five Corners Funding Trust	-	〃	-	US$	4,395	N/A	US$	4,381
	QNB Finance Ltd.	-	〃	-	US$	4,390	N/A	US$	4,357
	Danone S.A.	-	〃	-	US$	4,191	N/A	US$	4,186
	Sumitomo Mitsui Trust Bank, Limited	-	〃	-	US$	4,158	N/A	US$	4,046
	Lloyds Banking Group plc	-	〃	-	US$	3,976	N/A	US$	3,883
	Mitsubishi UFJ Financial Group, Inc.	-	〃	-	US$	3,721	N/A	US$	3,650
	Enbridge Inc.	-	〃	-	US$	3,495	N/A	US$	3,497
	Jackson National Life Global Funding	-	〃	-	US$	3,340	N/A	US$	3,212
	ANZ New Zealand (Int'l) Limited	-	〃	-	US$	3,236	N/A	US$	3,156
	Scottish Power Limited	-	〃	-	US$	3,189	N/A	US$	3,174
	Spectra Energy Partners, LP	-	〃	-	US$	2,846	N/A	US$	2,772
	Ryder System, Inc.	-	〃	-	US$	2,555	N/A	US$	2,549
	National Bank of Canada	-	〃	-	US$	2,069	N/A	US$	2,056
	Georgia-Pacific LLC	-	〃	-	US$	1,245	N/A	US$	1,222
	Reliance Standard Life Global Funding II	-	〃	-	US$	1,077	N/A	US$	1,055
	Baxter International Inc.	-	〃	-	US$	800	N/A	US$	798

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2023						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Barclays Bank PLC	-	Financial assets at amortized cost	-	US$	742	N/A	US$	739
	AIA Group Limited	-	〃	-	US$	581	N/A	US$	579
	Abbott Laboratories	-	〃	-	US$	362	N/A	US$	360

	Agency mortgage-backed securities
	FEDERAL NATIONAL MORTGAGE ASSOCIATION	-	Financial assets at fair value through other comprehensive income	-	US$	583,615	N/A	US$	583,615
	Federal Home Loan Mortgage Corporation	-	〃	-	US$	334,400	N/A	US$	334,400
	Government National Mortgage Association	-	〃	-	US$	207,650	N/A	US$	207,650

	Government bond/Agency bonds
	United States Department of The Treasury	-	Financial assets at fair value through other comprehensive income	-	US$	734,376	N/A	US$	734,376
	Federal Home Loan Mortgage Corporation	-	〃	-	US$	9,962	N/A	US$	9,962
	FEDERAL NATIONAL MORTGAGE ASSOCIATION	-	〃	-	US$	1,049	N/A	US$	1,049
	Federal Home Loan Banks	-	Financial assets at amortized cost	-	US$	225,000	N/A	US$	222,749
	Federal Home Loan Mortgage Corporation	-	〃	-	US$	160,000	N/A	US$	159,118
	United States Department of The Treasury	-	〃	-	US$	88,885	N/A	US$	86,341

	Asset-backed securities
	JPMBB Commercial Mortgage Securities Trust 2014-C24	-	Financial assets at fair value through other comprehensive income	-	US$	9,711	N/A	US$	9,711
	Wells Fargo Commercial Mortgage Trust 2016-Bnk1	-	〃	-	US$	9,623	N/A	US$	9,623
	Toyota Auto Receivables 2022-B Owner Trust	-	〃	-	US$	9,592	N/A	US$	9,592
	Hyundai Auto Receivables Trust 2021-C	-	〃	-	US$	9,105	N/A	US$	9,105
	Gm Financial Consumer Automobile Receivables Trust 2023-3	-	〃	-	US$	8,870	N/A	US$	8,870
	Ford Credit Auto Owner Trust 2021-Rev2	-	〃	-	US$	7,402	N/A	US$	7,402
	Toyota Auto Loan Extended Note Trust 2023-1	-	〃	-	US$	7,090	N/A	US$	7,090
	Citigroup Commercial Mortgage Trust 2015-GC33	-	〃	-	US$	6,973	N/A	US$	6,973
	Ford Credit Auto Owner Trust 2020-REV2	-	〃	-	US$	6,689	N/A	US$	6,689
	Hyundai Auto Receivables Trust 2023-B	-	〃	-	US$	6,179	N/A	US$	6,179
	Morgan Stanley Capital I Trust 2021-L6	-	〃	-	US$	6,165	N/A	US$	6,165
	Morgan Stanley Bank America Merrill Lynch Trust 2016-C30	-	〃	-	US$	5,983	N/A	US$	5,983
	Honda Auto Receivables 2023-2 Owner Trust	-	〃	-	US$	5,919	N/A	US$	5,919
	BBCMS Mortgage Trust 2020-C8	-	〃	-	US$	5,859	N/A	US$	5,859
	Hudson Yards 2016-10HY Mortgage Trust	-	〃	-	US$	5,633	N/A	US$	5,633
	Benchmark 2019-B11 Mortgage Trust	-	〃	-	US$	5,559	N/A	US$	5,559
	Bank 2020-BNK26	-	〃	-	US$	5,508	N/A	US$	5,508
	Citigroup Commercial Mortgage Trust 2021-PRM2	-	〃	-	US$	5,474	N/A	US$	5,474
	Bank 2021-bnk33	-	〃	-	US$	5,150	N/A	US$	5,150
	Benchmark 2019-B12 Mortgage Trust	-	〃	-	US$	5,115	N/A	US$	5,115
	BBCMS 2018-Tall Mortgage Trust	-	〃	-	US$	5,087	N/A	US$	5,087
	Bank 2023-BNK46	-	〃	-	US$	5,044	N/A	US$	5,044
	Benchmark 2023-B39 Mortgage Trust	-	〃	-	US$	5,025	N/A	US$	5,025
	MSWF Commercial Mortgage Trust 2023-1	-	〃	-	US$	4,966	N/A	US$	4,966
	Wells Fargo Commercial Mortgage Trust 2016-C35	-	〃	-	US$	4,890	N/A	US$	4,890
	Bank 2017-Bnk6	-	〃	-	US$	4,807	N/A	US$	4,807
	CSAIL 2018-CX11	-	〃	-	US$	4,642	N/A	US$	4,642
	Wells Fargo Commercial Mortgage Trust 2021-C59	-	〃	-	US$	4,525	N/A	US$	4,525
	Morgan Stanley Capital I Trust 2016 - BNK2 Fund	-	〃	-	US$	4,505	N/A	US$	4,505
	GM Financial Revolving Receivables Trust 2021-1	-	〃	-	US$	4,387	N/A	US$	4,387

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2023						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	MRCD 2019-Prkc Mortgage Trust	-	Financial assets at fair value through other comprehensive income	-	US$	4,240	N/A	US$	4,240
	Citigroup Commercial Mortgage Trust 2014-GC21	-	〃	-	US$	4,197	N/A	US$	4,197
	Msbam 2016-C29	-	〃	-	US$	4,020	N/A	US$	4,020
	Bank 2017-BNK9	-	〃	-	US$	4,007	N/A	US$	4,007
	Benchmark 2023-V3 Mortgage Trust	-	〃	-	US$	3,953	N/A	US$	3,953
	Bank 2017 - BNK7	-	〃	-	US$	3,911	N/A	US$	3,911
	Five 2023-V1 Mortgage Trust	-	〃	-	US$	3,855	N/A	US$	3,855
	Honda Auto Receivables 2021 - 4 Owner Trust	-	〃	-	US$	3,754	N/A	US$	3,754
	JPMCC 2017-JP7	-	〃	-	US$	3,744	N/A	US$	3,744
	Bmw Vehicle Owner Trust 2023-A	-	〃	-	US$	3,584	N/A	US$	3,584
	BANK 2017-BNK5	-	〃	-	US$	3,381	N/A	US$	3,381
	Citigroup Commercial Mortgage Trust 2019-Gc43	-	〃	-	US$	3,046	N/A	US$	3,046
	Bank 2019-Bnk22	-	〃	-	US$	2,967	N/A	US$	2,967
	Commerce 2015-CCRE24 Mortgage Trust	-	〃	-	US$	2,941	N/A	US$	2,941
	Msbam 2016-C31	-	〃	-	US$	2,934	N/A	US$	2,934
	WFRBS Commercial Mortgage Trust 2014-C25	-	〃	-	US$	2,896	N/A	US$	2,896
	Sreit Commercial Mortgage Trust 2021-Mfp	-	〃	-	US$	2,845	N/A	US$	2,845
	Bmo 2023-C5 Mortgage Trust	-	〃	-	US$	2,695	N/A	US$	2,695
	Benchmark 2019-B15 Mortgage Trust	-	〃	-	US$	2,505	N/A	US$	2,505
	JPMDB 2017-C7	-	〃	-	US$	2,480	N/A	US$	2,480
	Toyota Auto Receivables 2023-C Owner Trust	-	〃	-	US$	2,474	N/A	US$	2,474
	DCENT_23-2	-	〃	-	US$	2,463	N/A	US$	2,463
	GS Mortgage Securities Trust 2015-GC32	-	〃	-	US$	2,437	N/A	US$	2,437
	Benchmark 2018-B3 Commercial Mortgage Trust	-	〃	-	US$	2,375	N/A	US$	2,375
	Ford Credit Auto Owner Trust 2020-Rev1	-	〃	-	US$	2,368	N/A	US$	2,368
	Citigroup Commercial Mortgage Trust 2016-C1	-	〃	-	US$	2,248	N/A	US$	2,248
	Citigroup Commercial Mortgage Trust 2015-P1	-	〃	-	US$	2,142	N/A	US$	2,142
	Mhc Commercial Mortgage Trust 2021-Mhc	-	〃	-	US$	2,083	N/A	US$	2,083
	Citigroup Commercial Mortgage Trust 2015-GC27	-	〃	-	US$	2,077	N/A	US$	2,077
	Wells Fargo Commercial Mortgage Trust 2020-C55	-	〃	-	US$	1,972	N/A	US$	1,972
	Ford Credit Auto Owner Trust 2023-A	-	〃	-	US$	1,959	N/A	US$	1,959
	Bank 2019-Bnk17	-	〃	-	US$	1,928	N/A	US$	1,928
	Benchmark 2018-B4 Mortgage Trust	-	〃	-	US$	1,879	N/A	US$	1,879
	Morgan Stanley Capital I Trust	-	〃	-	US$	1,809	N/A	US$	1,809
	Dolp Trust 2021-NYC	-	〃	-	US$	1,673	N/A	US$	1,673
	UBS Commercial Mortgage Trust 2018-C11	-	〃	-	US$	1,605	N/A	US$	1,605
	CGCMT 2017-P8 Mortgage Trust	-	〃	-	US$	1,588	N/A	US$	1,588
	Wells Fargo Commercial Mortgage Trust 2015-C30	-	〃	-	US$	1,548	N/A	US$	1,548
	Hyundai Auto Receivables Trust 2022-A	-	〃	-	US$	1,495	N/A	US$	1,495
	Honda Auto Receivables 2023-1 Owner Trust	-	〃	-	US$	1,491	N/A	US$	1,491
	JPMBB Commercial Mortgage Securities Trust 2015-C27	-	〃	-	US$	1,485	N/A	US$	1,485
	COMM 2020-CBM Mortgage Trust	-	〃	-	US$	1,452	N/A	US$	1,452
	Wells Fargo Commercial Mortgage Trust 2018-C44	-	〃	-	US$	1,338	N/A	US$	1,338
	Morgan Stanley Capital I Trust 2021-L5	-	〃	-	US$	1,270	N/A	US$	1,270
	Wells Fargo Commercial Mortgage Trust 2015-C29	-	〃	-	US$	1,223	N/A	US$	1,223
	Ford Credit Auto Owner Trust 2022-C	-	〃	-	US$	1,219	N/A	US$	1,219
	GM Financial Consumer Automobile Receivables Trust 2023-1	-	〃	-	US$	1,194	N/A	US$	1,194
	FORD CREDIT AUTO OWNER TRUST	-	〃	-	US$	1,083	N/A	US$	1,083
	Toyota Auto Receivables 2021-D Owner Trust	-	〃	-	US$	997	N/A	US$	997

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2023						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	American Express Credit Account Master Trust	-	Financial assets at fair value through other comprehensive income	-	US$	995	N/A	US$	995
	Ford Credit Auto Owner Trust 2022-B	-	〃	-	US$	994	N/A	US$	994
	JPMBB Commercial Mortgage Securities Trust 2015-C28	-	〃	-	US$	988	N/A	US$	988
	Morgan Stanley Capital I Trust 2015 - UBS8	-	〃	-	US$	939	N/A	US$	939
	Wells Fargo Commercial Mortgage Trust 2016-LC24	-	〃	-	US$	911	N/A	US$	911
	Commerce 2013-CCRE12 Mortgage Trust	-	〃	-	US$	880	N/A	US$	880
	Ford Credit Auto Owner Trust 2022-A	-	〃	-	US$	870	N/A	US$	870
	Bank 2023-Bnk45	-	〃	-	US$	830	N/A	US$	830
	Nissan Auto Receivables 2023-A Owner Trust	-	〃	-	US$	818	N/A	US$	818
	Benchmark 2021-B24 Mortgage Trust	-	〃	-	US$	778	N/A	US$	778
	COMM Mortgage Trust Series 2015-LC19	-	〃	-	US$	767	N/A	US$	767
	Honda Auto Receivables 2022-2 Owner Trust	-	〃	-	US$	721	N/A	US$	721
	Citigroup Commercial Mortgage Trust 2015-GC35	-	〃	-	US$	670	N/A	US$	670
	Wells Fargo Commercial Mortgage Trust 2017-C40	-	〃	-	US$	637	N/A	US$	637
	Honda Auto Receivables 2021-2 Owner Trust	-	〃	-	US$	592	N/A	US$	592
	JPMCC Commercial Mortgage Securities Trust 2016 - JP3	-	〃	-	US$	592	N/A	US$	592
	JPMBB Commercial Mortgage Securities Trust 2016-C1	-	〃	-	US$	563	N/A	US$	563
	Wells Fargo Commercial Mortgage Trust 2015-C28	-	〃	-	US$	521	N/A	US$	521
	Citigroup Commercial Mortgage Trust 2018-C5	-	〃	-	US$	436	N/A	US$	436
	Toyota Auto Receivables 2021-C Owner Trust	-	〃	-	US$	379	N/A	US$	379
	Benchmark 2019-B14 Mortgage Trust	-	〃	-	US$	325	N/A	US$	325
	WFRBS Commercial Mortgage Trust 2013-UBS1	-	〃	-	US$	315	N/A	US$	315
	UBS Commercial Mortgage Trust 2018-C10	-	〃	-	US$	297	N/A	US$	297
	Wells Fargo Commercial Mortgage Trust 2015-NXS3	-	〃	-	US$	282	N/A	US$	282
	Bank 2019-BNK23	-	〃	-	US$	250	N/A	US$	250
	Morgan Stanley Capital I Trust 2019-H6	-	〃	-	US$	232	N/A	US$	232
	GS Mortgage Securities Trust 2014-GC24	-	〃	-	US$	227	N/A	US$	227
	JPMCC 2015 - JP1	-	〃	-	US$	197	N/A	US$	197
	GS Mortgage Securities Trust 2014-GC22	-	〃	-	US$	191	N/A	US$	191
	COMM 2015-CCRE22 Mortgage Trust	-	〃	-	US$	188	N/A	US$	188
	Morgan Stanley Capital I Trust 2019-H7	-	〃	-	US$	179	N/A	US$	179
	JPMDB Commercial Mortgage Securities Trust 2019-COR6	-	〃	-	US$	145	N/A	US$	145
	Citigroup Commercial Mortgage Trust 2014-GC23	-	〃	-	US$	134	N/A	US$	134
	Commerce 2014-Ccre17 Mortgage Trust	-	〃	-	US$	129	N/A	US$	129
	CF 2019-CF1 Mortgage Trust	-	〃	-	US$	124	N/A	US$	124
	Wells Fargo Commercial Mortgage Trust 2015-LC20	-	〃	-	US$	122	N/A	US$	122
	Morgan Stanley Capital I Trust 2018-H3	-	〃	-	US$	103	N/A	US$	103
	GS Mortgage Securities Trust 2014-GC26	-	〃	-	US$	88	N/A	US$	88
	BBCMS Mortgage Trust 2020-C7	-	〃	-	US$	47	N/A	US$	47
	Citigroup Commercial Mortgage Trust 2014-GC19	-	〃	-	US$	13	N/A	US$	13

	Non-publicly traded equity investments
	Primavera Capital Fund II L.P.	-	Financial assets at fair value through other comprehensive income	-	US$	90,518	4	US$	90,518

VTAF II	Non-publicly traded equity investments
	Aether Systems, Inc.	-	Financial assets at fair value through other comprehensive income	1,085	-		20	-
	5V Technologies, Inc.	-	〃	1	-		-	-

	Publicly traded stocks
	Sentelic Corporation	-	Financial assets at fair value through other comprehensive income	971	US$	2,200	3	US$	2,200

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	September 30, 2023						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

VTAF III	Non-publicly traded equity investments
	LiquidLeds Lighting Corp.	-	Financial assets at fair value through other comprehensive income	1,952	US$	800	14	US$	800
	Neoconix, Inc.	-	〃	4,147	US$	174	-	US$	174

Emerging Fund	Convertible bonds
	Movandi Corporation	-	Financial assets at fair value through Profit or Loss	-	US$	4,118	N/A	US$	4,118
	Encharge AI, Inc.	-	〃	-	US$	3,039	N/A	US$	3,039

	Non-publicly traded equity investments
	Astera Labs, Inc.	-	Financial assets at fair value through other comprehensive income	1,487	US$	9,680	-	US$	9,680
	Ayar Labs, Inc.	-	〃	345	US$	5,000	1	US$	5,000
	Empower Semiconductor, Inc.	-	〃	868	US$	5,000	3	US$	5,000
	Ethernovia Inc.	-	〃	1,021	US$	5,000	3	US$	5,000
	Lyte AI, Inc.	-	〃	1,128	US$	5,000	4	US$	5,000
	EdgeQ, Inc.	-	〃	1,176	US$	4,771	2	US$	4,771
	SiMa Technologies, Inc.	-	〃	564	US$	4,000	1	US$	4,000
	NeuReality Ltd.	-	〃	122	US$	3,194	2	US$	3,194
	Kinara, Inc.	-	〃	2,015	US$	3,000	2	US$	3,000
	xMEMS Labs, Inc.	-	〃	3,000	US$	3,000	3	US$	3,000
	RiVos, Inc.	-	〃	1,430	US$	2,833	1	US$	2,833

	Publicly traded stocks
	Credo Technology Group Holding Ltd	-	Financial assets at fair value through other comprehensive income	135	US$	2,055	-	US$	2,055

Growth Fund	Non-publicly traded equity investments
	Astera Labs, Inc.	-	Financial assets at fair value through other comprehensive income	637	US$	4,146	-	US$	4,146
	CNEX Labs, Inc.	-	〃	33	US$	133	-	US$	133

	Publicly traded stocks
	Marvell Technology Group Ltd.	-	Financial assets at fair value through other comprehensive income	30	US$	1,603	-	US$	1,603

(Concluded)

TABLE 4

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counterparty	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note 1)
					Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Carrying Value (Foreign Currencies in Thousands)		Gain/Loss on Disposal (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)

TSMC	Non-publicly traded equity investments
	TSMC Arizona	Investments accounted for using equity method	-	-	1,270	$25,639,079		3,130	$96,782,910		-		$-		$-		$-	4,400	$119,394,567
	JASM	〃	-	-	1,020	23,330,125		1,249	28,062,957		-	-		-		-		2,269	47,543,240
	Emerging Fund	〃	-	-	-	1,760,885		-	641,536		-	-		198,287		-		-	2,130,468

	Commercial paper
	Nan Ya Plastics Corporation	Financial assets at amortized cost	-	-	450	4,476,301		1,250	12,444,432		850	8,500,000		8,500,000		-		850	8,479,423
	Cathay Financial Holding Co., Ltd.	〃	-	-	-	-		990	9,855,438		370	3,700,000		3,700,000		-		620	6,184,269
	Formosa Chemicals & Fibre Corporation	〃	-	-	250	2,485,666		500	4,975,243		250	2,500,000		2,500,000		-		500	4,987,514
	Taiwan Power Company	〃	-	-	2,950	29,335,729		550	5,473,392		3,300	33,000,000		33,000,000		-		200	1,996,620
	CPC Corporation, Taiwan	〃	-	-	750	7,458,936		50	497,451		750	7,500,000		7,500,000		-		50	499,647
	Formosa Plastics Corporation	〃	-	-	200	1,990,459		-	-		200	2,000,000		2,000,000		-		-	-
	Formosa Petrochemical Corporation	〃	-	-	300	2,985,385		-	-		300	3,000,000		3,000,000		-		-	-

TSMC Partners	Fund
	Matter Venture Partners Fund I, L.P. (Note 2)	Financial assets at fair value through Profit or Loss	-	-	-	US$	-	-	US$	3,500	-	US$	-	US$	-	US$	-	-	US$	3,458

	Publicly traded stocks
	ARM Holdings plc	Financial assets at fair value through other comprehensive income	-	-	-	US$	-	1,961	US$	100,000	-	US$	-	US$	-	US$	-	1,961	US$	104,941

TSMC Global	Corporate bond
	Bank of America Corporation	Financial assets at fair value through other comprehensive income	-	-	-	US$	76,626	-	US$	32,499	-	US$	22,362	US$	22,449	US$	(87)	-	US$	87,259
	Morgan Stanley	〃	-	-	-	US$	83,242	-	US$	19,579	-	US$	23,350	US$	23,429	US$	(79)	-	US$	79,716
	The Goldman Sachs Group, Inc.	〃	-	-	-	US$	51,439	-	US$	18,957	-	US$	13,225	US$	13,300	US$	(75)	-	US$	57,185
	JPMorgan Chase & Co.	〃	-	-	-	US$	50,629	-	US$	19,051	-	US$	13,490	US$	13,604	US$	(114)	-	US$	56,152
	Wells Fargo & Company	〃	-	-	-	US$	59,735	-	US$	10,955	-	US$	14,783	US$	14,824	US$	(41)	-	US$	55,625
	Citigroup Inc.	〃	-	-	-	US$	61,493	-	US$	18,408	-	US$	31,203	US$	31,317	US$	(114)	-	US$	49,067
	Sumitomo Mitsui Financial Group, Inc.	〃	-	-	-	US$	27,658	-	US$	22,091	-	US$	5,340	US$	5,480	US$	(140)	-	US$	44,494
	Mitsubishi UFJ Financial Group, Inc.	〃	-	-	-	US$	32,949	-	US$	14,983	-	US$	10,179	US$	10,225	US$	(46)	-	US$	38,159
	Barclays PLC	〃	-	-	-	US$	11,263	-	US$	26,220	-	US$	974	US$	1,000	US$	(26)	-	US$	36,403
	HSBC Holdings plc	〃	-	-	-	US$	32,402	-	US$	7,361	-	US$	10,424	US$	10,271	US$	153	-	US$	29,551
	CVS Health Corporation	〃	-	-	-	US$	4,750	-	US$	26,311	-	US$	6,822	US$	6,886	US$	(64)	-	US$	23,574
	Lloyds Banking Group plc	〃	-	-	-	US$	10,533	-	US$	12,835	-	US$	-	US$	-	US$	-	-	US$	23,376

(Continued)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counterparty	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note 1)
					Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)		Carrying Value (Foreign Currencies in Thousands)		Gain/Loss on Disposal (Foreign Currencies in Thousands)		Shares/Units (In Thousands)	Amount (Foreign Currencies in Thousands)

TSMC Global	Oracle Corporation	Financial assets at fair value through other comprehensive income	-	-	-	US$	21,865	-	US$	15,752	-	US$	14,576	US$	14,653	US$	(77)	-	US$	22,718
	BPCE SA	〃	-	-	-	US$	14,691	-	US$	11,433	-	US$	5,840	US$	5,850	US$	(10)	-	US$	20,201
	Credit Agricole SA London Branch	〃	-	-	-	US$	11,611	-	US$	10,744	-	US$	2,624	US$	2,627	US$	(3)	-	US$	19,755
	Metropolitan Life Global Funding I	〃	-	-	-	US$	24,408	-	US$	4,577	-	US$	9,953	US$	9,974	US$	(21)	-	US$	19,027
	AIG Global Funding	〃	-	-	-	US$	8,209	-	US$	12,370	-	US$	2,660	US$	2,699	US$	(39)	-	US$	17,928
	Danske Bank A/S	〃	-	-	-	US$	6,149	-	US$	17,235	-	US$	7,452	US$	7,260	US$	192	-	US$	16,412
	Amgen Inc.	〃	-	-	-	US$	310	-	US$	18,377	-	US$	5,611	US$	5,568	US$	43	-	US$	12,938
	AerCap Ireland Capital Designated Activity Company	〃	-	-	-	US$	-	-	US$	12,899	-	US$	-	US$	-	US$	-	-	US$	12,746
	Pfizer Investment Enterprises Pte. Ltd.	〃	-	-	-	US$	-	-	US$	12,584	-	US$	-	US$	-	US$	-	-	US$	12,147
	ABN AMRO Bank N.V.	〃	-	-	-	US$	-	-	US$	9,900	-	US$	-	US$	-	US$	-	-	US$	9,858
	ONEOK, Inc.	〃	-	-	-	US$	-	-	US$	9,843	-	US$	-	US$	-	US$	-	-	US$	9,720
	Credit Suisse AG, New York Branch	〃	-	-	-	US$	12,688	-	US$	-	-	US$	12,569	US$	14,369	US$	(1,800)	-	US$	-
	Bank of America Corporation	Financial assets at amortized cost	-	-	-	US$	324,757	-	US$	631,777	-	US$	202,000	US$	201,456	US$	544	-	US$	758,760
	The Goldman Sachs Group, Inc.	〃	-	-	-	US$	440,655	-	US$	187,813	-	US$	15,000	US$	15,000	US$	-	-	US$	614,148
	Morgan Stanley	〃	-	-	-	US$	60,207	-	US$	396,008	-	US$	-	US$	-	US$	-	-	US$	458,073
	Wells Fargo & Company	〃	-	-	-	US$	274,713	-	US$	338,364	-	US$	159,000	US$	158,626	US$	374	-	US$	457,149
	JPMorgan Chase & Co.	〃	-	-	-	US$	280,213	-	US$	367,749	-	US$	278,000	US$	277,685	US$	315	-	US$	374,897
	Citigroup Inc.	〃	-	-	-	US$	174,540	-	US$	191,148	-	US$	159,000	US$	158,612	US$	388	-	US$	209,009

	Agency mortgage-backed securities
	FEDERAL NATIONAL MORTGAGE ASSOCIATION	Financial assets at fair value through other comprehensive income	-	-	-	US$	463,645	-	US$	201,475	-	US$	53,459	US$	54,256	US$	(797)	-	US$	583,615
	Federal Home Loan Mortgage Corporation	〃	-	-	-	US$	284,933	-	US$	116,248	-	US$	51,171	US$	51,480	US$	(309)	-	US$	334,400
	Government National Mortgage Association	〃	-	-	-	US$	175,067	-	US$	58,957	-	US$	17,529	US$	18,077	US$	(548)	-	US$	207,650

	Government bond/Agency bonds
	United States Department of The Treasury	Financial assets at fair value through other comprehensive income	-	-	-	US$	613,603	-	US$	246,670	-	US$	121,969	US$	125,781	US$	(3,812)	-	US$	734,376
	Federal Home Loan Mortgage Corporation	〃	-	-	-	US$	-	-	US$	9,993	-	US$	-	US$	-	US$	-	-	US$	9,962
	Federal Home Loan Banks	Financial assets at amortized cost	-	-	-	US$	-	-	US$	225,000	-	US$	-	US$	-	US$	-	-	US$	225,000
	Federal Home Loan Mortgage Corporation	〃	-	-	-	US$	-	-	US$	160,000	-	US$	-	US$	-	US$	-	-	US$	160,000
	United States Department of The Treasury	〃	-	-	-	US$	-	-	US$	88,826	-	US$	-	US$	-	US$	-	-	US$	88,885

	Asset-backed securities
	BX Trust 2022-LBA6	Financial assets at fair value through other comprehensive income	-	-	-	US$	9,655	-	US$	-	-	US$	9,794	US$	10,000	US$	(206)	-	US$	-

Note 1:    The ending balance includes the realized gain/loss on equity investment, the amortization of premium/discount on bonds investments and other related adjustment.

Note 2:    TSMC Partners expects to invest US$ 20,000 thousand in Matter Venture Partners Fund I based on the resolution of the board of directors. As of the end of this quarter, US$ 3,500 thousand has been remitted.
(Concluded)

TABLE 5

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate	February 14, 2023 (Note)	US$ 1,881,000 (Note)	Based on the terms in the purchase order	65 counterparties (Note), including:	-	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
ABB Ltd.
Accudevice Co., Ltd.
Air Liquide Far Eastern Ltd.
Allis Electric Co., Ltd.
Am-Power Machine International Enterprise Co., Ltd.
Atlas Copco Taiwan Ltd.
Atlas Technology Corp.
Capital Machinery Limited
Chen Yuan International Co., Ltd.
Chenfull International Co., Ltd.
Cheng Deh Fire Protection Industrial Corp.
Cica-Huntek Chemical Technology Taiwan Co., Ltd.
Confederate Technology Co., Ltd.
Desiccant Technology Corporation
Exyte Taiwan Co., Ltd.
Fortune Electric Co., Ltd.
Hantech Engineering Co., Ltd.
Hsieh Kun Co., Ltd.
Hueng Luei Process Industry Co., Ltd.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				Ingersoll-Rand Southeast Asia (Pte) Ltd. Taiwan Branch (Singapore)
JG Environmental Technology Co., Ltd.
JJmr-Clean-Air Solution Tech.Services Co., Ltd.
Jusun Instruments Co., Ltd.
Kinetics Technology Corporation
L&K Engineering Co., Ltd.
Marketech International Corp.
Mega Union Technology Incorporated
Organo Technology Co., Ltd.
Ovivo Taiwan Co., Ltd.
San Fu Chemical Co., Ltd.
Schneider Electric Taiwan Co., Ltd.
Shihlin Electric & Engineering Corporation
Siemens Limited
Solomon Technology Corporation
Swift Engineering Co., Ltd.
Taiwan Gleno Enterprise Co., Ltd.
Taiwan Puritic Corp.
Techgo Industrial Co., Ltd.
Trusval Technology Co., Ltd.
Uangyih-Tech Industrial Co., Ltd.
Unelectra International Corp.
United Integrated Services Co., Ltd.
Versum Materials Taiwan Co., Ltd.
Weltall Technology Corporation
Wholetech System Hitech Limited
Yangtech Engineering Co., Ltd.
Yankey Engineering Co., Ltd.
Ying Pao Technology Inc.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate	May 9, 2023 (Note)	US$ 366,000 (Note)	Based on the terms in the purchase order	65 counterparties (Note), including:	-	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
ABB Ltd.
Accudevice Co., Ltd.
Air Liquide Far Eastern Ltd.
Allis Electric Co., Ltd.
Am-Power Machine International Enterprise Co., Ltd.
Atlas Copco Taiwan Ltd.
Atlas Technology Corp.
Capital Machinery Limited
Chen Yuan International Co., Ltd.
Chenfull International Co., Ltd.
Cheng Deh Fire Protection Industrial Corp.
Cica-Huntek Chemical Technology Taiwan Co., Ltd.
Confederate Technology Co., Ltd.
Desiccant Technology Corporation
Exyte Taiwan Co., Ltd.
Fortune Electric Co., Ltd.
Hantech Engineering Co., Ltd.
Hsieh Kun Co., Ltd.
Hueng Luei Process Industry Co., Ltd.
Ingersoll-Rand Southeast Asia (Pte) Ltd. Taiwan Branch (Singapore)
JG Environmental Technology Co., Ltd.
JJmr-Clean-Air Solution Tech.Services Co., Ltd.
Jusun Instruments Co., Ltd.
Kinetics Technology Corporation
L&K Engineering Co., Ltd.
Marketech International Corp.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				Mega Union Technology Incorporated
Organo Technology Co., Ltd.
Ovivo Taiwan Co., Ltd.
San Fu Chemical Co., Ltd.
Schneider Electric Taiwan Co., Ltd.
Shihlin Electric & Engineering Corporation
Siemens Limited
Solomon Technology Corporation
Swift Engineering Co., Ltd.
Taiwan Gleno Enterprise Co., Ltd.
Taiwan Puritic Corp.
Techgo Industrial Co., Ltd.
Trusval Technology Co., Ltd.
Uangyih-Tech Industrial Co., Ltd.
Unelectra International Corp.
United Integrated Services Co., Ltd.
Versum Materials Taiwan Co., Ltd.
Weltall Technology Corporation
Wholetech System Hitech Limited
Yangtech Engineering Co., Ltd.
Yankey Engineering Co., Ltd.
Ying Pao Technology Inc.
	Real estate	August 8, 2023 (Note)	US$ 4,363,000 (Note)	Based on the terms in the purchase order	90 counterparties (Note), including:	-	N/A	N/A	N/A	N/A	Price comparison and price negotiation	Manufacturing purpose	None
ABB Ltd.
Accudevice Co., Ltd.
Air Liquide Far Eastern Ltd.
All-Bau AG + Co. Gewerbepark KG
Allis Electric Co., Ltd.
Am-Power Machine International Enterprise Co., Ltd.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				Areal Holding Gesellschaft mbH, Dresden
Atlas Copco Taiwan Ltd.
Atlas Technology Corp.
Capital Machinery Limited
Chang Chun Petrochemical Co., Ltd.
Chen Yuan International Co., Ltd.
Chenfull International Co., Ltd.
Cheng Deh Fire Protection Industrial Corp.
Chien Kuo Construction Co., Ltd.
China Steel Structure Co., Ltd.
Chun Yuan Steel Industry Co., Ltd.
Chung-Lin General Contractors, Ltd.
Cica-Huntek Chemical Technology Taiwan Co., Ltd.
Confederate Technology Co., Ltd.
Da-Cin Construction Co., Ltd.
Desiccant Technology Corporation
Evergreen Steel Corporation
Exyte Taiwan Co., Ltd.
f6 Cigarettenfabrik GmbH & Co. KG
Fortune Electric Co., Ltd.
Fu Tsu Construction Co., Ltd.
Hantech Engineering Co., Ltd.
Hsieh Kun Co., Ltd.
Hueng Luei Process Industry Co., Ltd.
Ingersoll-Rand Southeast Asia (Pte) Ltd. Taiwan Branch (Singapore)
J.C. Yang Architect and Associates

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				JG Environmental Technology Co., Ltd.
JJmr-Clean-Air Solution Tech.Services Co., Ltd.
Jusun Instruments Co., Ltd.
Kedge Construction Co., Ltd.
Kinetics Technology Corporation
L&K Engineering Co., Ltd.
Lead-Fu Industrials Corporation
Lee Ming Construction Co., Ltd.
Li Jin Engineering Co., Ltd
Mandartech Interiors Inc.
Marketech International Corp.
Mega Union Technology Incorporated
Organo Technology Co., Ltd.
Ovivo Taiwan Co., Ltd.
Pan Asia (Engineers & Constructors) Corporation
Ruentex Engineering & Construction Co., Ltd.
San Fu Chemical Co., Ltd.
Schneider Electric Taiwan Co., Ltd.
Shihlin Electric & Engineering Corporation
Siemens Limited
Solomon Technology Corporation
Swift Engineering Co., Ltd.
Taiwan Gleno Enterprise Co., Ltd.
Taiwan Obayashi Corporation
Taiwan Puritic Corp.
TASA Construction Corporation
Techgo Industrial Co., Ltd.
Trusval Technology Co., Ltd.
Tung Kang Steel Structure Corp.
Uangyih-Tech Industrial Co., Ltd.

(Continued)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counterparty	Nature of Relationships	Prior Transaction of Related Counterparty				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Real estate				Unelectra International Corp.
United Integrated Services Co., Ltd.
Versum Materials Taiwan Co., Ltd.
Wei Shung Technology Corporation
Weltall Technology Corporation
Wholetech System Hitech Limited
Yangtech Engineering Co., Ltd.
Yankey Engineering Co., Ltd.
Ying Pao Technology Inc.
Zhao-Cheng Corp.

Note:    The disclosures are expected information based on the capital appropriation approved by the Board of Directors (Right-of-use assets are included). The actual information shall be subject to the final purchase order of TSMC.
(Concluded)

TABLE 6

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Transaction Details					Abnormal Transaction		Notes/Accounts Payable or Receivable		Note
			Purchases/ Sales	Amount (Foreign Currencies in Thousands)		% to Total	Payment Terms	Unit Price	Payment Terms	Ending Balance (Foreign Currencies in Thousands)	% to Total

TSMC	TSMC North America	Subsidiary	Sales	$1,002,877,644		66	Net 30 days from invoice date (Note)	-	-	$176,130,842	83
	GUC	Associate	Sales		6,110,300	-	Net 30 days from invoice date	-	-	204,565	-
	TSMC Nanjing	Subsidiary	Purchases		46,857,435	35	Net 30 days from the end of the month of when invoice is issued	-	-	(3,881,452)	7
	TSMC China	Subsidiary	Purchases		19,000,827	14	Net 30 days from the end of the month of when invoice is issued	-	-	(1,840,852)	3
	WaferTech	Indirect subsidiary	Purchases		6,868,902	5	Net 30 days from the end of the month of when invoice is issued	-	-	(503,258)	1
	SSMC	Associate	Purchases		2,430,163	2	Net 30 days from the end of the month of when invoice is issued	-	-	(295,730)	1
	VIS	Associate	Purchases		873,783	1	Net 30 days from the end of the month of when invoice is issued	-	-	(47,914)	-

TSMC North America	GUC	Associate of TSMC	Sales		3,365,729	-	Net 30 days from invoice date	-	-	-	-
				(US$	109,502)

VisEra Tech	Xintec	Associate of TSMC	Sales		452,948	8	Net 60 days from the end of the month of when invoice is issued	-	-	157,189	17

Note:    The tenor is determined by the payment terms granted to its clients by TSMC North America.

TABLE 7

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
SEPTEMBER 30, 2023

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Ending Balance (Foreign Currencies in Thousands)		Turnover Days (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
						Amount	Action Taken

TSMC	TSMC North America	Subsidiary	$180,276,196		47	$5,725,886	-	$103,020,387	$-
	GUC	Associate		204,565	34	-	-	-	-

TSMC North America	TSMC	Parent company	(US$	101,830 3,152)	(Note 2)	-	-	-	-

TSMC China	TSMC	Parent company		1,840,852	29	-	-	-	-
			(RMB	416,300)
	TSMC Nanjing	The same parent company		39,071,244	(Note 2)	-	-	-	-
			(RMB	8,835,850)

TSMC Nanjing	TSMC	Parent company		3,881,452	23	-	-	-	-
			(RMB	877,772)

VisEra Tech	Xintec	Associate of TSMC		157,189	82	-	-	-	-

TSMC Technology	TSMC	The ultimate parent of the Company	(US$	379,865 11,767)	(Note 2)	-	-	-	-

WaferTech	TSMC	The ultimate parent of the Company	(US$	503,258 15,590)	27	-	-	-	-
	TSMC Development	Parent company		266,477	(Note 2)	-	-	-	-
				8,255

Note 1:    The calculation of turnover days excludes other receivables from related parties.

Note 2:    The ending balance is primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 8

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Counterparty	Nature of Relationship (Note 1)	Intercompany Transactions
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Net Revenue or Total Assets

0	TSMC	TSMC North America	1	Net revenue from sale of goods	$1,002,877,644	-	65%
				Receivables from related parties	176,130,842	-	3%
				Other receivables from related parties	4,145,354	-	-
				Accrued expenses and other current liabilities	136,026,838	-	2%
				Other noncurrent liabilities	119,729,879	-	2%
		JASM	1	Other noncurrent assets	11,373,403	-	-
		TSMC JDC	1	Research and development expenses	596,527	-	-
		TSMC 3DIC	1	Research and development expenses	568,186	-	-
		TSMC Europe	1	Marketing expenses-commission	475,738	-	-
		TSMC China	1	Purchases	19,000,827	-	1%
				Payables to related parties	1,840,852	-	-
		TSMC Nanjing	1	Purchases	46,857,435	-	3%
				Proceeds from disposal of property, plant and equipment	336,934	-	-
				Payables to related parties	3,881,452	-	-
		TSMC Technology	1	Research and development expenses	2,870,037	-	-
		WaferTech	1	Purchases	6,868,902	-	-
				Payables to related parties	503,258	-	-
1	TSMC China	TSMC Nanjing	3	Interest income	448,245	-	-
				Other receivables from related parties	39,071,244	-	1%

Note 1:    No. 1 represents the transactions from parent company to subsidiary.

No. 3 represents the transactions between subsidiaries.

Note 2:    The sales prices and payment terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.

TABLE 9

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INFORMATION ON INVESTMENT IN MAINLAND CHINA)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount						Balance as of September 30, 2023					Net Income (Losses) of the Investee (Foreign Currencies in Thousands)			Share of Profits/Losses of Investee (Note 1) (Foreign Currencies in Thousands)	Note
				September 30, 2023 (Foreign Currencies in Thousands)			December 31, 2022 (Foreign Currencies in Thousands)			Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)

TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities	$355,162,309			$355,162,309			11	100	$450,233,116			$17,508,870			$17,508,870	Subsidiary
	TSMC Arizona	Phoenix, Arizona, U.S.A.	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	133,798,710			37,015,800			4,400	100	119,394,567			(8,203,552)			(8,203,552)	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the semiconductor design and manufacturing, and other investment activities	31,456,130			31,456,130			988,268	100	70,167,087			2,517,922			2,517,922	Subsidiary
	JASM	Kumamoto, Japan	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	52,630,042			24,567,085			2,269	71	47,543,240			(1,509,102)			(1,080,189)	Subsidiary
	VIS	Hsin-Chu, Taiwan	Manufacturing, sales, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks	10,180,677			10,180,677			464,223	28	13,103,470			4,982,328			1,407,612	Associate
	VisEra Tech	Hsin-Chu, Taiwan	Research, design, development, manufacturing, sales, packaging and test of color filter	4,224,082			4,224,082			213,619	68	11,241,528			323,809			218,974	Subsidiary
	SSMC	Singapore	Manufacturing and sales of integrated circuits and other semiconductor devices	5,120,028			5,120,028			314	39	9,985,558			1,488,865			577,531	Associate
	TSMC North America	San Jose, California, U.S.A	Sales and marketing of integrated circuits and other semiconductor devices	333,718			333,718			11,000	100	6,235,197			483,735			483,735	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging and wafer level post passivation interconnection service	1,988,317			1,988,317			111,282	41	3,580,425			940,912			385,854	Associate
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits	386,568			386,568			46,688	35	2,238,136			2,795,883			974,059	Associate
	Emerging Fund	Cayman Islands	Investing in technology start-up companies	1,712,674			1,269,425			-	99.9	2,130,468			19,602			19,582	Subsidiary
	TSMC 3DIC	Yokohama, Japan	Engineering support activities	1,144,356			1,144,356			49	100	1,174,258			91,131			91,131	Subsidiary
	TSMC Europe	Amsterdam, the Netherlands	Customer service and supporting activities	15,749			15,749			-	100	569,867			23,295			23,295	Subsidiary
	TSMC JDC	Yokohama, Japan	Engineering support activities	410,680			410,680			15	100	371,800			24,384			24,384	Subsidiary
	VTAF III	Cayman Islands	Investing in technology start-up companies	1,242,679			1,239,621			-	98	267,497			(7,849)			(7,692)	Subsidiary
	TSMC Japan	Yokohama, Japan	Customer service and supporting activities	83,760			83,760			6	100	130,349			5,987			5,987	Subsidiary
	VTAF II	Cayman Islands	Investing in technology start-up companies	260,300			260,300			-	98	99,903			498			488	Subsidiary
	TSMC Korea	Seoul, Korea	Customer service and supporting activities	13,656			13,656			80	100	44,746			1,750			1,750	Subsidiary
	ESMC	Dresden, Germany	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	3,359			-			-	100	2,331			(1,084)			(1,084)	Subsidiary

TSMC Partners	TSMC Development	Delaware, U.S.A	Investing in companies involved in semiconductor manufacturing	$ (US$	18,946,972 586,939	$ )	$ (US$	18,946,972 586,939	$ )	-	100	$ (US$	39,842,511 1,234,240	$ )	$ (US$	1,303,093 42,252	$ )	Note2	Subsidiary
	TSMC Technology	Delaware, U.S.A	Engineering support activities	461,038			461,038			-	100	1,217,826			165,596			Note2	Subsidiary
				(US$	14,282)		(US$	14,282)				(US$	37,726)		(US$	5,371)
	TSMC Canada	Ontario, Canada	Engineering support activities	74,246			74,246			2,300	100	375,241			35,357			Note2	Subsidiary
				(US$	2,300)		(US$	2,300)				(US$	11,624)		(US$	1,142)

VTAF III	Growth Fund	Cayman Islands	Investing in technology start-up companies	74,100			70,871			-	100	192,788			(723)			Note2	Subsidiary
				(US$	2,295)		(US$	2,195)				(US$	5,972)		(US$	(23))
	Mutual-Pak	New Taipei, Taiwan	Manufacturing of electronic parts, wholesaling and retailing of electronic materials, and researching, developing and testing of RFID	$ (US$	51,435 1,593	$ )	$ (US$	51,435 1,593	$ )	4,693	28	$ (US$	13,969 433	$ )	$ (US$	(17,934 (579	) ))	Note2	Associate

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of September 30, 2023					Net Income (Losses) of the Investee (Foreign Currencies in Thousands)			Share of Profits/Losses of Investee (Note 1) (Foreign Currencies in Thousands)	Note
				September 30, 2023 (Foreign Currencies in Thousands)	December 31, 2022 (Foreign Currencies in Thousands)	Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)

TSMC Development	WaferTech	Washington, U.S.A	Manufacturing, sales and testing of integrated circuits and other semiconductor devices	$-	$-	293,637	100	$ (US$	7,148,865 221,457	$ )	$ (US$	549,602 17,924	$ )	Note 2	Subsidiary

Note 1:    The share of profits/losses of investee includes the effect of unrealized gross profit on intercompany transactions.

Note 2:    The share of profits/losses of the investee company is not reflected herein as such amount is already included in the share of profits/losses of the investor company.
    (Concluded)

TABLE 10

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INFORMATION ON INVESTMENT IN MAINLAND CHINA

FOR THE NINE MONTHS END SEPTEMBER 30, 2023 (Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investee Company	Main Businesses and Products	Total Amount of Paid-in Capital (RMB in Thousands)			Method of Investment	Accumulated Outflow of Investment from Taiwan as of January 1, 2023 (US$ in Thousands)			Investment Flows		Accumulated Outflow of Investment from Taiwan as of September 30, 2023 (US$ in Thousands)			Net Income (Losses) of the Investee Company	Percentage of Ownership	Share of Profits/Losses		Carrying Amount as of Balance as of September 30, 2023	Accumulated Inward Remittance of Earnings as of September 30, 2023
									Outflow (US$ in Thousands)	Inflow

TSMC China	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	$ (RMB	18,939,667 4,502,080	$ )	(Note 1)	$ (US$	18,939,667 596,000	$ )	$-	$-	$ (US$	18,939,667 596,000	$ )	$7,422,379	100%	$7,489,134 (Note2	$ )	$94,591,954	$-

TSMC Nanjing	Manufacturing, sales, testing and computer-aided design of integrated circuits and other semiconductor devices	$ (RMB	30,521,412 6,650,119	$ )	(Note 1)	$ (US$	30,521,412 1,000,000	$ )	-	-	$ (US$	30,521,412 1,000,000	$ )	15,334,763	100%	15,345,502 (Note2	$ )	82,952,291	-

Accumulated Investment in Mainland China as of September 30, 2023 (US$ in Thousands)	Investment Amounts Authorized by Investment Commission, MOEA (US$ in Thousands)	Upper Limit on Investment

$ 49,461,079 (US$ 1,596,000)	$ 119,412,667 (US$ 3,596,000)	$ 2,023,690,864 (Note 3)

Note 1:    TSMC directly invested US$596,000 thousand in TSMC China and US$1,000,000 thousands in TSMC Nanjing.

Note 2:    Amount was recognized based on the reviewed financial statements.

Note 3:    The upper limit on investment in mainland China is determined by sixty percent (60%) of the Company’s consolidated net worth.

TABLE 11

Taiwan Semiconductor Manufacturing Company Limited

INFORMATION ON MAJOR SHAREHOLDERS

SEPTEMBER 30, 2023

Shareholders (Note 1)	Shares
	Total Shares Owned	Ownership Percentage (Note 2)

ADR-Taiwan Semiconductor Manufacturing Company Ltd.	5,316,067,058	20.50%

National Development Fund, Executive Yuan	1,653,709,980	6.38%

Note 1:    Major shareholders shows the list of all shareholders with ownership of 5 percent or greater.

Note 2:    The calculation of ownership percentage is rounded to two decimal places.